As filed with the Securities and Exchange Commission on

                               September 21, 2001

                           Registration No. 333-64496
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                          Pre-Effective Amendment No. 1
                                       To
                                    Form S-6
                                 --------------

              For Registration under the Securities Act of 1933 of
               Securities of Unit Investment Trusts Registered on
                                   Form N-8B-2
                                ----------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                           (Exact Name of Registrant)
                                ----------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                   (Depositor)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                                 ----------------

                                                 DONALD R. STADING
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                -----------------

       Title of Securities Being Registered: Securities of Unit Investment Trust
                                            ------------------------------------

     Approximate Date of Proposed Public offering: As soon as practicable after the effective date of the Registration Statement.

     Flexible Premium Variable Life Insurance Policies - Registration of an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940

     The Registrant hereby amends this Registration on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

               RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2
                               AND THE PROSPECTUS

 Item No. of
orm N-8B-2          Caption In Prospectus

       1               Cover Page
       2               Cover Page
       3               Not Applicable
       4               Policy Distributions
       5               About Our Company
       6               About Our Company
       7               Not Required
       8               Not Required
       9               Legal Proceedings
      10  (a)         Policy Application and Insurance
          (b)         Policy Distributions
          (c)(d)(e)   Policy Distributions; Lapse and Grace Periods;
                      Reinstatement
          (f)(g)(h)   Voting Rights; Tax Matters
          (i)         Important Policy Provisions
      11              Separate Account Variable Investment Options
      12              Separate Account Variable Investment Options;
                      Policy Distributions
      13              Tax Matters; Policy Distributions
      14              Policy Application and Issuance
      15              Policy Application and Issuance
      16              Variable Investment Options
      17              Policy Distributions; Lapse and Grace Periods;
                      Reinstatement; Important Policy Provisions
      18              Separate Account Variable Investment Options
      19              Reports to You; Voting Rights; Policy Distributions
      20              About Our Company; Voting Rights; Tax Matters
      21              Policy Loans
      22              Not Applicable
      23              Policy Distributions
      24              Important Policy Provisions
      25              About Our Company
      26              Policy Distributions
      27              About Our Company
      28              Our Management
      29              About Our Company
      30              Not Applicable
      31              Not Applicable
      32              Not Applicable
      33              Not Applicable
      34              Not Applicable
      35              About Our Company
      36              Not Required
      37              Not Applicable
      38              Policy Distributions
      39              Policy Distributions
      40              Not Applicable
      41              Policy Distributions

      Item No. of
      Form N-8B-2      Caption In Prospectus
      -----------      ---------------------


      42             Not Applicable
      43             Not Applicable
      44 (a)         Separate Account Variable Investment Options;
                     Policy Application and Issuance
         (b)         Charges; Policy Distributions
         (c)         Charges
      45             Not Applicable
      46             Separate Account Variable Investment Options;
                     Policy Distributions; Lapse and Grace Periods;
                     Reinstatement
      47             Not Applicable
      48             About Our Company
      49             Not Applicable
      50             Separate Account Variable Investment Options
      51             Cover Page; Policy Summary; Important Policy Provisions;
                     Tax Matters; Policy Distributions
      52             Tax Matters
      53             Tax Matters
      54             Not Applicable
      55             Not Applicable
      56             Not Required
      57             Not Required
      58             Not Required
      59             Financial Statements

--------------------------------------------------------------------------------
OVERTURE OVATION! VUL

PROSPECTUS: September 21, 2001



                                   Ameritas Variable Life Insurance Company Logo
                                        Ameritas Variable Life Insurance Company
                                                              Separate Account V
OVERTURE OVATION!(sm)
Flexible Premium
Variable Universal Life Insurance Policy
--------------------------------------------------------------------------------
    This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, provide life insurance protection while having flexibility, within limits, as to the amount and timing of premium payments, to change the death benefit, and in how to invest your Policy value. THE VALUE OF YOUR POLICY WILL GO UP OR DOWN BASED ON THE INVESTMENT PERFORMANCE OF THE VARIABLE INVESTMENT OPTIONS YOU CHOOSE. THE AMOUNT OF THE DEATH BENEFIT CAN ALSO VARY AS A RESULT OF INVESTMENT PERFORMANCE.

    You may allocate all or part of your Policy value among variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from these series funds:


                    Series Fund issuing the Subaccount
 Referred to as:          underlying portfolios:            Portfolio Advisor - Subadvisors
------------------- ------------------------------------ --------------------------------------
------------------- ------------------------------------ --------------------------------------
ALGER               The Alger American Fund              FRED ALGER MANAGEMENT, INC.
------------------- ------------------------------------ --------------------------------------
AMERICAN CENTURY    American Century Variable            AMERICAN CENTURY INVESTMENT
                    Portfolios, Inc.                     MANAGEMENT, INC.
------------------- ------------------------------------ --------------------------------------
AMERITAS            Calvert Variable Series, Inc.        AMERITAS INVESTMENT CORP.
PORTFOLIOS          Ameritas Portfolios                  -FRED ALGER MANAGEMENT, INC. (FRED ALGER)
                                                         -DAVID L. BABSON & COMPANY INC. (BABSON)
                                                         -CALVERT ASSET MANAGEMENT COMPANY, INC.(CALVERT)
                                                         -MASSACHUSETTS FINANCIAL SERVICES COMPANY (MFS)
                                                         -HARRIS ASSOCIATES, INC. (OAKMARK)
                                                         -STATE STREET GLOBAL ADVISORS (STATE STREET)
------------------- ------------------------------------ --------------------------------------
CALVERT SOCIAL      Calvert Variable Series, Inc.        CALVERT ASSET MANAGMENT COMPANY, INC.
                    Calvert Social Portfolios
------------------- ------------------------------------ --------------------------------------
FIDELITY            Variable Insurance Products:         FIDELITY MANAGEMENT & RESEARCH
                    Service Class 2                      COMPANY
------------------- ------------------------------------ --------------------------------------
INVESCO FUNDS       INVESCO Variable Investment Funds,   INVESCO FUNDS GROUP, INC.
                    Inc.
------------------- ------------------------------------ --------------------------------------
MFS                 MFS Variable Insurance Trust         MASSACHUSETTS FINANCIAL SERVICES COMPANY
------------------- ------------------------------------ --------------------------------------
MORGAN STANLEY      Universal Institutional Funds, Inc.  MORGAN STANLEY ASSET MANAGEMENT
------------------- ------------------------------------ --------------------------------------
SALOMON BROTHERS    Salomon Brothers Variable Series     SALOMON BROTHERS ASSET MANAGEMENT INC.
                    Funds Inc.
------------------- ------------------------------------ --------------------------------------
SUMMIT PINNACLE     Summit Mutual Funds, Inc., Summit    SUMMIT INVESTMENT PARTNERS, INC.
SERIES              Pinnacle Series
------------------- ------------------------------------ --------------------------------------
THIRD AVENUE        Third Avenue Variable Series Trust   EQSF ADVISERS, INC.

or you may allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

                Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

    A registration statement including other information about us and the Policy is on file with the Securities and Exchange Commission ("SEC"). For a free copy, access it on the SEC's Web site (WWW.SEC.GOV, EDGAR "SEARCH FOR COMPANY FILINGS," "QUICK FORMS LOOKUP" and type in "Ameritas Variable"). You can also ask for it from the SEC's office in Washington, D.C.; they may charge you a fee.


 THE SEC DOES NOT PASS UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, AND HAS
   NOT APPROVED OR DISAPPROVED THE POLICY. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


       NOT FDIC INSURED         MAY LOSE VALUE         NO BANK GUARANTEE

--------------------------------------------------------------------------------
             AMERITAS VARIABLE LIFE INSURANCE COMPANY (WE, US, OUR)
    SERVICE CENTER, P.O. BOX 82550, LINCOLN, NEBRASKA 68501. 1-800-745-1112.
                              VARIABLE.AMERITAS.COM
--------------------------------------------------------------------------------

Contacting Us. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                             Ameritas Variable Life
                               Insurance Company,
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                              variable.ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

Sending Forms, Written Notice and Written Requests in "Good Order." If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales represen-tative to learn what information is required for the request to be in "good order". Often, we can only accept information on a form we provide. We can only act upon requests that are received in good order.

Remember, the Correct Form is important for us to accurately process your Policy elections and changes. Many can be found on the on-line services section of our Web site. Or, call us at our toll-free number and we'll send you the form you need.

Make checks payable to:
"Ameritas Variable Life Insurance Company"


TABLE OF CONTENTS                                    BEGIN ON PAGE
--------------------------------------------------------------------------------

    DEFINED TERMS..........................................3
    POLICY SUMMARY.........................................4
    CHARGES & CREDITS TABLES...............................6
    IMPORTANT POLICY PROVISIONS............................9
        Policy Application and Issuance
        Policy Value
        Misstatement of Age or Sex
        Suicide
        Incontestability
        Telephone Transactions
        Lapse and Grace Periods (GUARANTEED DEATH BENEFIT)
        Reinstatement
        Delay of Payments
        Beneficiary
        Minor Owner or Beneficiary
        Optional Features
        Policy Changes
    INVESTMENT OPTIONS....................................14
        Separate Account Variable Investment Options
        Fixed Account Fixed Interest Rate Option
        Transfers
        Third-Party Services
        Systematic Transfer Programs
         (DOLLAR COST AVERAGING,
          PORTFOLIO REBALANCING, EARNINGS SWEEP)
    CHARGES & CREDITS......................................18
        Deduction from Premium (PREMIUM CHARGE FOR TAXES)
        Monthly Deductions from Policy Value
         (ADMINISTRATIVE CHARGES; COST OF INSURANCE CHARGE)
        Daily Deduction from Separate Account Assets
         (RISK CHARGE, PORTFOLIO CHARGES)
        Transaction Charges
         (SURRENDER CHARGE, PARTIAL WITHDRAWAL CHARGE, TRANSFER FEE) Waiver of Certain Charges
        Cash Surrender Value Bonus
    POLICY DISTRIBUTIONS..................................21
        Death Benefit
        Policy Loans
        Full Surrender
        Partial Withdrawal
        Payment of Policy Proceeds
    TAX MATTERS...........................................25
        Life Insurance Qualification
        Tax Treatment of Loans & Other Distributions
        Other Policy Owner Tax Matters
    MISCELLANEOUS.........................................28
        About Our Company
        State Regulation
        Distribution of the Policies
        Voting Rights
        Distribution of Materials
        Advertising
        Legal Proceedings
        Independent Auditors
        Our Management

    APPENDIX A: Variable Investment Option Portfolios.....A:1
    APPENDIX B:  Financial Statements.....................B:1
    APPENDIX C:  Optional Features........................C:1

    Thank You / If You Have Questions / Reports to You....Last Page

OVERTURE OVATION! VUL              -2-

DEFINED TERMS
--------------------------------------------------------------------------------

ACCUMULATION UNITS are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

BUSINESS DAY is each day that the New York Stock Exchange is open for trading.

CASH SURRENDER VALUE is the total Policy value less outstanding loans and loan interest, less any applicable surrender charge, and less any due but unpaid Policy charges.

FIXED ACCOUNT is the portion of Policy value allocated to our general account and receiving a fixed rate of interest guaranteed by us.

GUARANTEED DEATH BENEFIT is the initial specified amount of insurance for the first five Policy Years so long as Minimum Premium is paid, and any other longer period provided by an optional Guaranteed Death Benefit Rider.

LOAN ACCOUNT is an account we maintain for your Policy if you have a Policy loan outstanding. The Loan Account is credited with interest and is not affected by the experience of the variable investment options of the Separate Account. The Loan Account is part of our general account.

OWNER, YOU, YOUR is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

POLICY DATE is the effective date for Policy coverage. It is usually, but need not be, the same as the date the Policy is issued.

POLICY YEAR/MONTH/ANNIVERSARY are measured from respective anniversary dates of the Policy Date of your Policy.

PREMIUM
   GUARANTEED DEATH BENEFIT PREMIUM is the amount of premium which, if paid in advance, will keep your Policy in force during the optional Guaranteed Death Benefit Period so long as other Policy provisions are met, even if the Cash Surrender Value is zero or less.
   INITIAL PREMIUM is equal to 1/12th of the total first year Minimum Premium, times the number of months between the Policy Date and the date the Policy is issued plus one month.
   MINIMUM PREMIUM is the amount of premium which, if paid monthly in advance, will keep your Policy in force for the first five Policy Years, even if the Cash Surrender Value is zero or less.
   PLANNED PERIODIC PREMIUM is a schedule of equal premiums payable at fixed intervals chosen by you, the Owner. You need not follow this schedule, nor will following it ensure that the Policy will remain in force unless the payments meet the requirements of the Minimum Premium or Guaranteed Death Benefit Premium.

SUBACCOUNT is a variable investment option division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single, underlying, non-publicly traded portfolio issued through a series fund.

VALUATION PERIOD is the period commencing at the close of business of the New York Stock Exchange on each Business Day and ending at the close of business on the next succeeding Business Day.

WE, US, OUR, AMERITAS, AVLIC - Ameritas Variable Life Insurance Company.

WRITTEN NOTICE OR REQUEST -- Written notice, signed by you, in good order, on a form approved by or acceptable to us, that gives us the information we require and is received at AVLIC, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-6153. Call us if you have questions about what form or information is required.

--------------------------------------------------------------------------------
    THIS PROSPECTUS MAY ONLY BE USED TO OFFER THE POLICY WHERE THE POLICY MAY
      LAWFULLY BE SOLD. THE POLICY, AND CERTAIN FEATURES DESCRIBED IN THIS
                 PROSPECTUS, MAY NOT BE AVAILABLE IN ALL STATES.

    NO ONE IS AUTHORIZED TO GIVE INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE POLICY THAT IS NOT IN THIS PROSPECTUS. IF ANYONE DOES SO, YOU SHOULD NOT
                   RELY UPON IT AS BEING ACCURATE OR ADEQUATE.

OVERTURE OVATION! VUL                 -3-

POLICY SUMMARY
--------------------------------------------------------------------------------

        THIS SECTION IS ONLY A SUMMARY. PLEASE READ EACH SECTION OF THIS PROSPECTUS FOR ADDITIONAL DETAIL.

        The OVERTURE OVATION! Policy is flexible premium variable universal life insurance. The Policy pays a death benefit to the Policy beneficiary upon the insured's death, or pays a Cash Surrender Value to you if you surrender the Policy. The insured cannot be over age 90 on the insured's birthday nearest the Policy issue date. We will only issue the Policy for an initial specified amount of insurance coverage of $50,000 or more.

        You have flexibility under the Policy. Within certain limits, you can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the investment options. You may allocate Policy premium and value among several different variable investment options where you can gain or lose money on your investment, or to a fixed rate option where we guarantee you will earn a fixed rate of interest. You can take out a Policy loan, make a partial withdrawal, or surrender your Policy completely, subject to certain restrictions. However, loans and surrenders may be subject to income tax and penalty tax.

        Your Policy Value and Death Benefit will go up or down as a result of the investment experience of your Policy value allocated to the variable investment options. Even if you pay Planned Periodic Premiums, your Policy could lapse if the Policy value is not enough to pay the Policy's Charges. However, your Policy will not lapse during the first five Policy Years if you meet the Minimum Premium requirements, or during the Guaranteed Death Benefit Period if you meet the Guaranteed Death Benefit Premium requirements. Your Policy's Death Benefit will never be less than the then current Specified Amount of insurance coverage less any outstanding Policy loans and unpaid loan interest.

        BUYING A POLICY MIGHT NOT BE ADVISABLE IF IT IS JUST REPLACING EXISTING LIFE INSURANCE. YOU MAY WISH TO CONSULT WITH YOUR FINANCIAL OR INSURANCE ADVISER.

[ ]     COMPARISON TO OTHER POLICIES AND INVESTMENTS

                              A significant advantage of the Policy is that it provides the ability to accumulate capital on a tax-deferred basis while providing benefits such as life insurance protection through death benefits, lifetime income payments, guaranteed fees, and asset allocation models.

        COMPARED TO OTHER LIFE INSURANCE. The Policy is like fixed-benefit life insurance except for its variable investment features, the flexibility to vary the amount and timing of premium payments and, within limits, to change the death benefit. Another difference is that the Policy value and death benefit may vary to reflect the investment experience of the variable investment options you select, so you have both the investment risk (including possible loss of value) and opportunity, not us.

        COMPARED TO MUTUAL FUNDS. Although the Separate Account variable investment options' underlying portfolios operate like publicly traded mutual funds and have the same investment risks, in many ways the Policy is different. Unlike publicly traded mutual funds, the Policy has these features:

o Provides insurance protection through a death benefit based on the insured's life.
o Can lapse with no value, if your Policy value is not enough to pay charges or loan interest, unless the terms for a Guaranteed Death Benefit are met.
o Can provide settlement option payments for the rest of your life or for some other period.
o You can transfer money from one underlying investment portfolio to another without tax liability.
o Dividends and capital gains distributed by the variable investment options' underlying portfolios are automatically reinvested and are reflected in the portfolio's value.
o Insurance-related charges not associated with direct mutual fund investments are deducted from the value of the Policy.
o   Premature surrenders may be subject to a 10% federal tax penalty.
o Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income when distributed, although (a) such earnings are exempt from taxation if received as a death benefit and (b) taxation of them is deferred until such earnings are distributed.
o If the Policy became a "modified endowment contract," as defined by tax law, then (a) there would be a 10% penalty tax on withdrawals before age 59 1/2;
    (b) withdrawals are deemed to come from earnings first (taxable), then from premium; and (c) loans are treated as withdrawals.
o You have a short time period to review your Policy and cancel it for a return of premium paid. The terms of this "right to examine" period vary by state (see the cover of your Policy).
o We, not you, own the shares of the variable investment option's underlying portfolios. You have interests in the Separate Account Subaccounts that invest in the underlying portfolios that you select.

OVERTURE OVATION! VUL                 -4-

[ ]     POLICY OPERATION & FEATURES

PREMIUMS.
o Minimum initial premium: The Initial Premium required to purchase the level of initial specified amount of life insurance coverage you select.
o Ongoing premium: may be any amount greater than the minimum premium required to keep coverage in effect. We will notify you if premium will exceed tax limits for life insurance and cause the Policy to become a "modified endowment contract."
o  The Policy has no maturity date, except in States that require it.

CHARGES DEDUCTED FROM PREMIUM
o  Premium charge for taxes: currently 3.5% of premium.

INVESTMENT OPTIONS.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer between investments, subject to limits. Asset Allocation, dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

CHARGES DEDUCTED FROM ASSETS.
(SEE CHARGES & CREDITS TABLES ON NEXT PAGES.)

Deductions from entire Policy value:
o  Administrative expense charges
o  Cost of insurance charge
o  Surrender and partial withdrawal charges, if any.
o  Charges for selected optional features.

Deductions  from  Separate  Account  assets only:
o  Mortality  and expense risk charge.
o  Underlying portfolio investment advisory charges and operating expenses.

SURRENDERS.
o You can surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Policy value. Applicable charges are shown in the CHARGES & CREDITS TABLES, next page.

LOANS
o You may borrow a limited amount of Policy value. Each loan must be at least $200. Interest accrues on outstanding loan amounts. After the 10th Policy Year, loans at a lower interest may be available.

BONUS
o We may give you an added credit to your Policy value each year after your 16th Policy Year.

                           -------------
                            Premiums to
                            Your Policy
                            -------------

         -----------------------------------------------
            Ameritas Variable Life Insurance Company
         -----------------------------------------------

                     --------------------------
                       Charges Deducted from
                              Premium
                     --------------------------

         -----------------------------------------------
                       Investment Options
         -----------------------------------------------
         Fixed
         Account           Ameritas Variable Life
                          Insurance Company Separate
         POLICY                    Account V
         VALUE
         RECEIVES         Variable Investment Options
            A             POLICY VALUE MAY VARY DAILY
         GUARANTEED      DEPENDING UPON THE INVESTMENT
         FIXED           PERFORMANCE OF THE UNDERLYING
         INTEREST                 PORTFOLIOS.
           RATE.
         -----------    --------------------------------
                                The Subaccounts
                        --------------------------------
                            A          B        Etc.
                        ---------- ---------- ----------

                        ---------- ---------- ----------
                        Underlying  Underlying   Etc.
                        Portfolio   Portfolio
                            A           B
                        ---------- ---------- ----------

         -----------------------------------------------
                Charges (DEDUCTIONS FROM ASSETS)
         -----------------------------------------------

         ----------------    -----------    ------------
                             Surrender         Death
                             all or          Benefits:
              Loans          part of         Option A
                             the Policy     or Option B
         ----------------    -----------    ------------
                             ---------------------------
                               Paid in Annuity Income
                                    or Lump Sum
                             ---------------------------

DEATH BENEFIT.
o If you meet certain premium requirements, we will guarantee a death benefit for a certain period even if your Policy's Cash Surrender Value falls to zero.
o  Two death benefit options are available:
   Option A: essentially a level death benefit that includes total Policy value within the specified amount; or
   Option B: pays the total Policy value in addition to the specified amount. DEATH BENEFIT PROCEEDS ARE REDUCED BY ANY POLICY LOAN BALANCE, UNPAID LOAN INTEREST, AND ANY MONTHLY DEDUCTIONS DUE BUT UNPAID AT DEATH.
   See the POLICY DISTRIBUTIONS: DEATH BENEFITS section for details.

SETTLEMENT INCOME.
o Amounts surrendered or death benefit proceeds can be paid out under several different payment options.

OVERTURE OVATION! VUL                 -5-


CHARGES & CREDITS TABLES
--------------------------------------------------------------------------------
    The following  table is a summary.  See the CHARGES & CREDITS  section of this  Prospectus for more detail.
-------------------------------------------------------------------------------------------------
CHARGES                                                                      Current  Guaranteed
                                                                                       Maximum
-------------------------------------------------------------------------------------------------
DEDUCTED FROM PREMIUM
-------------------------------------------------------------------------------------------------
>      PREMIUM CHARGE FOR TAXES (% of each premium)                           3.50%     5.00%
-------------------------------------------------------------------------------------------------
MONTHLY DEDUCTION FROM POLICY VALUE
-------------------------------------------------------------------------------------------------
>      ADMINISTRATIVE CHARGE                                                 $5.00     $9.00
------------------------------------------------------------------- ----------------- -----------
>      ADMINISTRATIVE CHARGE PER $1,000 OF INITIAL SPECIFIED             varies(1).    varies(1).
       AMOUNT                                                         Grades to $0 in  Level 20
                                                                     the 21st Policy    year
                                                                           Year.       charge.
------------------------------------------------------------------- ----------------- -----------
>       ADMINISTRATIVE CHARGE PER $1,000 OF INCREASE IN SPECIFIED           *varies.   *varies.
        AMOUNT
        * varies depending upon the total specified amount of
        insurance coverage after the increase, and by the              Grades to $0 in
        insured's age at the time of the increase.  Ask for a          the 21st year    Level 20
        Policy llustration or see your Policy for the charge              after the       year
        applicable to you.                                                increase.      charge.
------------------------------------------------------------------- --------- ------- -----------
>       COST OF ISSURANCE  (deducted monthly from total Policy                varies(1varies(1)
        value)
------------------------------------------------------------------- --------- ------- -----------
>       COST OF OPTIONAL FEATURES  (deducted monthly from total
        Policy value)                                                        -*NONE    -*NONE
        - Guaranteed Death Benefit Rider  (* minimum premium                 -varies(-) varies(1)
          requirements apply)
        - Legacy Asset Rider, Waiver of Deductions Rider
        - Other optional features:  See Appendix C and ask for a
          Policy illustration or see your Policy for charges for
          optional benefits you may select.
------------------------------------------------------------------- --------- ------- -----------
DAILY DEDUCTION FROM SEPARATE ACCOUNT ASSETS
------------------------------------------------------------------- --------- ------- -----------
>       RISK CHARGE (for mortality and expense risk)                Years     0.70%     0.90%
        (deducted daily from Separate Account Assets only to         1-15:    0.45%     0.90%
        equal the annual % shown)                                   Years
                                                                      16+:
-------------------------------------------------------------------------------------------------
TRANSACTION CHARGES
------------------------------------------------------------------- -------- -------- -----------
>       SURRENDER CHARGE (deducted from total Policy value upon a
        full surrender)
        * varies in amount and duration by insured's sex, issue
        age, risk class, and the amount of time you have had your
        Policy.  May apply for up to 15 years.  The highest
        aggregate surrender charge is $48 for each $1,000 of
        specified amount of insurance coverage.  Taxes and                   *varies  Same as
        penalties may also apply.  Ask for a Policy illustration                       current
        or see your Policy for these charges applicable to you.
------------------------------------------------------------------- ------- --------- -----------
>       PARTIAL WITHDRAWAL CHARGE (lesser of % of withdrawal                2%, or    2%, or $50
        amount or dollar amount)                                              $25
------------------------ ------------------------------------------ -------- -------- -----------
>       TRANSFER FEE     >       First 15 transfers per year
        (per transfer)   >       Over 15 transfers in one Policy              NONE    Same as
                                 Year, we may charge                          $10     current
------------------------------------------------------------------- -----------------------------
(1)  varies by insured's sex, issue age, risk class and specified amount of insurance coverage.  Ask for a Policy illustration or see your Policy for the charge applicable to you.
------------------------------------------------------------------- -------- -------- -----------
                                                                                      Guaranteed
INTEREST                                                                     Current    Maximum
                                                                    Credited Charge     Charge
------------------------------------------------------------------- -------- -------- -----------
>       FIXED ACCOUNT                                               At         N/A       N/A
      * Guaranteed minimum annual effective rate.  We may credit    least
        a higher current rate.                                      3.5%*
------------------------------------------------------------------- -------- -------- -----------
>       LOAN ACCOUNT  (effective annual rates)                       3.50%    5.50%     6.00%
      Regular Loans                                                  3.50%    3.50%     4.00%
      Reduced Rate Loans  (available only after the 10th Policy
      Year)
------------------------------------------------------------------- -------- -------- -----------
BONUS                                                               Current           Guaranteed
                                                                    Credit              Credit
------------------------------------------------------------------- -------- -------- -----------
>       CASH SURRENDER VALUE BONUS                                   0.25%               none
       (% of Cash Surrender Value may be added to Policy value
       each Policy Anniversary beginning in Policy Year 16.)
       (There is no extra cost for this bonus.)
------------------------------------------------------------------- -------- -------- -----------


--------------------------------------------------------------------------------
SUBACCOUNT UNDERLYING PORTFOLIO ANNUAL EXPENSES
--------------------------------------------------------------------------------
   The following chart shows the expenses charged in the year 2000 by each Subaccount underlying portfolio based on that portfolio's average daily net assets. We then deduct applicable Separate Account charges from the net asset value in calculating the unit value of the corresponding Subaccount. The management fees and other expenses are more fully described in the prospectus for each underlying portfolio. Information relating to the underlying portfolios was provided by the underlying portfolios and was not independently verified by us.

OVERTURE OVATION! VUL                 -6-

                                                                                    Total
                                                                                  Expenses
                                                                                    after
o       Subaccount's underlying    Management 12b-1  Other     Total  Waivers    waivers and
     Portfolio Name                   Fees    Fees    Fees     Fund   and        reductions,
                                                               Fees   Reductions   if any
----------------------------------------------------------------------------------------------
ALGER
o       Alger American Balanced       0.75%    -      0.13%    0.88%      -          0.88%
o       Alger American Leveraged
        AllCap                        0.85%    -      0.05%    0.90%      -          0.90%
AMERICAN CENTURY                               -
o       VP Income & Growth            0.70%    -       -       0.70%      -          0.70%
AMERITAS PORTFOLIOS (SUBADVISOR) (1)
o       Ameritas Growth (FRED
        ALGER)                        0.80%    -      0.09%    0.89%      -          0.89%
o       Ameritas Income & Growth
       (FRED ALGER)                   0.68%    -      0.10%    0.78%      -          0.78%
o       Ameritas MidCap Growth
       (FRED ALGER)                   0.85%    -      0.09%    0.94%      -          0.94%
o       Ameritas Small
        Capitalization (FRED ALGER)   0.90%    -      0.10%    1.00%      -          1.00%
o       Ameritas Micro Cap (BABSON)   1.12%    -      0.88%    2.00%     0.50%       1.50%
o       Ameritas Money Market
        (CALVERT)                     0.25%    -      0.11%    0.36%      -          0.36%
o       Ameritas Emerging Growth
        (MFS CO.)                     0.80%    -      0.15%    0.95%      -          0.95%
o       Ameritas Growth With
        Income (MFS CO.)              0.80%    -      0.43%    1.23%     0.25%       0.98%
o       Ameritas Research (MFS CO.)   0.80%    -      0.52%    1.32%     0.36%       0.96%
o       Ameritas Select (OAKMARK)     0.92%    -      0.88%    1.80%     0.30%       1.50%
o       Ameritas Index 500 (STATE
        STREET)                       0.29%    -      0.11%    0.40%     0.02%       0.38%
CALVERT SOCIAL
o       CVS Social Balanced           0.70%    -      0.18%(2) 0.88%      -          0.88%
o       CVS Social International
        Equity                        1.10%    -      0.43%(2) 1.53%      -          1.53%
o       CVS Social Mid Cap Growth     0.90%    -      0.22%(2) 1.12%      -          1.12%
o       CVS Social Small Cap Growth   1.00%    -      0.61%(2) 1.61%      -          1.61%
FIDELITY (SERVICE CLASS 2)
o       VIP Asset Manager             0.53%   0.25%   0.10%    0.88%      -          0.88%
o       VIP Asset Manager: Growth     0.58%   0.25%   0.14%    0.97%      -          0.97%(3)
o       VIP Contrafund(R)             0.57%   0.25%   0.10%    0.92%      -          0.92%(3)
o       VIP Equity-Income             0.48%   0.25%   0.10%    0.83%      -          0.83%(3)
o       VIP Growth                    0.57%   0.25%   0.09%    0.91%      -          0.91%(3)
o       VIP High Income               0.58%   0.25%   0.18%    1.01%      -          1.01%
o       VIP Investment Grade Bond     0.43%   0.25%   1.07%    1.75%      -          1.75%(4)
o       VIP Overseas                  0.72%   0.25%   0.18%    1.15%      -          1.15%(3)
INVESCO FUNDS
o       VIF Dynamics(5)               0.75%    -      0.34%    1.09%      -          1.09%
MFS
o       Global Governments            0.75%    -      0.32%(6) 1.07%     0.16%(7)    0.91%
o       New Discovery                 0.90%    -      0.19%(6) 1.09%     0.03%(7)    1.06%
o       Utilities                     0.75%    -      0.16%(6) 0.91%      -          0.91%
MORGAN STANLEY
o       Emerging Markets Equity       1.25%    -      0.71%    1.96%     0.16%       1.80%(8)
o       Global Value Equity           0.80%    -      0.63%    1.43%     0.28%       1.15%(8)
o       International Magnum          0.80%    -      0.68%    1.48%     0.30%       1.18%(8)
o       U.S. Real Estate              0.80%    -      0.36%    1.16%     0.06%       1.10%(8)
SALOMON BROTHERS
o       Variable Capital              0.90%    -      0.37%    1.27%     0.27%(9)    1.00%
SUMMIT PINNACLE SERIES(10)
o       Nasdaq-100 Index              0.35%    -      0.29%    0.64%      -          0.64%
o       Russell 2000 Small Cap Index  0.35%    -      0.39%    0.74%      -          0.74%
o       S&P MidCap 400 Index          0.30%    -      0.30%    0.60%      -          0.60%
THIRD AVENUE
o       Third Avenue Value(11)        0.90%    -      1.62%    2.52%     1.22%       1.30%


(1) The Portfolios' aggregate expenses are limited for a period of one year following November 1, 2000 (October 29, 2000 for Ameritas Money Market). Total expenses, both before and after waivers and/or reimbursements, have been restated to reflect the above.

    "Other Fees" for the Ameritas Micro Cap and Ameritas Select portfolios are based on estimates, since these are new portfolios. The portfolio investment adviser (AIC) has voluntarily agreed to reimburse each portfolio so that total annual operating expenses for each portfolio will not exceed 1.50%. The investment adviser reserves the right to terminate any waiver and/or reimbursement at any time without notice.

(2) "Other Fees" reflect an indirect fee resulting from the portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the Portfolio's expenses. Net operating expenses after reductions for fees paid indirectly would be as follows:
               CVS Social Balanced                0.86%
               CVS Social International Equity    1.36%
               CVS Social Mid Cap Growth          1.02%
               CVS Social Small Cap Growth        1.26%

(3) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the fund prospectus for details.

OVERTURE OVATION! VUL                 -7-

(4) The fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed a certain level. Including this reimbursement, the annual class operating expenses were 1.05%. This arrangement may be discontinued by the fund's manager at any time.


(5) The fund's actual other expenses and total annual fund operating expenses were lower than the figures shown because the custodian fees were reduced under an expense offset arrangement. Certain expenses of the INVESCO portfolios were absorbed voluntarily by INVESCO in order to ensure that expenses for the fund, excluding any expense offset arrangements, did not exceed the "Total Expenses" stated in the table. This commitment may be changed at any time following consultation with the board of directors. After absorption, but excluding any expense offset arrangements, variations in the fund's other and total annual fund operating expenses were insignificant for the year ended December 31, 2000.


(6) Each MFS portfolio has an expense offset arrangement which reduces the portfolio's custodian fee based upon the amount of cash maintained by the portfolio with its custodian and dividend disbursing agent. Each portfolio may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the portfolio's expenses).
    "Other Fees" do not take into account these expense reductions and are therefore higher than the actual expenses of the portfolio. Had these reductions been taken into account, "Total Expenses (reflecting waivers and/or reimbursements, if any)" would be lower: 0.90% for MFS Utilities and MFS Global Governments and 1.05% for MFS New Discovery.


(7) MFS contractually agreed, subject to reimbursement, to bear expenses for the MFS Global Governments and MFS New Discovery such that the each portfolio's "Other Fees" (after taking into account the expense offset arrangement described at (6), above) do not exceed 0.15% of the average daily net assets of the portfolio during the current fiscal year. MFS Utilities portfolio has no such limitation. These contracted fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the portfolio.


(8) The portfolio's investment adviser has voluntarily agreed to reduce its management fee and/or reimburse each portfolio so that total annual operating expenses for each portfolio will not exceed:
               Emerging Markets Equity            1.75%
               Global Value Equity                1.15%
               International Magnum fund          1.15%
               U.S. Real Estate fund              1.10%

    The investment adviser reserves the right to terminate any waiver and/or reimbursement at any time and without notice.

    In determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on borrowing are excluded from annual operating expenses. If these expenses were incurred, the portfolio's total expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratios shown above.

    For the year ended December 31, 2000, after giving effect to the above voluntary management fee waiver and/or expense reimbursement, the total expenses for each portfolio, including certain investment related expenses, were as stated in the table.

(9) The manager voluntarily reimbursed the fund for certain expenses during the period ended December 31, 2000.

(10)The S&P MidCap 400(R) Index is a trademark of The McGraw-Hill Companies, Inc. The Nasdaq-100(R) Index is a trademark of The Nasdaq Stock Market, Inc. The Russell 2000(R) Index is a trademark of the Frank Russell Company. These trademarks have been licensed for use by Summit Mutual Funds. The Funds are not sponsored, endorsed, sold or promoted by any of the licensing organizations, and they make no representation or warranty regarding the Funds, and bear no liability with respect to the Funds.

(11)Under current arrangements, whenever, in any fiscal year, the portfolio's normal operating expenses, including the investment advisory fee, but excluding broker commissions, exceeds 1.30% of the portfolio's average net assets, the adviser is obligated to reimburse the portfolio in an amount equal to that excess.

Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

We may receive administrative fees from the investment advisers of certain portfolios. We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of our Company changes.

OVERTURE OVATION! VUL                 -8-

IMPORTANT POLICY PROVISIONS
--------------------------------------------------------------------------------

        The OVERTURE OVATION! Policy is a flexible premium variable universal life insurance policy. Many rights and benefits under the Policy are summarized in this prospectus; however, refer to the Policy itself for the actual and complete terms of the Policy. You may obtain a copy of the Policy from us. The Policy remains in force until surrendered for its Cash Surrender Value, or all proceeds have been paid as a death benefit, or until it lapses because premiums paid and its Policy value are insufficient to keep the Policy in force and a Guaranteed Death Benefit Period is not in effect, or if a Policy loan exists, the Cash Surrender Value is equal to or less than the amount of the loan.

[ ]     POLICY APPLICATION AND ISSUANCE

        To purchase a Policy, the insured must not be older than age 90 on the insured's birthday nearest to the Policy Date, and must submit an application with the minimum Initial Premium and provide evidence of the proposed insured's insurability satisfactory to us. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject any application or premium for any reason. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

o    APPLICATION IN GOOD ORDER
     All application questions must be answered, but particularly note these requirements:
o The Owner's and Beneficiary's full name, Social Security number, date of birth, and certain other required information must be included.
o Your premium allocations must be completed, be in whole percentages, and total 100%.
o    Initial premium must meet minimum premium requirements.
o    Your signature and your agent's signature must be on the application.
o    City, state and date the application was signed must be completed.
o You must provide all information required for us to underwrite your application (including health and medical information about the insured, and other information we consider relevant).
o If you have one, please give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.
o There may be forms in addition to the application required by law or regulation, especially when a replacement of other coverage is involved.
o    Your agent must be both properly licensed and appointed with us.

o    PREMIUM REQUIREMENTS
     Your premium checks should be made payable to "Ameritas Variable Life Insurance Company." We may postpone crediting any payment made by check to your Policy value until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources.

     Initial Premium
o Initial Premium sufficient to purchase the specified amount of insurance coverage you apply for.

     Additional Premiums
o If a premium increases the face amount of coverage, it is subject to evidence of the insured's continued insurability and our underwriting requirements.
o Must be at least enough to maintain the specified amount of coverage you purchased.
o Planned Periodic Premiums may be paid annually, semiannually, or at other intervals we offer. You may change your Planned Periodic Premium, subject to our approval. The Planned Periodic Premium is flexible. Because Policy value can fluctuate depending upon the performance of your selected variable investment options, payment of your Planned Periodic Premiums does not guarantee that your Policy will remain in force. Your Policy can lapse even if you pay all Planned Periodic Premiums on time. However, there may be a no-lapse guaranty as part of our Guaranteed Death Benefit provision, described below.
o If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Policy value.

OVERTURE OVATION! VUL                 -9-

o Additional premiums are applied pursuant to your current allocation instructions, unless you give us different instructions by Written Notice or authorized telephone transaction at the time you make an additional premium payment.
o We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.


o       CREDITING AND ALLOCATING PREMIUM
        Once your application is in good order, we will credit your initial net premium to the Policy on the date the Policy is issued. All premiums are allocated to the Ameritas Money Market Subaccount until 13 days after the date the Policy is issued to accommodate your State "Right to Examine" rights under the Policy. Then, we will allocate your Policy value to the investment options according to your allocation instructions. If a Policy is not issued, we will return your premium.


[ ]     POLICY VALUE

        On your Policy's date of issue, Policy value equals your initial net premium (premium less the Premium Charge For Taxes of 3.50%) less these charges deducted from assets for the first month: the administrative charges, cost of insurance, and cost of any optional features. On any Business Day thereafter, your total Policy value equals the sum of Policy value in the Separate Account variable investment options, the Fixed Account, and any Loan Account, minus any outstanding charges or loan interest due.


o       SEPARATE ACCOUNT VALUE
        Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:
     (a) the per share net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
     (b) the daily mortality and expense risk charge; and this result divided by
     (c) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

        When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made.

o       FIXED ACCOUNT VALUE
        The Policy value of the Fixed Account on any Business Day equals:
        (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
        (b) any net premiums credited since the end of the previous Policy month; plus
        (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus
        (d) any transfers and transfer fee from the Fixed Account to the Subaccounts since the end of the previous Policy month; minus
        (e) any partial withdrawal and withdrawal charge taken from the Fixed Account since the end of the previous Policy month; minus
        (f) the Fixed Account's share of any monthly deductions from Policy value; minus
        (g) the Fixed Account's share of charges for any optional features; plus
        (h) interest credited on the Fixed Account balance.

[ ]     MISSTATEMENT OF AGE OR SEX

        If the age or sex of the insured or any person insured by a Policy rider has been misstated on the application, the Policy death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for Policy charges and expenses and the cost of any additional benefits at the insured person's correct age or sex.

OVERTURE OVATION! VUL                 -10-

[ ]     SUICIDE

        We will pay only the premiums received, less any partial withdrawals and indebtedness, if the insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the date the Policy was issued (and in Missouri, the insured intended suicide at the time coverage was applied for). We will pay only the monthly deductions for an increase in specified amount of insurance coverage if the insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the effective date of any increase (and in Missouri, the insured intended suicide at the time the increase was applied for). Optional feature riders to the Policy may have separate suicide provisions.

[ ]     INCONTESTABILITY

        We will not contest the validity of the Policy after it has been in force during the insured's lifetime for two years from the date the Policy was issued or for two years from the date of any reinstatement. We will not contest the validity of an increase in the specified amount of insurance coverage after the Policy has been in force during the insured's lifetime for two years from the effective date of any increase. Any contest of an increase in the specified amount of insurance coverage will be based on the application for that increase. Optional benefit riders to the Policy may have separate incontestability provisions.

[ ]     TELEPHONE TRANSACTIONS

TELEPHONE TRANSACTIONS PERMITTED
o   Transfers among investment options.
o   Establish systematic transfer programs.
o   Change of premium allocations.

HOW TO AUTHORIZE TELEPHONE TRANSACTIONS
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

TELEPHONE TRANSACTION RULES:
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o  Will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o  May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instruction we reasonably believe to be genuine.

[ ]     LAPSE AND GRACE PERIOD

o       LAPSE

        BECAUSE POLICY VALUE CAN FLUCTUATE DEPENDING UPON THE PERFORMANCE OF YOUR SELECTED VARIABLE INVESTMENT OPTIONS, YOUR POLICY CAN LAPSE, EVEN IF YOU PAY ALL PLANNED PERIODIC PREMIUMS ON TIME.

        This Policy will lapse when Policy value is not enough to cover any due but unpaid charges and, where a Policy loan exists, any loan interest due. However, this Policy will not lapse for a guaranteed period if the Guaranteed Death Benefit is in effect. This Policy also will not lapse during a grace period as long as sufficient premium is paid by the end of the grace period to prevent lapse.

           LAPSE OF THE POLICY MAY RESULT IN ADVERSE TAX CONSEQUENCES.

o       GUARANTEED DEATH BENEFIT

        We guaranty the Policy will not lapse during its first five Policy Years so long as the Minimum Premium, less partial withdrawals and outstanding loan and loan interest, is paid, even if the Cash Surrender Value is not enough to pay Policy charges due but unpaid. This feature may be modified or not available in all states.

        If an optional Guaranteed Death Benefit is elected, we further guarantee the Policy will not lapse during the Guaranteed Death Benefit Period (stated in your Policy's Schedule page; this period varies depending upon your age at Policy issue), even if the Cash Surrender Value is not enough to pay Policy charges due but unpaid, if you meet the Guaranteed Death Benefit Premium requirements and the following rules.
    o If the Policy does lapse, the Guaranteed Death Benefit ends and is not reinstated even if the underlying Policy is reinstated after a grace period;

OVERTURE OVATION! VUL                 -11-

    o Increases in specified amount of insurance will be reflected in the Guaranteed Death Benefit Premium requirement from the effective date of the change; and
    o Policy premiums paid to date, minus partial withdrawals since the Policy Date, and minus outstanding Policy loans and loan interest charged, must meet or exceed the cumulative Guaranteed Death Benefit Premium required to date.

o       GRACE PERIOD

        If your Policy lapses, we allow you a 61-day grace period to make a premium payment in order to continue the Policy. The grace period begins on the date we mail a notice of the premium necessary to keep this Policy in force. We will mail this notice to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy loans or surrenders. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the insured dies during the grace period, we will deduct Policy charges due but not paid from the death benefit proceeds payable.

[ ]     REINSTATEMENT

        If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within three years of the date of lapse. To reinstate, we must receive:
o       Written application signed by you and the insured;
o Evidence of the insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;
o       Premium at least equal to the greater of:
        (1)   An  amount sufficient to bring the Cash Surrender Value after the first  Monthly Deduction to an amount greater than zero; or
        (2)   Three  times  the  current  Policy  Month's   monthly   deductions
              adjusted for Percent of Premium Charge for Taxes.
o       Repayment or reinstatement of  any  outstanding  Policy loan,   together
        with unpaid loan interest from the date of lapse.

        The  effective  date  of  reinstatement   will  be  the  Policy  Monthly
Anniversary date on or next following the date the reinstatement is approved.

        The specified amount of the reinstated Policy may not exceed the specified amount at the time of lapse. The Policy value on the effective date of reinstatement will equal the Policy value as of the beginning of the grace period that ended in termination of the Policy. The surrender charge at reinstatement, if any, will be based on the current Policy Year as if the Policy had never terminated.

        The Policy cannot be reinstated once it has been fully surrendered.


[ ]     DELAY OF PAYMENTS OR TRANSFERS


        We will usually pay any amounts from the Separate Account requested as a partial withdrawal or cash surrender within seven days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

        We may defer payments of a full or partial surrender from the Fixed Account for up to six months from the date we receive your Written Notice requesting the surrender.

OVERTURE OVATION! VUL                 -12-

[ ]     BENEFICIARY

        You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable, you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

        If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

        The interest of any beneficiary is subject to that of any assignee.

[ ]     MINOR OWNER OR BENEFICIARY

        Generally (and except as provided for in some states) a minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. Contrary to common belief, in most States parental status does not automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

[ ]     OPTIONAL FEATURES

        Subject to certain requirements, one or more of the optional insurance benefits described in APPENDIX D - OPTIONAL FEATURES may be added to your Policy by rider. The cost of any optional insurance benefit will be deducted monthly from Policy value.

[ ]     POLICY CHANGES

        Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Center and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this prospectus' first two pages and last page.

OVERTURE OVATION! VUL                 -13-

INVESTMENT OPTIONS
--------------------------------------------------------------------------------

     The value of your Policy will go up () or down () based on the investment performance of the variable investment options you choose.The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance

    We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

    You may allocate all or a part of your premiums among the Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in APPENDIX A to this prospectus.

[ ]     SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS (ALSO SEE APPENDIX A)

    The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as other publicly traded mutual funds with very similar names. The portfolios are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.
     Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.
     You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

    The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

    The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or AVLIC. The Separate Account was established as a separate investment account of AVLIC under Nebraska law on May 28, 1987. Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

                       You bear the risk that the variable
                     investment options you select may fail
                            to meet their objectives,
      that they could decrease in value, and that you could lose principal.
      --------------------------------------------------------------------

            Each Subaccount underlying portfolio operates as a separate investment fund, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

OVERTURE OVATION! VUL                 -14-

o       ADDING, DELETING, OR SUBSTITUTING VARIABLE INVESTMENT OPTIONS
        We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to add or change the investments of the Separate Account, and to eliminate the shares of any Subaccount underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Ameritas Money Market Subaccount.

        Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

[ ]     FIXED ACCOUNT FIXED INTEREST RATE OPTION

                    All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation, nor is the general account registered as an investment company with the SEC. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

        There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 3.5% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. Refer to the Policy for additional details regarding the Fixed Account.

[ ]     TRANSFERS

        The Policy is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large or frequent transfers. Excessive transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. We reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

         Subject to restrictions during the "right to examine period", you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

        TRANSFER RULES:
   o A transfer is considered any single request to move assets between one or more investment options.
   o We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by internet when available.
   o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $250 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
         - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
         - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.

OVERTURE OVATION! VUL                 -15-

   o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES section of this Prospectus for information about how this charge is applied. This fee is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
   o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
         -     may be made only once each Policy Year;
         -     may be delayed up to six months;
         -     is limited during any Policy Year to the greater of:
               - 25% of the Fixed account value on the date of the transfer during that Policy Year;
               - the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
               -    $1,000.
   o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
   o If the Policy value in any Subaccount falls below $250, we may transfer the remaining balance, without charge, to the Ameritas Money Market Subaccount.

[ ]     THIRD-PARTY SERVICES

        Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice on a form provided by us. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that charges charged by such third parties for their service are separate from and in addition to charges paid under the Policy.

[ ]     SYSTEMATIC TRANSFER PROGRAMS

        Transfers under any systematic transfer program do count toward the 15 free transfer limit.

o       DOLLAR COST AVERAGING PROGRAM

                    Systematic Transfer Programs are intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Policy value, protect against a loss, or otherwise achieve your investment goals.

        Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Ameritas Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.

        DOLLAR COST AVERAGING RULES:
    o   There is no additional charge for the Dollar Cost Averaging program.
    o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by internet when available.
    o   Automatic transfers can only occur monthly.
    o The minimum transfer amount out of the Ameritas Money Market Subaccout or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of
        the  Fixed  Account  value  at  the   time  Dollar  Cost  Averaging  is
        established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
    o   Dollar Cost Averaging program transfers cannot begin before the end of a


OVERTURE OVATION! VUL               -16-

        Policy's "right to examine" period.
    o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy Month Anniversary following the date the Policy's "right to examine" period ends.
    o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Ameritas Money Market Subaccount or the Fixed Account is less than $100.
    o Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

o       PORTFOLIO REBALANCING PROGRAM
        The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

        PORTFOLIO REBALANCING PROGRAM RULES:
    o   There is no additional charge for the Portfolio Rebalancing program.
    o   The Fixed Account is excluded from this program.
    o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
    o   You may have rebalancing occur quarterly, semi-annually or annually.
    o Portfolio Rebalancing is not available when the Dollar Cost Averaging Program is elected.

o       EARNINGS SWEEP PROGRAM
        The Earnings Sweep program allows you to rebalance your Policy value by automatically allocating earnings from your Subaccounts among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

        EARNINGS SWEEP PROGRAM RULES:
    o   There is no  additional  charge for the Earnings  Sweep  program.
    o   The Fixed Account is included in this program.
    o You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
    o   You may have your earnings sweep quarterly, semi-annually or annually.

OVERTURE OVATION! VUL                 -17-

CHARGES & CREDITS
--------------------------------------------------------------------------------

        The following repeats and adds to information provided in the CHARGES & CREDITS TABLES section. Please review both Prospectus sections, and the Policy, for information on charges. For those Policies issued on a unisex basis in certain states or in certain cases, sex-distinct rates do not apply. Except as otherwise stated, charges are deducted pro-rata from your selected Subaccount and Fixed Account investment options; for such charges, you may instead designate the investment options from which all such charges are to be paid.

[ ]     DEDUCTION FROM PREMIUM

o       PREMIUM CHARGE FOR TAXES
        Many states and municipalities impose a premium tax on us. We also incur a federal income tax liability under Internal Revenue Code Section 848 (a deferred acquisition cost tax) upon Policy premium collected. We currently deduct 3.50% of each Policy premium payments we receive to cover these expenses, and we guarantee to never deduct more than 5.00%. The actual federal and state taxes that we will pay on any particular Policy may be more or less than the amount we collect.

[ ]     MONTHLY DEDUCTIONS FROM POLICY VALUE

        The following charges are deducted from Policy value on each Policy Monthly Anniversary.

o       ADMINISTRATIVE CHARGE,
        ADMINISTRATIVE CHARGE PER $1,000 OF INITIAL SPECIFIED AMOUNT, and ADMINISTRATIVE CHARGE PER $1,000 OF INCREASE IN SPECIFIED AMOUNT

        These administrative charges partially compensate us for our costs in issuing and administering the Policy and operating the Separate Account. We do not anticipate making a profit from these charges.

        The  ADMINISTRATIVE   CHARGE  is  currently  $5.00  per  month,  and  is
guaranteed to never exceed $9.00 per month.

        The ADMINISTRATIVE CHARGE PER $1,000 OF INITIAL SPECIFIED AMOUNT of insurance coverage varies by the insured's sex, issue age, risk and rate class and specified amount of insurance coverage for the first 20 Policy Years. We guarantee that this charge will remain level for no longer than 20 years, then drop to $0 in the 21st Policy Year. Currently, this charge begins grading down toward $0 after the 15th Policy Year. Ask for a Policy illustration or see your Policy for these charges applicable to you.

        The ADMINISTRATIVE CHARGE PER $1,000 OF INCREASE IN SPECIFIED AMOUNT of insurance coverage applies to increases in specified amount of insurance coverage after the Policy is issued. This charge varies depending upon the total specified amount of coverage after the increase, and upon the insured's age and underwriting class at the time of the increase. A subsequent decrease in specified amount will decrease the amount of this charge. Ask for a Policy illustration or see your Policy for these charges applicable to you.

o       COST OF INSURANCE CHARGE
        The cost of insurance charge is for providing insurance protection under the Policy. The amount of this charge varies by the insured's sex, issue age, risk and rate class, specified amount of insurance coverage, and the length of time the Policy has been in force. The cost of insurance charge for an increase in specified amount varies by the insured's age, risk and rate class, and total specified amount of insurance at the time of the increase, and the length of time since the increase. We may use current cost of insurance charges less than those shown in the Policy, and reserve the right to change them so long as they do not exceed the charges shown in the Policy. Changes will equally apply to similarly situated Policy owners and be based on changes in future expectations of factors such as investment earnings, mortality, persistency, and expenses. We expect a profit from this charge. Ask for a Policy illustration or see your Policy for these charges applicable to you.

OVERTURE OVATION! VUL                 -18-

The maximum COST OF INSURANCE each month equals:
-   The "NET AMOUNT AT RISK" for the month; multiplied by
- The guaranteed cost of insurance rate per $1,000 of face amount of insurance coverage (which is set forth in the Policy); divided by
-   $1,000.

The NET AMOUNT AT RISK in any month equals:
- The death benefit on the Policy Monthly Anniversary, discounted at the guaranteed rate of interest for the Fixed Account for one month; minus
- The Policy value on the Policy Monthly Anniversary after deducting the charge for any optional features selected and the administrative charges but not the cost of insurance charge.


o       COST OF OPTIONAL FEATURES
        The cost for any optional features you select (sometimes called Policy "Riders") is also deducted monthly from Policy value. Optional features may not be available in all states.

[ ]     DAILY DEDUCTION FROM SEPARATE ACCOUNT ASSETS

        The following charges are applied daily to Separate Account assets in determining the daily Accumulation Unit value of each Subaccount.

o       RISK CHARGE
        The Risk Charge is for the mortality risks we assume - that insureds may live for shorter periods of time than we estimate, or the Policy value is not enough to keep the Policy in force during the Guaranteed Death Benefit Period, and also compensate us for the Policy expense risks we assume. In Policy Years 1-15, this charge is currently equal to an annual charge of 0.70% of the Policy Separate Account assets, and is guaranteed to never exceed 0.90%. In Policy Years 16+, this charge is currently equal to an annual charge of 0.45% of the Policy Separate Account assets, and is guaranteed to never exceed 0.90%. If this charge exceeds our actual costs to cover death benefits and expenses, the excess goes to our general account. Conversely, if this charge is not enough, we bear the additional expense, not you. We expect a profit from this charge.

o       PORTFOLIO CHARGES
        Each Subaccount's underlying portfolio has investment advisory expenses. These expenses, as of the end of each portfolios' last fiscal year, are stated in this prospectus' CHARGES & CREDITS TABLES section and described in more detail in each fund's prospectus. A portfolio's charges and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These charges and expenses help to pay the portfolio's investment adviser and operating expenses.

[ ]     TRANSACTION CHARGES

o       SURRENDER CHARGE
        Upon a full surrender from your Policy, we deduct a Surrender Charge from the total Policy value. The amount and duration of this charge varies by the insured's sex, issue age (or attained age at the time of any increase), risk and rate class, specified amount of insurance coverage, and the length of time the Policy has been in force. For example, for a male age 35 at issue and in our best risk and rate class, the Surrender Charge is $9.62 per $1,000 of specified amount of coverage in the first Policy Year, declining to $1.92 per $1,000 in the 14th Year and zero thereafter. Generally, the Surrender Charge is higher the older you are when the Policy is issued. The highest aggregate Surrender Charge is $48 per $1,000 of specified amount of coverage in the first Policy Year, declining to $9.60 per $1,000 in the 14th Year and zero thereafter. The longest Surrender Charge duration is 14 years through issue age 85. The Surrender Charge applies from the Policy issue date as to the initial specified amount of insurance coverage, and from the date of any increase as to increases in the specified amount. Ask for a Policy illustration or see your Policy for these charges applicable to you. Taxes and tax penalties may apply.

o       PARTIAL WITHDRAWAL CHARGE
        Upon a partial withdrawal from your Policy, we may deduct a Partial Withdrawal Charge that is guaranteed to never be greater than the lesser of (1) 2% of the amount withdrawn, or (2) $50; currently this charge is the lesser of
(1) 2% of the amount withdrawn, or (2) $25. This fee will be deducted from the investment options and in the same allocation as your partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the investment options you elect) or you have not given such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account. Taxes and tax penalties may apply.

OVERTURE OVATION! VUL                 -19-

o       TRANSFER FEE
        We may charge a $10 Transfer Fee for any transfer in excess of 15 transfers per Policy Year. This fee may be deducted from only Policy investment options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account.

[ ]      WAIVER OF CERTAIN CHARGES

         When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding charges charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue, or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to State approval.


[ ]      CASH SURRENDER VALUE BONUS



        Beginning with the 16th Policy Anniversary, a bonus equal to 0.25% of the Cash Surrender Value may be credited to the fixed account and/or the Subaccounts on each Policy Anniversary. This bonus is not guaranteed. The bonus will be credited to the fixed account and/or the Subaccounts based on the premium allocation percentages in effect at that time.


OVERTURE OVATION! VUL                 -20-

POLICY DISTRIBUTIONS
--------------------------------------------------------------------------------

        The principle purpose of the Policy is to provide a death benefit upon the insured's death, but before then you may also borrow against the Policy's Cash Surrender Value, take a partial withdrawal, or fully surrender it for its Cash Surrender Value. Tax penalties and surrender charges may apply to amounts taken out of your Policy.

[ ]      DEATH BENEFIT

                     A death benefit is payable upon:
                    - Your Policy being in force;
                    - Our receipt of Due Proof of Death of the Insured;
                    - Our receipt of sufficient beneficiary  information to make the payment; and
                    - Your election of a payment option.
                     "Due  Proof  of  Death"  is a  certified  copy  of  a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to us.

        Upon the insured's death, the Policy will pay to the Policy beneficiary:
   (a) the death benefit on the insured's life under the death benefit option in effect; plus
   (b) any additional life insurance proceeds provided by any optional benefit or rider; minus
   (c)  any outstanding Policy debt; minus
   (d) any due and unpaid Policy charges, including deductions for the month of death.

        We will pay the death benefit after we receive Due Proof of Death of the insured's death or as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to a payment option to the extent allowed by applicable law and any settlement agreement in effect at the insured's death. If neither you nor the beneficiary makes a payment option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

o       DEATH BENEFIT OPTIONS
        You may choose one of two death benefit options. Option A is in effect unless you elect Option B.


DEATH BENEFIT OPTION A
    If you prefer to have favorable investment performance, if any, reflected in higher Policy value rather than increased insurance coverage, you should generally select Option A.
    Under Option A, the death benefit is the greater of:
  (a) the specified amount of insurance coverage on the insured's date of death; or
  (b) the Policy value on the date of death multiplied times the corridor percentage (see below).

DEATH BENEFIT OPTION B
    If you prefer to have favorable investment performance, if any, reflected in increased insurance coverage rather than higher Policy value, you should generally select Option B.
    Under Option B, the death benefit is the greater of:
  (a) the specified amount of insurance coverage on the date of death plus the Policy value; or
  (b) the Policy value on the date of death multiplied times the corridor percentage (see below).


  ---------- --------- --------- -------- --------- --------- --------- --------
  Attained   Corridor  Attained  Corridor Attained  Corridor  Attained  Corridor
     Age        %        Age        %       Age        %        Age        %
  ---------- --------- --------- -------- --------- --------- --------- --------
    20-40      250%
      41       243%       51      178%       61       128%       71       113%
      42       236%       52      171%       62       126%       72       111%
      43       229%       53      164%       63       124%       73       109%
      44       222%       54      157%       64       122%       74       107%
      45       215%       55      150%       65       120%     75-90      105%
      46       209%       56      146%       66       119%       91       104%
      47       203%       57      142%       67       118%       92       103%
      48       197%       58      138%       68       117%       93       102%
      49       191%       59      134%       69       116%      94+       101%
      50       185%       60      130%       70       115%
  ---------- --------- --------- -------- --------- --------- --------- --------

o       CHANGES IN DEATH BENEFIT OPTION
        After the first Policy Year, you may change your Policy's death benefit option.

CHANGES IN DEATH BENEFIT OPTION RULES

o Your request for a change must be by Written Notice.
o You can only change your Policy death benefit option once each Policy Year. The change will be effective on the Policy Monthly Anniversary after we receive (or, if evidence of insurability is necessary, after we approve) your request.
o There is no fee to change your Policy death benefit option.

OVERTURE OVATION! VUL                 -21-

o CHANGING FROM OPTION A TO OPTION B: The specified amount is decreased by an amount equal to the total Policy value as of the date of the change.
o CHANGING FROM OPTION B TO OPTION A: The specified amount of insurance will equal the death benefit on the date of the change.
o The change is only allowed if the new specified amount of insurance meets the requirements set forth in the CHANGE IN SPECIFIED AMOUNT OF INSURANCE COVERAGE section, below.


o       CHANGE IN SPECIFIED AMOUNT OF INSURANCE COVERAGE
        You may change the current specified amount of insurance coverage by Written Notice on a form provided by us, and subject to our approval. A change could cause the Policy to become a Modified Endowment Contract under federal tax law (see this Prospectus' TAX MATTERS section). Any change will take effect on the Policy Monthly Anniversary on or after the date we receive your Written Notice.


INCREASE () IN COVERAGE RULES

o No increase is allowed in the first Policy Year.
o The  insured's  age nearest birthday must be 90 or younger.
o A new application, evidence of insurability, and additional premium may be required for the amount of the increase.
o Minimum amount of an increase is $25,000 of specified amount of insurance coverage.
o Cost of insurance charges for the increase will be based upon the insured's attained age and underwriting class at the time of the increase.
o Surrender  Charges   become  applicable   to  the  amount   of  the  increase,
  measured from the  date  of  the  increase.   See  this  Prospectus'  CHARGES:
  TRANSACTION CHARGES section.
o An additional  Administrative  Charge Per $1,000 of Increase in Specified
  Amount will be added.   See this Prospectus' CHARGES: MONTHLY DEDUCTIONS FROM
  POLICY VALUE section.
o Ongoing additional premium may be required to maintain your Policy's Guaranteed Death Benefit Premium requirements. (See this Prospectus' IMPORTANT POLICY PROVISIONS: LAPSE - GUARANTEED DEATH BENEFIT provision).
o Additional premium may be required if Policy value at the time of the increase, minus Surrender Charges, minus outstanding Policy debt, is less than an amount equal to 12 times what the current monthly deductions from Policy value will be reflecting the increase in specified amount of insurance coverage.
o If we approve the increase, but in a rating class different than the original specified amount of insurance coverage or any prior increase, the Guaranteed Death Benefit Period may be adjusted.


DECREASE () IN COVERAGE RULES
o No decrease is allowed in the first Policy Year nor during the first 12 Policy Months following an increase in specified amount of insurance coverage except for a decrease which is the result of a partial withdrawal.
o The specified amount of coverage after the decrease must be at least:
  -  for insureds in the preferred rate class: $100,000.
  - for insureds in all other rate classes: $50,000 in the 2nd and 3rd Policy Year, and $35,000 in the 4th and subsequent Policy Years.
o We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal tax law.
o A decrease will not lower the Guaranteed Death Benefit Premium in effect at the time of the decrease.
o For purposes of determining the new Cost of Insurance charge, the decrease will reduce the specified amount of insurance coverage by first reducing the specified amount provided by the most recent increase, then the next most recent increase successively, and finally the Policy's initial specified amount of insurance coverage.


OVERTURE OVATION! VUL                 -22-

[ ]     POLICY LOANS

        If you ask, your sales representative or we may be able to provide you with illustrations giving examples of how a loan might affect Policy value, Cash Surrender Value and death benefit. If the Policy is a modified endowment contract under tax law, then a Policy loan will be treated as a partial withdrawal for tax purposes. Any loan transaction will permanently affect Policy values.

               Amount You Can Borrow                             Loan Interest Rate
---------------------------------------------------- --------------------------------------------
STANDARD  POLICY  LOAN.   After  the  first  Policy  STANDARD  POLICY  LOAN.  Current net annual
Year,  you may  borrow not less than $200 and up to  loan  interest  rate  of 2%:  we  charge  a an amount equal to the Cash Surrender Value,  minus  current  interest  rate in  advance  with a guaranteed  monthly  deductions  from Policy  value  5.5% effective annual yield  (guaranteed to for the rest of the Policy Year,  minus interest on  not  exceed  6%),  but we  also  credit  an
Policy debt  including  the  requested  loan to the  interest  rate  with  an  effective  annual
next Policy anniversary.                             yield  of 3.5% to any  amounts  in the Loan
                                                     Account.
---------------------------------------------------- --------------------------------------------
REDUCED  RATE POLICY LOAN.  Available  beginning in  REDUCED  RATE  POLICY  LOAN.   Current  net
the 10th Policy  Year.  During  each  Policy  Year,  annual  loan   interest   rate  of  0%:  we
only up to 10% of the  Cash  Surrender  Value as of  charge a current  interest  rate in advance
the last Policy  Anniversary is eligible.  Any loan  with  a   3.5%   effective   annual   yield
outstanding  at the  beginning  of the 10th  Policy  (guaranteed  to not exceed 4%), but we also
Year will  become a Reduced  Rate  Policy Loan from  credit an interest  rate with an  effective that point forward,  subject to the 10% limit.  Any  annual  yield of 3.5% to any amounts in the amount  over  the 10%  limit is a  standard  Policy  Loan Account.
loan.


LOAN RULES

o The Policy must be assigned to us as sole security for the loan.
o We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a transfer pursuant to your instructions is less than $100, the amounts will be transferred on a pro rata basis.
o Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from only Policy investment options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct loan interest on a pro-rata basis from balances in all Subaccounts and the Fixed Account.
o If Policy debt exceeds Policy value minus the Surrender Charge minus accrued expenses and charges, you must pay the excess or your Policy will lapse unless the Guaranteed Death Benefit is in effect.
o All or part of a loan may be repaid at any time while the Policy is in force. We will deduct the amount of the loan repayment from the Loan Account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as the Policy value is allocated on the date of repayment. We will treat any amounts you pay us as a premium unless you specify that it is a loan repayment.
o The death benefit will be reduced by the amount of any loan outstanding and unpaid loan interest on the date of the insured's death.
o We may defer making a loan for up to six months unless the loan is to pay premiums to us.

[ ]      FULL SURRENDER

        While the insured is alive, you may terminate the Policy for its Cash Surrender Value. Following a full surrender, all your rights in the Policy end, and the Policy may not be reinstated.

        FULL SURRENDER RULES
    o A full surrender request must be by Written Notice on a form provided by us
    o The applicable Surrender Charge is described in your Policy and the CHARGES section of this Prospectus.
    o Surrenders may be taxable, and a 10% federal tax penalty on gains may apply prior to age 59 1/2. See the TAX MATTERS section of this prospectus for more information.
    o We may defer surrender payments from the Fixed Account for up to six months from the date we receive your request.

OVERTURE OVATION! VUL                 -23-

[ ]     PARTIAL WITHDRAWAL

        While the insured is alive, you may withdraw part of the Policy value. The amount requested and any partial withdrawal charge will usually be deducted from the Policy value on the date we receive your request if received before 3 p.m. Central Time. Such a reduction will impact the net Policy funding used to determine if the Guaranteed Death Benefit remains in effect.

        If DEATH BENEFIT OPTION A (described above) is in effect, then the current specified amount of insurance coverage as well as Policy value will be reduced by the amount of any partial withdrawal.

        If DEATH BENEFIT OPTION B (described above) is in effect, the Policy value will be reduced by the amount of the partial surrender, but the specified amount of insurance coverage will not change.

PARTIAL SURRENDER RULES

o A partial surrender request must be made by Written Notice.
o The applicable Partial Withdrawal Charge is described in your Policy and the CHARGES section of this Prospectus.
o The MINIMUM partial withdrawal amount is $500; the MAXIMUM is an amount such that remaining Cash Surrender Value is at least $1,000 or an amount sufficient to maintain the Policy in force for the next 12 months, and the specified amount of insurance coverage after the withdrawal must be at least:
-    for insureds in the preferred rate class: $100,000.
-    for insureds in all other rate  classes:  $50,000 in the 2nd and 3rd
     Policy Year,  and $35,000 in the 4th and subsequent Policy Years.
o A partial withdrawal is irrevocable.
o Partial withdrawals are made first from premiums paid and then from earnings, beginning with the most recent premium payment.
o Partial withdrawals will be deducted from your Policy investment options on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a transfer pursuant to your instructions is less than $100, the amounts will be deducted on a pro rata basis.
o Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount. You may direct us to deduct withdrawal amounts from investment options you elect; if that is not possible (due to insufficient value in one of the investment options you elect) or you have not given such instructions, we will deduct withdrawals on a pro-rata basis from all Subaccounts and the Fixed Account.
o We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.
o Partial  withdrawals  may change the  Minimum  Premium  and  Guaranteed  Death
  Benefit Premium requirements. You may request a new illustration of Policy values from us to demonstrate these changes.
o Partial withdrawals may be taxable and subject to a 10% federal tax penalty.


[ ]     PAYMENT OF POLICY PROCEEDS

        A primary function of a life insurance policy is to provide payment options for payment of Policy proceeds in a way that best benefits the payee.
Policy proceeds are payable upon the insured's death, a full surrender or partial withdrawal of Policy value, or upon any other benefit where certain proceeds are payable. You may elect to have Policy proceeds paid under one of several payment options, or as a lump sum. If another option is not chosen within 60 days of the date we receive satisfactory proof of the insured's death, we will make payment in a lump sum to the beneficiary.

        RULES FOR PAYMENT OF POLICY PROCEEDS

o You, or after your death your beneficiary, may elect a payment option by completing an election form that can be requested from us at any time.
o Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us.
o An association, corporation, partnership or fiduciary can only receive a lump sum payment or a payment under a fixed period payment option (Options
     C).
o    Any payment option chosen will be effective when we acknowledge it.
o We may require proof of your age or survival or the age or survival of the payee.
o We reserve the right to pay the proceeds in one lump sum when the amount is less than $5,000, or when the payment option chosen would result in periodic payments of less than $100. If any payment would be or becomes less than $100, we also have the right to change the frequency of payments to an interval that will result in payments of at least $100. In no event will we make payments under a payment option less frequently than annually.
o No payee may commute, encumber or alienate any proceeds under this Policy before they are due. No proceeds are subject to attachment for any debt or obligation of any payee.

OVERTURE OVATION! VUL                 24

o When the last payee dies, we will pay to the estate of that payee any amount on deposit, or the then present value of any remaining guaranteed payments under a fixed payment option.

        Payments under the payment options are FIXED PAYMENTS based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. Proceeds to fund payments are transferred to our general account and are no longer a part of the Separate Account. We have sole discretion whether or not to pay a higher interest rate for payment options A, B, C, D or E (see below). Current single premium immediate annuity rates for options D or E are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the date payment of Policy proceeds is to begin, and does not change.

o       SELECTING A PAYMENT OPTION

                    The longer the guaranteed or projected payment option period, the lower the amount of each payment.

        Once fixed payments under a payment option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options A to C to options D to F after the date payment of Policy proceeds begins. However, we reserve the right to discontinue this practice.)

        NOTE: UNLESS YOU ELECT A PAYMENT OPTION WITH A GUARANTEED PERIOD OR OPTION A, IT IS POSSIBLE THAT ONLY ONE ANNUITY PAYMENT WOULD BE MADE UNDER THE PAYMENT OPTION IF THE PERSON WHOSE LIFE THE PAYMENT IS BASED UPON (THE "MEASURING LIFE") DIES BEFORE THE DUE DATE OF THE SECOND PAYMENT, ONLY TWO PAYMENTS WOULD BE MADE IF THE "MEASURING LIFE" DIED BEFORE THE DUE DATE OF THE THIRD PAYMENT, ETC.

        The payment options for receiving Policy proceeds are:


A. INTEREST PAYMENT. We will pay interest each month at a rate determined by us on the amount retained.

B.   PAYMENTS  FOR  A  FIXED   AMOUNT.   Proceeds  are  paid  in  equal  monthly
     installments until proceeds, with interest, have been fully paid. The total annual payment must be at least 5% of the amount retained.

C. PAYMENTS FOR A FIXED PERIOD. Proceeds are paid in equal monthly installments for the specified period chosen not to exceed 20 years. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

D. LIFETIME INCOME. Proceeds are paid as equal monthly income based on the life of a named person, and continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time or a lump sum refund.

E. JOINT AND LAST SURVIVOR LIFETIME INCOME. Proceeds are paid as equal monthly income during the joint lives of two individuals and until the last of them dies. Variations provide for a reduced amount of payment during the lifetime of the surviving person.

F.   LUMP SUM. Proceeds are paid in one sum.


TAX MATTERS
--------------------------------------------------------------------------------

        The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Policy. This discussion of federal income tax consideration relating to the Policy is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS").

[ ]     LIFE INSURANCE QUALIFICATION

                    Tax laws affecting the Policy are complex. Tax results may vary among individual uses of a Policy. You are encouraged to seek independent tax advice in purchasing or making elections under the Policy.

        The Internal Revenue Code of 1986, as amended (the "Code") defines a life insurance contract for federal income tax purposes. This definition can be met if an insurance contract satisfies either one of two tests set forth in that section. The Code and related regulations do not directly address the manner in which these

OVERTURE OVATION! VUL                 -25-
tests should be applied to certain features of the Policy. Thus, there is some uncertainty about the application of those tests to the Policy.

        Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:
    o the death benefit should be fully excludable from the beneficiary's gross income; and
    o you should not be considered in constructive receipt of the Cash Surrender Value, including any increases, unless and until it is distributed from the Policy.

        We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

        MODIFIED ENDOWMENT CONTRACTS. The Code establishes a class of life insurance contracts designated as modified endowment contracts. The Code rules governing whether a Policy will be treated as a modified endowment contract are extremely complex. In general, a Policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven Policy Years exceed the sum of the net level premium payments which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a modified endowment contract because of a material change. The determination of whether a Policy is a modified endowment contract after a material change generally depends upon the relationship of the Policy's death benefit and Policy value at the time of such change and the additional premium payments made in the seven years following the material change. A Policy may also become a modified endowment contract if the death benefit is reduced.

                    This Policy's flexibility and how you tailor it to meet your needs could cause it to be a modified endowment contract. We recommend you consult with a tax adviser to determine if desired Policy transactions may cause such treatment. When a premium payment is credited which we believe causes the Policy to become a modified endowment contract, we will notify you and offer you the opportunity to request a refund of that premium in order to avoid such treatment. You have 30 days after receiving such a notice to request the refund.

        A Policy issued in exchange for a modified endowment contract is subject to tax treatment as a modified endowment contract. However, we believe that a Policy issued in exchange for a life insurance policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the Policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose to not make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

[ ]     TAX TREATMENT OF LOANS & OTHER DISTRIBUTIONS

        Upon a surrender or lapse of the Policy or when benefits are paid at the Policy's maturity date, if the amount received plus any loan amount exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject or tax, regardless of whether a Policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract.

DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS are subject to the following tax rules:
1) All distributions, including surrenders and partial withdrawals, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy value immediately before the distribution over the investment in the Policy at such time.
2) Loans from or secured by the Policy are treated as distributions and taxed accordingly.
3)  A 10%  additional  income tax is imposed on the portion of any  distribution from, or loan taken from or secured by, the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

OVERTURE OVATION! VUL                 -26-

DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS are generally treated as first recovering the investment in the Policy and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first nine years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Code's definition of life insurance. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702 of the Code.

        Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. However, it is possible that preferred rate loans could be treated as distributions rather than loans.

        Neither distributions (including distributions upon surrender) nor loans (except perhaps preferred rate loans) from, or secured by, a Policy that is not a modified endowment contract are subject to the 10% additional income tax rule. If a Policy which is not a modified endowment contract becomes a modified endowment contract, then any distributions made from the Policy within two years prior to the change in such status will become taxable in accordance with the modified endowment contract rules discussed above.

[ ]     OTHER POLICY OWNER TAX MATTERS

        Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, a partial or full surrender, a lapse, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a Policy depends on the circumstances of each Owner or beneficiary.

        INTEREST PAID ON POLICY LOANS generally is not tax deductible. AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS. Pre-death distributions
(including a loan, partial surrender, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the Policy. If we or any of our affiliates issue more than one modified endowment contract to the same Policy Owner within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income for all those Policies will be aggregated and attributed to that distribution.
        FEDERAL AND STATE  ESTATE,  INHERITANCE  AND OTHER TAX  CONSEQUENCES  of
ownership or receipt of proceeds under the Policy depend upon your or the beneficiary's individual circumstance.
        THE POLICY MAY CONTINUE AFTER THE INSURED ATTAINS 99. The tax consequence associated with continuing a Policy beyond the maturity date of age 99 are unclear. A tax advisor should be consulted on this issue.
        DIVERSIFICATION REQUIREMENTS. Code Section 817(h) requires investments of the Separate Account to be "adequately diversified" in accordance with Treasury Regulations for the Policy to qualify as a life insurance contract under the Code. Any failure to comply with the diversification requirements could subject you to immediate taxation on the incremental increases in Policy value plus the cost of insurance protection for the year. However, we believe the Policy, through the underlying investment portfolios, complies fully with such requirements.
        OWNER CONTROL. The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Separate Account may cause you, rather than us, to be treated as the owner of the assets in the Separate Account. To date, no such regulations or guidance has been issued. If you are considered the Owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income.
        The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy premium and Policy values. These differences could result in you being treated as the owner of a pro rata share of the assets of the Separate Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the Owner of the assets of the Separate Account.

OVERTURE OVATION! VUL                 -27-

        TAX-ADVANTAGED ARRANGEMENTS. The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this Policy for the arrangement. Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax advisor.
        POSSIBLE TAX LAW CHANGES. Tax treatment of the Policy could change, by legislation or otherwise. You should consult a tax advisor with respect to possible tax law changes and their effect on your intended use of the Policy.
        NO GUARANTEES REGARDING TAX TREATMENT. We cannot guaranty the tax treatment of the Policy or any transaction involving the Policy. You should consult with a tax advisor if you have tax questions about the Policy.


MISCELLANEOUS
--------------------------------------------------------------------------------

[ ]      ABOUT OUR COMPANY

RATINGS: A.M. BEST - A (EXCELLENT),  3rd highest rating of 15 categories for insurer  strength and operating performance.
         STANDARD & POOR'S - AA (VERY STRONG), 3rd highest rating of 21 categories for insurer financial strength.
         (THESE RATINGS DO NOT BEAR ON THE INVESTMENT PERFORMANCE OF ASSETS HELD IN THE SEPARATE ACCOUNT OR ON THE DEGREE OF RISK IN INVESTMENTS IN THE SEPARATE ACCOUNT.)

AWARDS: 1999 BETTER BUSINESS BUREAU NATIONAL TORCH AWARD.
           AMERITAS LIFE INSURANCE CORP. AND ITS AFFILIATED COMPANIES, INCLUDING AMERITAS VARIABLE LIFE INSURANCE COMPANY, WERE AMONG ONLY 22 FINALISTS HONORED IN THIS AWARD FOR MARKETPLACE ETHICS. WE WERE SITED FOR "DEMONSTRATING THE HIGHEST LEVEL OF INTEGRITY IN [OUR] PRACTICE TOWARD CUSTOMERS, EMPLOYEES, SUPPLIERS, INDUSTRY PEERS, AND THE COMMUNITIES WHERE [WE] DO BUSINESS.

        Ameritas Variable Life Insurance Company issues the Policy described in this prospectus and is responsible for providing each Policy's insurance and annuity benefits. We are a stock life insurance company organized under the insurance laws of the State of Nebraska in 1983. We are an indirect majority-owned subsidiary of Ameritas Acacia Mutual Holding Company, the ultimate parent company of Ameritas Life Insurance Corp. ("Ameritas Life"), Nebraska's first insurance company - in business since 1887, and Acacia Life Insurance Company, a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869. In 1996, Ameritas Life Insurance Corp. entered into a joint venture with AmerUs Life Insurance Company (a merger of Central Life Assurance Company founded in 1896 and American Mutual Life Insurance Company founded in 1897). Both Ameritas Life and AmerUs now guarantee the obligations of AVLIC through an agreement forming AMAL Corporation, a holding company that owns the common stock of AVLIC. Our home office and Service Office address is 5900 "O" Street, Lincoln, Nebraska, 68510. (See page 2 of this prospectus, or the cover page or last page for information on how to contact us.)

        We are engaged in the business of issuing life insurance and annuities throughout the United States (except New York), with an emphasis on products with variable investment options in underlying portfolios. The Ameritas Acacia companies are a diversified family of financial services business offering the above listed products and services as well as mutual funds and other investments, financial planning, retirement plans and 401(k) plans, group dental and vision insurance, banking and public financing.

OVERTURE OVATION! VUL                 -28-

[ ]     STATE REGULATION

        We are subject to the insurance laws and regulations of all jurisdictions where we are authorized to do business. The Policy has been approved by the Department of Insurance of the State of Nebraska and insurance departments of other jurisdictions.

        We submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business, for the purpose of determining solvency and compliance with insurance laws and regulations.

[ ]     DISTRIBUTION OF THE POLICIES

        Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510, an affiliate of ours, is the principal underwriter of the Policies. Like us, AIC is also a direct subsidiary of AMAL Corporation, of which Ameritas Acacia Mutual Holding Company is the ultimate majority owner. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. All persons selling the Policy must be registered representatives of the Distributors, and must also be licensed as insurance agents to sell variable insurance products. AIC is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. During the first Policy Year, the commission may equal an amount up to 105% of the first year target premium paid plus the first year cost of any riders and 4% for premiums paid in excess of the first year target premium. For Policy Years two through seven, the commission may equal an amount up to 4% of premiums paid. Broker-dealers may also receive a service fee up to an annualized rate of 0.25% of the Accumulation Value beginning in the eighth Policy Year. Compensation arrangements may vary among broker-dealers. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' CHARGES section.

[ ]     VOTING RIGHTS

        As required by law, we will vote the Subaccount shares in the underlying portfolios at regular and special shareholder meetings of the series funds pursuant to instructions received from persons having voting interests in the underlying portfolios. The underlying portfolios may not hold routine annual shareholder meetings.

        As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts you are invested in. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.


[ ]      DISTRIBUTION OF MATERIALS

        We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.

[ ]     ADVERTISING

        From time to time, we may advertise performance information for the Subaccounts and their underlying portfolios. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios.

        We may provide hypothetical illustrations of Policy value, Cash Surrender Value and death benefit based on historical investment returns of the underlying portfolios for a sample Policy based on assumptions as to age, sex and risk class of the insured, and other Policy-specific assumptions.

        We may also provide individualized hypothetical illustrations calculated in the same manner as stated above but based upon factors particular to your Policy.

[ ]     LEGAL PROCEEDINGS

        As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

OVERTURE OVATION! VUL                 -29-

[ ]     INDEPENDENT AUDITORS


    The financial statements of Ameritas Variable Life Insurance Company as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, and the financial statements of the Subaccounts of Ameritas Variable Life Insurance Company Separate Account V as of December 31, 2000, and for each of the three years in the period then ended, included in this Prospectus have been audited by Deloitte & Touche LLP, 1248 "O" Street Suite 1040, Lincoln, Nebraska 68508, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


[ ]     OUR MANAGEMENT

        DIRECTORS
        ---------
        Lawrence J. Arth(1)......an officer of our Company (see below)
        William J. Atherton(1)...an officer of our Company (see below)
        Michael G. Fraizer(2)....Controller: AmerUs Life Insurance Company.
                                 Holds director/officer positions with other
                                 subsidiaries/affiliates of AmerUs Life.
        Thomas C.  Godlasky(2)...an officer of our Company (see below)
        Kenneth C. Lewis(1)......an officer of our Company (see below)
        JoAnn M. Martin(1).......an officer of our Company (see below)
        Gary  R. McPhail(2)......an officer of our Company (see below)

        SENIOR OFFICERS
        ---------------
        Lawrence J. Arth(1)......Chairman and  Chief  Executive  Officer.   Also
                                 holds director/officer positions  with Ameritas
                                 Acacia  Mutual  Holding  Company  and   several
                                 of its subsidiaries.
        William J. Atherton(1)...President &  Chief  Operating Officer.  Also  a
                                 director of AMAL Corporation, the joint venture
                                 parent  company  of   Ameritas  Variable  Life.
                                 Previously,  President    of   North   American
                                 Security Life Insurance Company.
        Kenneth C. Lewis(1)......Executive Vice President.    Also     Director,
                                 President  and  Chief  Operating  Officer  of
                                 Ameritas   Life    Insurance    Corp.     Holds
                                 director/officer    positions    with     other
                                 subsidiaries of Ameritas Acacia Mutual Holding
                                 Company.
        Gary R. McPhail(2)....   Executive   Vice   President.  Also   Director,
                                 President and Chief Operating Officer of AmerUs
                                 Life Insurance Company.  Holds director/officer
                                 positions with other subsidiaries/affiliates of
                                 AmerUs   Life.   Previously,   Executive   Vice
                                 President   of   Marketing   and     Individual
                                 Operations of New York Life Insurance Company.
        Thomas C. Godlasky(2)....Senior  Vice  President  and  Chief  Investment
                                 Officer.  Also,  Executive  Vice  President and
                                 Chief   Investment   Officer  of  AmerUs   Life
                                 Insurance   Company.   Holds   director/officer
                                 positions with other subsidiaries/affiliates of
                                 AmerUs Life.
        Thomas N. Simpson(1).....Senior  Vice   President  and  National   Sales
                                 Manager. Previously held similar positions with
                                 Lincoln  Benefit   Life   Insurance    Company,
                                 Allstate Financial Services, and First variable
                                 Life Insurance Company.
        JoAnn M. Martin(1).......Vice President  and  Chief  Financial  Officer.
                                 Also Senior Vice President and Chief  Financial
                                 Officer of Ameritas Life Insurance  Corp. Holds
                                 director/officer    positions     with    other
                                 subsidiaries of Ameritas  Acacia Mutual Holding
                                 Company.
        Robert C. Barth(1).......Controller. Also Vice President and Controller,
                                 Ameritas Life Insurance Corp.
        William W. Lester(1).....Treasurer.    Also,   Senior   Vice   President
                                 (Investments)  &   Treasurer,   Ameritas   Life
                                 Insurance   Corp.   Holds      director/officer
                                 positions  with several  other  subsidiaries of
                                 Ameritas Acacia Mutual Holding Company.
       Donald R. Stading(1)......General Counsel & Secretary.  Also, Senior Vice
                                 President,  Corporate   General   Counsel   and
                                 Secretary of Ameritas Life Insurance Corp.Holds director/officer positions with several other subsidiaries of Ameritas Acacia Mutual Holding
                                 Company.

        (1) Principal business address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, NE 68510
        (2) Principal business address: AmerUs Life Insurance Company, 611 Fifth Ave., Des Moines, Iowa 50309

OVERTURE OVATION! VUL                30

APPENDIX A:  VARIABLE INVESTMENT OPTION PORTFOLIOS
--------------------------------------------------------------------------------

        The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. THERE IS NO ASSURANCE THE INVESTMENT OBJECTIVES WILL BE MET.

        This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio for more information about that portfolio.


------------------------------- --------------------------------- -------------------------------
      Separate Account                Investment Strategy             Investment Objective
          Portfolio
------------------------------- -----------------------------------------------------------------
            ALGER                           Offered through THE ALGER AMERICAN FUND
                                            Advised by FRED ALGER MANAGEMENT, INC.
------------------------------- -----------------------------------------------------------------
ALGER AMERICAN BALANCED         Common stock of companies with
                                growth potential and              Current Income and long-term
                                fixed-income securities.          capital growth.
------------------------------- --------------------------------- -------------------------------
ALGER   AMERICAN    LEVERAGED   Common stocks of companies
ALLCAP                          with growth potential.            Long-term capital growth.
------------------------------- -----------------------------------------------------------------
       AMERICAN CENTURY           Offered through AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
                                    Advised by AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
------------------------------- -----------------------------------------------------------------
VP INCOME & GROWTH              Common stocks of U.S.             Long-term capital growth.
                                companies.                        Income is secondary.
------------------------------- -----------------------------------------------------------------
     AMERITAS PORTFOLIOS            Offered through CALVERT VARIABLE SERIES, INC. AMERITAS
         (SUBADVISOR)                                     PORTFOLIOS
                                             Advised by AMERITAS INVESTMENT CORP.
                                               (BOTH ARE AMERITAS ACACIA COMPANIES)
------------------------------- -----------------------------------------------------------------
AMERITAS GROWTH                 Common stocks of large U.S.
                                companies with broad product
                                lines, markets, financial
        (FRED ALGER)            resources and depth of
                                management.                       Long-term capital growth.
------------------------------- --------------------------------- -------------------------------
AMERITAS INCOME & GROWTH        Dividend paying equity            High level of dividend
        (FRED ALGER)            securities, preferably with       income, with capital growth
                                growth potential.                 as a secondary goal.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of midsize U.S.
AMERITAS MIDCAP GROWTH          companies with promising
        (FRED ALGER)            growth potential.                 Long-term capital growth.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of small,
                                fast-growing U.S. companies
AMERITAS SMALL CAPITALIZATION   that offer innovative
        (FRED ALGER)            products, services or             Long-term capital growth.
                                technologies to a rapidly
                                expanding marketplace.
------------------------------- --------------------------------- -------------------------------
AMERITAS MICRO CAP (BABSON)     Common stocks of small size       Long-term capital growth.
                                U.S. companies.
------------------------------- --------------------------------- -------------------------------
AMERITAS MONEY MARKET           Money market securities of
(CALVERT)                       domestic and foreign issuers.     Current income.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of emerging
AMERITAS EMERGING GROWTH        growth companies or related
        (MFS CO.)               securities, including foreign     Long-term capital growth.
                                securities.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of companies or
                                related securities, including
AMERITAS GROWTH WITH INCOME     foreign securities, to seek to
        (MFS CO.)               provide income equal to 90% of    Current income, long-term
                                the S&P 500 Composite Index       growth of capital and income.
                                dividend yield.
------------------------------- --------------------------------- -------------------------------
                                Common stocks and related
                                securities of companies with
                                favorable prospects for
AMERITAS RESEARCH (MFS CO.)     long-term growth, attractive      Long-term capital growth and
                                valuations, dominant or           future income.
                                growing market share, and
                                superior management.
------------------------------- --------------------------------- -------------------------------
AMERITAS SELECT (OAKMARK)       Common stocks of U.S.
                                companies.                        Long-term capital growth.
------------------------------- --------------------------------- -------------------------------
AMERITAS INDEX 500 (STATE       Common stocks of U.S.
STREET)                         companies on the S&P 500 Index    Results that correspond to
                                common stocks.                    the S&P 500 Index company
------------------------------- -----------------------------------------------------------------
                                 Offered through CALVERT VARIABLE SERIES, INC. CALVERT SOCIAL
        CALVERT SOCIAL                                    PORTFOLIOS
                                          Advised by  CALVERT ASSET MANAGEMENT COMPANY, INC.
                                               (BOTH ARE AMERITAS ACACIA COMPANIES)
------------------------------- -----------------------------------------------------------------
CVS SOCIAL BALANCED             Mostly large-cap growth
                                oriented common stock of U.S.     Income and capital growth
                                companies, with some bonds and    through social criteria
                                money market investments.         screened investments.
------------------------------- --------------------------------- -------------------------------
CVS SOCIAL INTERNATIONAL        Common stocks of mid to large     High total return through
EQUITY                          cap companies.                    social criteria screened
                                                                  investments.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of mid cap          Long-term capital growth
CVS SOCIAL MID CAP GROWTH       companies.                        through social criteria
                                                                  screened investments.
------------------------------- --------------------------------- -------------------------------
CVS SOCIAL SMALL CAP GROWTH     Common stocks of small cap        Long-term capital growth
                                companies.                        through social criteria
                                                                  screened investments.


OVERTURE OVATION! VUL                  -A:1-                   Variable Investment Options Portfolios


------------------------------- -----------------------------------------------------------------
  FIDELITY (SERVICE CLASS 2)     Offered through VARIABLE INSURANCE PRODUCTS: SERVICE CLASS 2
                                      Advised by FIDELITY MANAGEMENT AND RESEARCH COMPANY
------------------------------- --------------------------------- -------------------------------
VIP ASSET MANAGER               Allocated investments among
                                stocks, bonds and                 High total return with
                                short-term/money market           reduced risk over the
                                investments.                      long-term.
------------------------------- --------------------------------- -------------------------------
                                Allocated investments among
                                stocks, bonds and
VIP ASSET MANAGER: GROWTH       short-term/money market           High total return.
                                investments.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of companies
VIP CONTRAFUND(R)               whose value is not fully
                                recognized by the public.         Long-term capital growth.
------------------------------- --------------------------------- -------------------------------
VIP EQUITY-INCOME               Income producing equity
                                securities.                       Reasonable income.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of companies
VIP GROWTH                      with above average growth
                                potential.                        Capital growth.
------------------------------- --------------------------------- -------------------------------
                                High yielding fixed-income
VIP HIGH INCOME                 securities, while also
                                considering growth of capital.    High level of current income.
------------------------------- --------------------------------- -------------------------------
                                U.S. Dollar-denominated           High level of current income
VIP INVESTMENT GRADE BOND       investment-grade bonds (medium    as is consistent with
                                and high quality).                preservation of capital.
------------------------------- --------------------------------- -------------------------------
VIP OVERSEAS                    Securities of foreign
                                companies, diversified across     Long-term capital growth.
                                countries and regions.
------------------------------- -----------------------------------------------------------------
        INVESCO FUNDS               Offered through INVESCO VARIABLE INVESTMENT FUNDS, INC.
                                             Advised by INVESCO FUNDS GROUP, INC.
------------------------------- -----------------------------------------------------------------
VIF DYNAMICS                    Common stocks of mid size         Long-term capital growth.
                                companies.
------------------------------- -----------------------------------------------------------------
             MFS                         Offered through MFS VARIABLE INSURANCE TRUST
                                      Advised by MASSACHUSETTS FINANCIAL SERVICES COMPANY
------------------------------- -----------------------------------------------------------------
GLOBAL GOVERNMENTS              U.S. and foreign government       Income and capital growth.
                                securities, corporate bonds,
                                and mortgage-backed and
                                asset-backed securities.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of smaller cap
NEW DISCOVERY                   emerging growth companies that    Capital growth.
                                are early in their life cycles.
------------------------------- --------------------------------- -------------------------------
UTILITIES                       Equity and debt securities of     Capital growth and current
                                U.S. and foreign companies
                                (including emerging markets)
                                in the utility industry.          income
------------------------------- -----------------------------------------------------------------
        MORGAN STANLEY              Offered through THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
                                          Advised by MORGAN STANLEY ASSET MANAGEMENT
------------------------------- -----------------------------------------------------------------
EMERGING MARKETS EQUITY         Growth oriented equity
                                securities of issuers in          Long-term capital growth.
                                emerging market countries.
------------------------------- --------------------------------- -------------------------------
                                Equity securities of issuers
GLOBAL VALUE EQUITY             throughout the world,
                                including U.S. issuers.           Long-term capital growth.
------------------------------- --------------------------------- -------------------------------
                                Equity securities of non-U.S.
INTERNATIONAL MAGNUM            issuers domiciled in "EAFE"
                                countries.                        Long-term capital growth.
------------------------------- --------------------------------- -------------------------------
U.S. REAL ESTATE                Equity securities of companies
                                in the U.S. real estate
                                industry, including real
                                estate investment trusts          Above average current income
                                ("REITs").                        and long-term capital growth.
------------------------------- -----------------------------------------------------------------
       SALOMON BROTHERS           Offered through SALOMON BROTHERS VARIABLE SERIES FUNDS INC.
                                      Advised by SALOMON BROTHERS ASSET MANAGEMENT, INC.
------------------------------- -----------------------------------------------------------------
VARIABLE CAPITAL                Common stocks of U.S.             Capital Appreciation.
                                companies of all sizes.
------------------------------- -----------------------------------------------------------------
    SUMMIT PINNACLE SERIES      Offered through SUMMIT MUTUAL FUNDS INC. SUMMIT PINNACLE SERIES
                                          Advised by SUMMIT INVESTMENT PARTNERS, INC.
------------------------------- -----------------------------------------------------------------
NASDAQ-100 INDEX                Common stocks of U.S.
                                                                  Results that correspond to
                                companies in the Nasdaq-100       the Nasdaq-100 Index company
                                Index.                            common stocks.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of U.S.             Results that correspond to
RUSSELL 2000 SMALL CAP INDEX    companies in the Russell 2000     the Russell 2000 Index
                                Index.                            company common stocks.
------------------------------- --------------------------------- -------------------------------
S&P MIDCAP 400 INDEX            Common stocks of U.S.             Results that correspond to
                                companies in the S&P MidCap       the S&P 400 MidCap Index
                                400 Index.                        company common stocks.
------------------------------- -----------------------------------------------------------------
         THIRD AVENUE                 Offered through THIRD AVENUE VARIABLE SERIES TRUST
                                                Advised by EQSF ADVISERS, INC.
------------------------------- -----------------------------------------------------------------
THIRD AVENUE VALUE              Common stocks of smaller          Long-term capital growth.
                                companies with strong balance
                                sheets which the manager
                                considers undervalued.
------------------------------- --------------------------------- -------------------------------

OVERTURE OVATION! VUL         -A:2-       Variable Investment Options Portfolios

APPENDIX B: FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Included in Appendix B are the following financial statements:


1. Financial Statements for the six months ended June 30, 2001 for Ameritas Variable Life Insurance Company Separate Account V (unaudited).


2. Financial Statements for the years ended December 31, 2000, 1999 and 1998 for Ameritas Variable Life Insurance Company Separate Account V.


3. Financial Statements for the six months ended June 30, 2001 for Ameritas Variable life Insurance Company (unaudited).


4. Financial Statements for the years ended December 31, 2000, 1999 and 1998 for Ameritas Variable Life Insurance Company.


                                    - B:1 -
APPENDIX B                                                  Financial Statements

                           AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                      SEPARATE ACCOUNT V
                                   STATEMENT OF NET ASSETS
                                       JUNE 30, 2001
                                        (UNAUDITED)

ASSETS

INVESTMENTS AT NET ASSET VALUE:                                                  INVESTMENT
                                                                                AT NET ASSET     DIVIDENDS
                                                                                    VALUE       RECEIVABLE      TOTAL
   Fidelity Variable Insurance Products:                                            -----       ----------      -----
   ------------------------------------
      Equity-income Portfolio Initial Class (Equity-Income I-Class) -
         1,299,181.383 shares at $23.72 per share (cost $23,761,120)            $ 30,816,582    $     --    $ 30,816,582
      Equity-Income Portfolio Service Class (Equity-Income S-Class) -
         6,128.850 shares at $23.65 per share (cost $148,782)                        144,947          --         144,947
      Growth Portfolio Initial Class (Growth I-Class) -
         1,458,008.126 shares at $36.88 per share (cost $44,173,034)              53,771,340          --      53,771,340
      Growth Portfolio Service Class (Growth S-Class) -
         8,237.699 shares at $36.76 per share (cost $366,868)                        302,818          --         302,818
      High Income Portfolio Initial Class (High Income I-Class) -
         736,986.240 shares at $6.74 per share (cost $7,800,088)                   4,967,287          --       4,967,287
      High Income Portfolio Service Class (High Income S-Class) -
         260,560.631 shares at $6.72 per share (cost $1,931,140)                   1,750,967          --       1,750,967
      Overseas Portfolio Initial Class (Overseas I-Class) -
         898,952.408 shares at $15.59 per share (cost $14,678,168)                14,014,668          --      14,014,668
      Overseas Portfolio Service Class (Overseas S-Class) -
         5,837.724 shares at $15.55 per share (cost $122,423)                         90,777          --          90,777
      Asset Manager Portfolio Initial Class (Asset Manager I-Class) -
         1,832,572.303 shares at $14.59 per share (cost $26,066,853)              26,737,230          --      26,737,230
      Asset Manager Portfolio Service Class (Asset Manager S-Class) -
         5,604.254 shares at $14.51 per share (cost $93,472)                          81,318          --          81,318
      Investment Grade Bond Portfolio Initial Class (Inv. Bond I-Class) -
         1,083,754.967 shares at $12.34 per share (cost $13,211,612)              13,373,536          --      13,373,536
      Contrafund Portfolio Initial Class (Contrafund I-Class) -
         982,730.010 shares at $20.66 per share (cost $20,492,002)                20,303,202          --      20,303,202
      Contrafund Portfolio Service Class (Contrafund S-Class) -
         11,260.476 shares at $20.60 per share (cost $268,203)                       231,966          --         231,966
      Asset Manager Growth Portfolio Initial Class (Asset Mgr. Gr, I-Class) -
         280,644.026 shares at $12.79 per share (cost $4,178,572)                  3,589,437          --       3,589,437
      Asset Manager Growth Portfolio Service Class (Asset Mgr. Gr. S-Class) -
         296.993 shares at $12.71 per share (cost $4,745)                              3,775          --           3,775
   The Alger American Fund;
   -----------------------
      Balanced Portfolio (Balanced) -
         523,045.672 shares at $13.21 per share (cost $6,759,838)
      Leveraged Allcap Portfolio (Leveraged Allcap) -                              6,909,433          --       6,909,433
         566,282.831 shares at $33.53 per share (cost $21,995,387)                18,987,463          --      18,987,463




                           AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                     SEPARATE ACCOUNT V
                                  STATEMENT OF NET ASSETS
                                       JUNE 30, 200I
                                        (UNAUDITED)



ASSETS, CONTINUED
                                                                                INVESTMENT
                                                                               AT NET ASSET     DIVIDENDS
                                                                                   VALUE       RECEIVABLE      TOTAL
                                                                                   -----       ----------      -----
   MFS Variable Insurance Trust:
   ----------------------------
      Global Governments Series Portfolio (Global Govern. Series) -
         82,601.448 shares at $9.67 per share (cost $817,168)                   $    798,756   $      --    $    798,756
      Utilities Series Portfolio (Utilities Series) -
         426,842.151 shares at $18.92 per share (cost $8,434,118)                  8,075,854          --       8,075,854
      New Discovery Series Portfolio (New Discovery Series) -
         287,239.866 shares at $15.83 per share (cost $5,212,191)                  4,547,007          --       4,547,007
   Morgan Stanley Universal Institutional Funds, Inc.:
   --------------------------------------------------
      Asian Equity Portfolio (Asian Equity) -
         0 shares at $0.00 per share (cost $0)                                            --          --              --
      Emerging Markets Equity Portfolio (Emerging Markets Equity) -
         322,554.678 shares at $6.81 per share (cost $3,213,348)                   2,196,597          --       2,196,597
      Global Value Equity Portfolio (Global Value) -
         275,649.891 shares at $12.85 per share (cost $3,458,606)                  3,542,101          --       3,542,101
      International Magnum Portfolio (International Magnum) -
         160,886.150 shares at $10.38 per share (cost $1,921,705)                  1,669,998          --       1,669,998
       U.S. Real Estate Portfolio (U.S. Real Estate) -
         148,314.223 shares at $12.44 per share (cost $1,615,639)                  1,845,029          --       1,845,029
   Calvert Variable Series, Inc., Ameritas Portfolios:
   --------------------------------------------------
      Ameritas Emerging Growth Portfolio (Emerging Growth) -
         724,981.210 shares at $22.10 per share (cost $19,721,374)                16,022,085          --      16,022,085
      Ameritas Growth Portfolio (Growth) -
         618,403.538 shares at $52.21 per share (cost $35,065,600)                32,286,849          --      32,286,849
      Ameritas Growth with Income Portfolio (Growth with Income) -
         236,730.157 shares at $18.90 per share (cost $4,825,495)                  4,474,200          --       4,474,200
      Ameritas Income and Growth Portfolio (Income and Growth) -
         852,535.719 shares at $14.81 per share (cost $12,579,643)                12,626,054          --      12,626,054
      Ameritas Index 500 Portfolio (Index 500) -
         206,797.309 shares at $138.37 per share (cost $32,061,576)               28,614,544          --      28,614,544
      Ameritas Midcap Growth Portfolio (MidCap Growth) -
         675,744.252 shares at $33.30 per share (cost $19,595,988)                22,502,284          --      22,502,284
      Ameritas Money Market Portfolio (Money Market) -
         19,623,367.450 shares at $1.00 per share (cost $19,623,367)              19,623,367       6,505      19,629,872
       Ameritas Research Portfolio (Research) -
         257,301.060 shares at $18.53 per share (cost $5,346,018)                  4,767,789          --       4,767,789
      Ameritas Small Capitalization Portfolio (Small Cap) -
         599,132.993 shares at $32.06 per share (cost $26,351,285)                19,208,204          --      19,208,204
      Ameritas Micro Cap Portfolio (Micro Cap) -
         22,355.874 shares at $19.48 per share (cost $403,808)                       435,492          --         435,492
      Ameritas Select Portfolio (Select) -
         50,518.349 shares at $18.21 per share (cost $874,672)                       919,939          --         919,939





                           AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                      SEPARATE ACCOUNT V
                                   STATEMENT OF NET ASSETS
                                        JUNE 30, 2001
                                         (UNAUDITED)



ASSETS, CONTINUED

                                                                                INVESTMENT
                                                                               AT NET ASSET     DIVIDENDS
                                                                                   VALUE       RECEIVABLE      TOTAL
                                                                                   -----       ----------      -----
   Calvert Variable Series, Inc., Calvert Social Portfolios:
   --------------------------------------------------------
      Social Balanced Portfolio (Balanced)
         102,268.411 shares at $1.94 per share (cost $206,905)                 $     198,401    $     --    $    198,401
      Social International Equity Portfolio (International Equity) -
         7,014.928 shares at $16.23 per share (cost $132,449)                        113,852          --         113,852
      Social Mid Cap Growth Portfolio (Mid Cap Growth) -
         30,569.179 shares at $29.57 per share (cost $1,046,354)                     903,931          --         903,931
      Social Small Cap (Small Cap) -
         34,570.592 shares at $14.96 per share (cost $477,650)                       517,176          --         517,176
   American Century Variable Portfolios, Inc.:
   -------------------------------------------
      Income & Growth (Income & Growth) -
         56,320.666 shares at $6.78 per share (cost $380,927)                        381,854          --         381,854
   Invesco Variable Investment Funds, Inc.:
   ---------------------------------------
      Dynamics (Dynamics) -
         38,007.392 shares at $14.74 per share (cost $600,134)                       560,229          --         560,229
   Salomon Brothers Variable Series Funds, Inc.:
   ---------------------------------------------------
      Variable Capital Fund (Variable Capital) -
         20,698.982 shares at $15.74 per share (cost $329,124)                       325,802          --         325,802
   Summit Mutual Funds. Inc., Summit Pinnacle Series:
   -------------------------------------------------
      S & P Mid Cap 400 Index ( S & P Mid Cap) -
         9,198.533 shares at $9.51 per share (cost $86,808)                           87,478          --          87,478
      Russell 2000 Small Cap Index (Russell Small Cap) -
         5,243.047 shares at $10.15 per share (cost $51,907)                          53,217          --          53,217
      Nasdaq-100 Index Portfolio (Nasdaq-100 Index) -
         103,097.229 shares at $5.19 per share (cost $680,959)                       535,075          --         535,075
   Third Avenue Variable Series Trust:
   ----------------------------------
      Third Avenue Value Portfolio (Third Avenue) -
         62,151.195 shares at $17.05 per share (cost $1,015,505)                   1,059,678          --       1,059,678
                                                                                ------------     -------     -----------
  NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS                               $ 384,969,588    $  6,505    $384,976,093
                                                                               =============     =======     ===========

The accompanying notes are an integral part of these unaudited financial statements.


                           AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                      SEPARATE ACCOUNT V
                            FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                         (UNAUDITED)



STATEMENT OF OPERATIONS:
                                                     FIDELITY VARIABLE INSURANCE PRODUCTS
                                                     ------------------------------------

                                                 EQUITY INCOME   EQUITY INCOME      GROWTH
         2001                                       I-CLASS         S-CLASS         I-CLASS
         ----                                       -------         -------         -------
INVESTMENT INCOME.
 Dividend distributions received                 $  515,942      $     988       $    41,077
 Mortality and expense risk charge                  139,153            367           246,284
                                                    -------        -------          --------
Net investment income (loss)                        376,789            621          (205,207)
                                                    -------        -------          --------

REALIZED GAIN (LOSS) ON INVESTMENTS:
 Realized gain distributions                      1,449,552          2,915         3,861,237
 Realized gain (loss) on
   liquidation of fund shares                            --             --                --
                                                  ---------        -------        ----------
Realized gain (loss)                              1,449,552          2,915         3,861,237
                                                  ---------        -------        ----------

CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) (2,276,421)        (6,948)       (9,697,572)
                                                  ---------        -------        ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
FROM OPERATIONS                                  $ (450,080)      $ (3,412)      $(6,041,542)
                                                  =========        =======        ==========


STATEMENT OF CHANGES IN NET ASSETS:
                                                     FIDELITY VARIABLE INSURANCE PRODUCTS
                                                     ------------------------------------

                                                 EQUITY INCOME   EQUITY INCOME      GROWTH
         2001                                       I-CLASS         S-CLASS         I-CLASS
         ----                                       -------         -------         -------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS:
 Net investment income (loss)                    $  376,789       $    621      $   (205,207)
 Realized gain (loss)                             1,449,552          2,915         3,861,237
Change in unrealized appreciation (depreciation) (2,276,421)        (6,948)       (9,697,572)
                                                 ----------        -------        ----------
Net increase (decrease) in net assets
 resulting from operations                         (450,080)        (3,412)       (6,041,542)
Net increase (decrease) from
 policyholder transactions                          (96,389)        90,065           (62,586)
                                                 ----------        -------        ----------
Total lncrease (decrease) in net assets            (546,469)        86,653        (6,104,128)
Net assets at January 1, 2001                    31,363,051         58,294        59,875,468
                                                 ----------        -------        ----------
Net assets at June 30, 2001                     $30,816,582       $144,947       $53,771,340
                                                 ==========       ========       ===========


The accompanying notes are an integral part of these unaudited financial statements.



                             FIDELITY VARIABLE INSURANCE PRODUCES
---------------------------------------------------------------------------------------------------
                                                                                              INV.
 GROWTH    HIGH INCOME    HIGH INCOME   OVERSEAS   OVERSEAS    ASSET MANAGER   ASSET MANAGER   BOND
 S-CLASS    I-CLASS         S-CLASS     I-CLASS    S-CLASS         I-CLASS        S-CLASS    I-CLASS
--------    -------         -------     -------    -------         -------        -------    -------
$      -   $ 766,657     $    4,501  $  828,586   $  5,132      $ 1,153,594      $  3,949  $ 268,084
   1,175      26,817          4,643      68,162        451          124,207           458     44,244
 -------   ---------       --------    --------   --------      -----------      --------  ---------
  (1,175)    739,840           (142)    760,424      4,681        1,029,387         3,491    223,840
 -------   ---------       --------    --------   --------      -----------      --------  ---------


  15,680          --             --   1,309,700      8,200          432,598         1,505         --
      --          --             --          --         --               --            --         --
 -------   ---------       --------   ---------   --------      -----------      --------  ---------
  15,680          --             --   1,309,700      8,200          432,598         1,505         --
 -------   ---------       --------   ---------   --------      -----------      --------  ---------

 (35,834) (1,177,604)      (174,868) (4,074,314)   (25,058)      (2,614,422)       (7,781)   (77,421)
 -------   ---------       --------   ---------   --------      -----------      --------  ---------
$(21,329) $ (437,764)   $  (175,010)$(2,004,190) $ (12,177)    $ (1,152,437)     $ (2,785) $ 146,419
 =======   =========       ========   =========   ========      ===========      ========  =========



                             FIDELITY VARIABLE INSURANCE PRODUCES
----------------------------------------------------------------------------------------------------
                                                                                              INV.
 GROWTH    HIGH INCOME    HIGH INCOME   OVERSEAS   OVERSEAS    ASSET MANAGER   ASSET MANAGER   BOND
 S-CLASS    I-CLASS         S-CLASS     I-CLASS    S-CLASS         I-CLASS        S-CLASS    I-CLASS
--------    -------         -------     -------    -------         -------        -------    -------
$ (1,175) $  739,840      $    (142) $  760,424   $  4,681      $ 1,029,387      $  3,491   $ 223,840
  15,680          --             --   1,309,700      8,200          432,598         1,505          --
 (35,834) (1,177,604)      (174,868) (4,074,314)   (25,058)      (2,614,422)       (7,781)    (77,421)
 -------   ---------       --------    --------   --------      -----------      --------   ---------
 (21,329)   (437,764)      (175,010) (2,004,190)   (12,177)      (1,152,437)       (2,785)    146,419
  99,809      72,346      1,890,371    (104,018)    (6,025)        (701,943)      (13,779)  8,075,411
 -------   ---------       --------   ---------   --------      -----------      --------   ---------
  78,480    (365,418)     1,715,361  (2,108,208)   (18,202)      (1,854,380)      (16,564)  8,221,830
 224,338   5,332,705         35,606  16,122,876    108,979       28,591,610        97,882   5,151,706
 -------   ---------       --------   ---------   --------      -----------      --------   ---------
$302,818 $ 4,967,287     $1,750,967 $14,014,668   $ 90,777     $ 26,737,230     $  81,318 $13,373,536
 =======   =========       ========   =========   ========      ===========      ========   =========



                           AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                      SEPARATE ACCOUNT V
                            FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                         (UNAUDITED)

STATEMENT OF OPERATIONS:
                                             FIDELITY VARIABLE INSURANCE PRODUCTS
                                                ------------------------------------
                                                                       ASSET MGR.  ASSET MGR.
                                           CONTRAFUND    CONTRAFUND      GR.         GR.
                                            I-CLASS       S-CLASS      I-CLASS     S-CLASS
                                            -------       -------      -------     -------
             2001
             ----
INVESTMENT INCOME:
 Dividend distributions received         $   159,732     $    1,281  $  109,529   $   100
 Mortality and expense risk charge            88,092            939      15,966        16
                                              ------          -----     -------      ----
Net investment income (loss)                  71,640            342      93,563        84
                                              ------          -----     -------      ----

REALIZED GAIN (LOSS) ON INVESTMENTS:
 REALIZED GAIN DISTRIBUTIONS                 563,760          5,123     131,997       127
 Realized gain (loss) on
   liquidation of fund Shares                     --             --          --        --
                                             -------          -----     -------      ----
Realized gain (loss)                         563,760          5,123     131,997       127
                                             -------          -----     -------      ----

CHANGE IN UNREALIZED
 APPRECIATION (DEPRECIATION)              (2,919,598)       (25,662)   (478,140)     (453)
                                         -----------     ----------   ---------  --------
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                $(2,284,198)    $  (20,197) $ (252,580) $   (242)
                                         ===========     ==========  ==========  ========


STATEMENT OF CHANGES IN NET ASSETS:

                                                FIDELITY VARIABLE INSURANCE PRODUCTS
                                                ------------------------------------
                                                                       ASSET MGR.  ASSET MGR.
                                           CONTRAFUND    CONTRAFUND      GR.         GR.
                                            I-CLASS       S-CLASS      I-CLASS     S-CLASS
                                            -------       -------      -------     -------
             2001
             ----
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS:
 Net investment income (loss)           $     71,640    $       342   $  93,563  $     84
Realized gain (loss)                         563,760          5,123     131,997       127
Change in unrealized
 appreciatIon (depreciation)              (2,919,598)       (25,662)   (478,140)     (453)
                                         -----------     ----------   ---------  --------
Net increase (decrease) in net assets
 resulting from operations                (2,284,198)       (20,197)   (252,580)     (242)
Net increase (decrease) from
 policyholder transactions                   987,350         60,156     151,069        91
                                         -----------     ----------   ---------  --------

Total increase (decrease) in net assets   (1,296,848)        39,959    (101,511)     (151)
Net assets at January 1, 2001             21,600,050        192,007   3,690,948     3,926
                                         -----------     ----------   ---------  --------
Net assets at June 30, 2001             $ 20,303,202     $  231,966  $3,589,437  $  3,775
                                        ============     ==========  ==========  ========


The accompanying notes are an integral part of these unaudited financial statements.


                                                                            MORGAN STANLEY UNIVERSAL
THE ALGER AMERICAN FUND          MFS VARIABLE INSURANCE TRUST               INSTITUTIONAL FUNDS, INC.
-----------------------          ----------------------------               -------------------------
                              GLOBAL                      NEW                       EMERGING
             LEVERAGED         GOVERN.    UTILITIES     DISCOVERY        ASIAN        MARKETS     GLOBAL
 BALANCED      ALLCAP          SERIES      SERIES         SERIES        EQUITY        EQUITY      VALUE
 --------      ------          ------      ------         ------        ------        ------      -----
$  99,221  $       --    $   24,400   $   248,847       $      --        $     --    $     --   $     --
   28,764      79,258         3,011        33,002          18,411           1,627       8,514     13,718
  -------     -------       -------       -------         -------         -------     -------    -------
   70,457     (79,258)       21,389       215,845         (18,411)         (1,627)     (8,514)   (13,718)
  -------     -------       -------       -------         -------         -------     -------    -------

  120,768     649,613            --       652,595         135,231              --          --         --
       --          --            --            --              --        (403,644)         --         --
  -------     -------       -------       -------         -------         -------     -------    -------
  120,768     649,613            --       652,595         135,231        (403,644)         --         --
  -------     -------       -------       -------         -------         -------     -------    -------

 (304,345) (2,868,914)      (22,307)   (1,749,161)       (236,424)        365,556     (61,731)   (82,855)
  -------   ---------       -------     ---------         -------         -------     -------    -------
$(113,120)$(2,298,559)   $     (918)  $  (880,721)     $ (119,604)      $ (39,715)  $ (70,245) $ (96,573)
  =======   =========       =======     =========         =======         =======    ========   ========




                                                                            MORGAN STANLEY UNIVERSAL
THE ALGER AMERICAN FUND          MFS VARIABLE INSURANCE TRUST               INSTITUTIONAL FUNDS, INC.
-----------------------          ----------------------------               -------------------------
                              GLOBAL                      NEW                       EMERGING
             LEVERAGED         GOVERN.    UTILITIES     DISCOVERY        ASIAN        MARKETS     GLOBAL
 BALANCED      ALLCAP          SERIES      SERIES         SERIES         EQUITY       EQUITY      VALUE
 --------      ------          ------      ------         ------         ------       ------      -----
$   70,457  $  (79,258)    $  21,389   $   215,845      $  (18,411)     $   (1,627) $   (8,514) $ (13,718)
   120,768     649,613            --       652,595         135,231        (403,644)        --          --
  (304,345) (2,868,914)      (22,307)   (1,749,161)       (236,424)        365,556     (61,731)   (82,855)
   -------   ---------       -------     ---------         -------         -------     -------    -------
  (113,120) (2,298,559)         (918)     (880,721)       (119,604)        (39,715)    (70,245)   (96,573)
   541,409   1,225,397       (64,663)    1,397,282         368,325        (614,876)    294,601    372,769
   -------   ---------       -------     ---------         -------         -------     -------    -------
   428,289  (1,073,162)      (65,581)      516,561         248,721        (654,591)    224,356    276,196
 6,481,144  20,060,625       864,337     7,559,293       4,298,286         654,591   1,972,241  3,265,905
 ---------  ----------       -------     ---------       ---------         -------   ---------  ---------
$6,909,433 $18,987,463     $ 798,756  $  8,075,854     $ 4,547,007     $        --   2,196,597 $3,542,101
 ========   ==========       =======     =========       =========         =======   =========  =========




                           AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                      SEPARATE ACCOUNT V
                            FOR THE SIX MONTHS ENDED JUNE30, 2001

                                         (UNAUDITED)

STATEMENT OF OPERATIONS:

                                        MORGAN STANLEY UNIVERSAL    CALVERT VARIABLE SERIES, INC.,
                                       INSTITUTIONAL FUNDS, INC            AMERITAS PORTFOLIOS
                                      ---------------------------   -----------------------------
                                      INTERNATIONAL     U.S. REAL      EMERGING
                                         MAGNUM          ESTATE         GROWTH         GROWTH
                                         ------          ------         ------         ------
                 2001
                 ----
INVESTMENT INCOME:
 Dividend distributions received       $       --      $       --    $       --     $      --
 Mortality and expense risk charge          7,488           6,793        74,811       144,325
                                         --------      ----------    ----------     ---------
NET INVESTMENT INCOME (LOSS)               (7,488)         (6,793)      (74,811)     (144,325)
                                         --------      ----------    ----------     ---------

REALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions                  --              --            --            --
  realized gain (loss) on liquidation
    of fund shares                             --              --            --            --
                                         --------      ----------    ----------     ---------
REALIZED GAIN (LOSS)                           --              --            --            --
                                         --------      ----------    ----------     ---------

CHANGE IN UNREALIZED
 APPRECIATION (DEPRECIATION)             (237,529)        135,203    (5,507,087)   (1,596,326)
                                         --------      ----------    ----------     ---------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS             $ (245,017)      $ 128,410  $ (5,581,898)  $(1,740,651)
                                         ========      ==========    ==========     =========


STATEMENT OF CHANGES IN NET ASSETS:

                                        MORGAN STANLEY UNIVERSAL    CALVERT VARIABLE SERIES, INC.,
                                       INSTITUTIONAL FUNDS, INC            AMERITAS PORTFOLIOS
                                      ---------------------------   -----------------------------
                                      INTERNATIONAL     U.S. REAL      EMERGING
                                         MAGNUM          ESTATE         GROWTH         GROWTH
                                         ------          ------         ------         ------
                 2001
                 ----
iNCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS:
Net investment income (loss)          $    (7,488)     $   (6,793)   $  (74,811)   $ (144,325)
realized gain (loss)                           --              --            --            --
change in unrealized
  appreciation (depreciation)            (237,529)        135,203    (5,507,087)   (1,596,326)
                                         --------      ----------    ----------     ---------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS               (245,017)        128,410    (5,581,898)   (1,740,651)
NET INCREASE (DECREASE) FROM
 POLICYHOLDER TRANSACTIONS                (94,111)        139,114       296,491       (34,277)
                                         --------      ----------    ----------     ---------

TOTAL INCREASE (DECREASE) IN NET ASSETS  (339,128)        267,524    (5,285,407)   (1,774,928)
NET ASSETS AT JANUARY 1, 2001           2,009,126       1,577,505    21,307,492    34,061,777
                                         --------      ----------    ----------     ---------
NET ASSETS AT JUNE 30, 2001           $ 1,669,998    $  1,845,029   $16,022,085   $32,286,849
                                        =========      ==========    ==========    ==========



The accompanying notes are an integral part of these unaudited financial statements.



                                CALVERT VARIABLE SERIES, INC.,
                                     AMERITAS PORTFOLIOS
---------------------------------------------------------------------------------------------------
   GROWTH      INCOME
    WITH         AND        INDEX        MIDCAP        MONEY                    SMALL
   INCOME       GROWTH       500         GROWTH        MARKET     RESEARCH       CAP
   ------       ------       ---         ------        ------     --------       ---

$      --    $     --    $       --    $       --   $ 540,562    $     --     $     --
   17,776      55,196       120,347        95,198      94,867      20,113       87,627
   ------      ------       -------        ------      ------      ------       ------
  (17,776)    (55,196)     (120,347)      (95,198)    445,695     (20,113)     (87,627)
  --------    --------     ---------      --------    -------     --------     --------

       --          --            --            --          --          --           --

       --          --            --            --          --          --           --
  --------    --------     ---------      --------    -------     --------     --------
       --          --            --            --          --          --           --
  --------    --------     ---------      --------    -------     --------     --------

 (494,393) (1,560,114)   (2,051,138)     (883,142)         --    (681,915)  (4,939,590)
 --------   ---------     ---------      --------    --------    --------    ---------
$(512,169)$(1,615,310) $ (2,171,485)  $  (978,340) $  445,695  $ (702,028) $(5,027,217)
 ========   =========    ==========      ========    ========    ========    =========



                                CALVERT VARIABLE SERIES, INC.,
                                     AMERITAS PORTFOLIOS
---------------------------------------------------------------------------------------------------
   GROWTH      INCOME
    WITH         AND        INDEX        MIDCAP        MONEY                    SMALL
   INCOME       GROWTH       500         GROWTH        MARKET     RESEARCH       CAP
   ------       ------       ---         ------        ------     --------       ---
$  (17,776) $  (55,196) $   (120,347) $    (95,198) $  445,695 $   (20,113) $   (87,627)
        --          --            --            --          --          --           --
  (494,393) (1,560,114)   (2,051,138)     (883,142)         --    (681,915)  (4,939,590)
  --------- ----------   -----------     ---------    --------   ---------  -----------
  (512,169) (1,615,310)   (2,171,485)     (978,340)    445,695    (702,028)  (5,027,217)
   616,260     201,866     1,079,282       641,153   2,705,529     485,292      562,267
   -------     -------     ---------       -------   ---------     -------      -------
   104,091  (1,413,444)   (1,092,203)     (337,187)  3,151,224    (216,736)  (4,464,950)
 4,370,109  14,039,498    29,706,747    22,839,471  16,478,648   4,984,525   23,673,154
 ---------  ----------    ----------    ----------  ----------   ---------   ----------
$4,474,200 $12,626,054  $ 28,614,544  $ 22,502,284 $19,629,872  $4,767,789  $19,208,204
==========  ==========    ==========    ==========  ==========   =========  ===========



                           AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                      SEPARATE ACCOUNT V
                            FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                         (UNAUDITED)



STATEMENT OF OPERATIONS:
                                CALVERT VARIABLE SERIES, INC.,      CALVERT VARIABLE SERIES, INC.,
                                     AMERITAS PORTFOLIOS             CALVERT SOCIAL PORTFOLIOS
                                  -------------------------          -------------------------
                                         MICRO                                  INTERNATIONAL
                                          CAP        SELECT           BALANCED      EQUITY
                                          ---        ------           --------      ------
          2001
          ----
INVESTMENT INCOME:
  Dividend distributions received      $       --      $       --     $      --    $       --
  Mortality and expense risk charge           389             936           422           297
                                           ------          ------        ------        ------
NET INVESTMENT INCOME (LOSS)                 (389)           (936)         (422)         (297)
                                           ------          ------        ------        ------
REALIZED GALN (LOSS) ON INVESTMENTS:
  Realized gain distributions                  --              --            --            --
  Realized gain (loss) on liquidation of
   fund shares                                 --              --            --            --
REALIZED GALN (LOSS)                     --------      ----------    ----------     ---------
                                               --              --            --            --
                                         --------      ----------    ----------     ---------
CHANGE IN UNREALIZED APPRECIATION
 (DEPRECIATION)                            31,684          45,267        (3,673)      (11,283)
                                         --------      ----------    ----------     ---------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS               $ 31,295       $  44,331      $ (4,095)    $ (11,580)
                                         ========      ==========    ==========     =========




STATEMENT OF CHANGES IN NET ASSETS:

                                CALVERT VARIABLE SERIES, INC.,      CALVERT VARIABLE SERIES, INC.,
                                     AMERITAS PORTFOLIOS             CALVERT SOCIAL PORTFOLIOS
                                  ------------------------           -------------------------
                                         MICRO                                  INTERNATIONAL
                                          CAP        SELECT           BALANCED      EQUITY
                                          ---        ------           --------      ------
          2001
          ----
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS:
 Net investment income (loss)           $    (389)     $     (936)    $    (422)    $    (297)
 Realized gein (loss)                          --              --            --            --
 Change in unrealized appreciation
  (depreciation)                           31,684          45,267        (3,673)      (11,283)
                                          -------         -------        ------       -------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FR6M OPERATIONS                31,295          44,331        (4,095)      (11,580)
NET INCREASE (DECREASE) FROM
  POLICYHOLDER TRANSACTIONS               404,197         875,608       149,400        71,933
                                          -------         -------       -------       -------
TOTAL INCEASE (DECREASE) IN NET ASSETS    435,492         919,939       145,305        60,353

NET ASSETS AT JANUARY 1, 2001                  --              --        53,096        53,499
                                          -------         -------        ------       -------
NET ASSETS AT JUNE 30, 2001            $  435,492     $   919,939     $ 198,401     $ 113,852
                                          =======         =======       =======       =======




The accompanying notes are an integral part of these unaudited financial statements.




                                    AMERICAN CENTURY   INVESCO VARIABLE   SALOMON BROTHERS     SUMMIT MUTUAL
  CALVERT VARIABLE SERIES, INC.,        VARIABLE           INVESTMENT      VARIABLE SERIES  FUNDS, INC., SUMMIT
   CALVERT SOCIAL PORTFOLIOS         PORTFOLIOS, INC.    FUNDS, INC.         FUNDS, INC.      PINNACLE SERIES
 -------------------------------   ------------------  ---------------     -------------     ----------------
       MID CAP          SMALL         INCOME &                                VARIABLE            S&P
       GROWTH            CAP          GROWTH               DYNAMICS          CAPITAL           MID CAP
       ------            ---          ------               --------          -------           -------
      $     --      $      --        $    606             $      --          $      --        $      74
         3,421          1,559             486                   452                464               82
      --------     ----------      ----------             ---------          ---------        ---------
        (3,421)        (1,559)            120                  (452)              (464)              (8)
      --------     ----------      ----------             ---------          ---------        ---------


            --             --              --                    --              2,827               37
            --             --              --                    --                 --               --
      --------     ----------      ----------             ---------          ---------        ---------
            --             --              --                    --              2,827               37
      --------     ----------      ----------             ---------          ---------        ---------

       (45,994)        44,398             927               (39,905)            (3,322)             670
      --------     ----------      ----------             ---------          ---------        ---------
     $ (49,415)     $  42,839      $    1,047             $ (40,357)         $    (959)       $     699
      ========     ==========      ==========             =========          =========        =========



                                   AMERICAN CENTURY   INVESCO VARIABLE  SALOMON BROTHERS     SUMMIT MUTUAL
  CALVERT VARIABLE SERIES, INC.,       VARIABLE           INVESTMENT     VARIABLE SERIES  FUNDS, INC., SUMMIT
   CALVERT SOCIAL PORTFOLIOS        PORTFOLIOS, INC.    FUNDS, INC.        FUNDS, INC.      PINNACLE SERIES
 -------------------------------  ------------------  ---------------    -------------     ----------------
       MID CAP          SMALL         INCOME &                             VARIABLE             S&P
       GROWTH            CAP          GROWTH             DYNAMICS          CAPITAL             MID CAP
       ------            ---          ------             --------          -------             -------
   $    (3,421)   $    (1,559)      $     120            $   (452)        $     (464)       $       (8)
            --             --              --                  --              2,827                37
       (45,994)        44,398             927             (39,905)            (3,322)              670
       -------         ------          ------             -------             ------             -----
       (49,415)        42,839           1,047             (40,357)              (959)              699
       161,506        126,947         380,807             600,586            326,761            86,779
       -------        -------         -------             -------            -------            ------
       112,091        169,786         381,854             560,229            325,802            87,478
       791,840        347,390              --                  --                 --                --
       -------        -------         -------             -------            -------           -------
     $ 903,931     $  517,176       $ 381,854           $ 560,229          $ 325,802          $ 87,478
      ========     ==========       =========             =======          =========          ========




                           AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                      SEPARATE ACCOUNT V
                            FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                         (UNAUDITED)


STATEMENT OF OPERATIONS:
                                                                         THIRD AVENUE
                                          SUMMIT MUTUAL FUNDS, INC.,       VARIABLE
                                           SUMMIT PINNACLE SERIES        SERIES TRUST
                                           ----------------------        ------------
                                          RUSSELL       NASDAQ-100            THIRD
                                         SMALL CAP       INDEX               AVENUE
                                         ---------       -----               ------
        2001
        ----
INVESTMENT INCOME:
  Dividend distributions received       $      81         $    --      $      --
  Mortality and expense risk charge            52             688           1,551
                                            -----           -----         -------
NET INVESTMENT INCOME (LOSS)                   29            (688)         (1,551)
                                            -----           -----         -------
REALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions                 424              --              --
  Realized gain (loss) on liquidation of
   fund shares                                 --              --              --
                                             ----            ----            ----
REALIZED GAIN (LOSS)                          424              --              --
                                             ----            ----            ----
Change in unrealized appreciation
  (depreciation)                            1,311        (145,884)         44,173
                                            -----        --------          ------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS              $  1,764      $ (146,572)       $ 42,622
                                          =======       =========         =======



STATEMENT OF CHANGES IN NET ASSETS:
                                                                          THIRD AVENUE
                                          SUMMIT MUTUAL FUNDS, INC.,        VARIABLE
                                           SUMMIT PINNACLE SERIES         SERIES TRUST
                                           ----------------------         ------------
                                           RUSSELL       NASDAQ-100           THIRD
                                          SMALL CAP       INDEX              AVENUE
                                          ---------       -----              ------
        2001
        ----
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS:
Net investment income (loss)             $     29      $     (688)      $  (1,551)
Realized gain (loss)                          424              --              --
Change in unrealized appreciation
 (depreciation)                             1,311        (145,884)         44,173
                                            -----        --------          ------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                 1,764        (146,572)         42,622
NET INCREASE (DECREASE) FROM
 POLICYHOLDER TRANSACTIONS                 51,453         681,647       1,017,056
                                           ------       ---------       ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS    53,217         535,075       1,059,678
NET ASSETS AT JANUARY 1, 2001                  --              --              --
                                          -------       ---------       ---------
NET ASSETS AT JUNE 30, 2001             $  53,217      $  535,075     $ 1,059,678
                                          =======       =========       =========


The accompanying notes are an integral part of these unaudited financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                SEPARATE ACCOUNT V
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30,2001
                                  (UNAUDITED)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Ameritas Variable Life Insurance Separate Account V (the Account) was established on August 28, 1985, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly-owned subsidiary of AMAL Corporation, a majority-owned affiliate of Ameritas Life Insurance Corp. (ALIC). The assets of the Account are segregated from AVLIC's other assets and are used only to support variable life products issued by AVLIC.

The Account is registered under the Investment Company Act of 1940 as amended, as a unit investment trust. At June 30, 2001, there are forty-six subaccounts within the Account.

FIDELITY MANAGEMENT AND RESEARCH COMPANY
FIDELITY VARIABLE INSURANCE PRODUCTS
  * Equity-Income Portfolio Initial Class
  * Equity-Income Portfolio Service Class
  * Growth Portfolio Initial Class
  * Growth Portfolio Service Class
  * High Income Portfolio Initial Class
  * High Income Portfolio Service Class
  * Overseas Portfolio Initial Class
  * Overseas Portfolio Service Class
  * Asset Manager Portfolio Initial Class
  * Asset Manager Portfolio Service Class
  * Investment Grade Bond Portfolio Initial Class
  * Contrafund Portfolio Initial Class
  * Contrafund Portfolio Service Class
  * Asset Manager Growth Portfolio Initial Class
  * Asset Manager Growth Portfolio Service Class


FRED ALGER MANAGEMENT INC.
THE ALGER AMERICAN FUND
  * Balanced Portfolio
  * Leveraged Allcap Portfolio


MASSACHUSETTS FINANCIAL SERVICES COMPANY
MFS VARIABLE INSURANCE TRUST
  * Global Governments Series Portfolio
  * Utilities Series Portfolio
  * New Discovery Series Portfolio

MORGAN STANLEY ASSET MANAGEMENT
MORGAN STANLEY UNIVERSAL INSTITUTIONAL FUNDS, INC.
  * Asian Equity Portfolio
  * Emerging Markets Equity Portfolio
  * Global Value Equity Portfolio
  * International Magnum Portfolio
  * U.S. Real Estate Portfolio

AMERITAS INVESTMENT CORP.
  CALVERT VARIABLE SERIES, INC., AMERITAS PORTFOLIOS
  * Ameritas Emerging Growth Portfolio
  * Ameritas Growth Portfolio
  * Ameritas Growth with Income Portfolio
  * Ameritas Income and Growth Portfolio
  * Ameritas Index 500 Portfolio
  * Ameritas MidCap Growth Portfolio
  * Ameritas Money Market Portfolio
  * Ameritas Research Portfolio
  * Ameritas Small Capitalization Portfolio
  * Ameritas Micro Cap Portfolio (Commenced January 5,2001)
  * Ameritas Select Portfolio (Commenced January 5, 2001)

CALVERT ASSET MANAGEMENT COMPANY, INC.
CALVERT VARIABLE SERIES, INC., CALVERT SOCIAL PORTFOLIOS
  * Social Balanced Portfolio
  * Social International Equity Portfolio
  * Social Mid Cap Growth Portfolio
  * Social Small Cap Portfolio

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
  AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
  * VP Income & Growth (Commenced January 31, 2001)


EQSF ADVISERS, INC.
  THIRD AVENUE VARIABLE SERIES TRUST
  * Third Avenue Value (Commenced January 2, 2001)

INVESCO FUNDS GROUP, INC.
  INVESCO VARIABLE INVESTMENT FUNDS, INC.
  * Dynamics Fund (Commenced January 19,2001)

SALOMON BROTHERS ASSET MANAGEMENT, INC.
  SALOMON BROTHERS VARIABLE SERIES FUNDS, Inc.
  * Variable Capital Fund (Commenced January 31 2001)

SUMMIT INVESTMENT PARTNERS, INC.
SUMMIT MUTUAL FUNDS, INC., SUMMIT PINNACLE SERIES
  * S&P MidCap 400 Index Portfolio (Commenced February 13, 2001)
  * Russell 2000 Small Cap Index Portfolio (Commenced February 8, 2001)
  * Nasdaq-100 Index Portfolio (Commenced January 19, 2001)

Each Portfolio pays the manager a monthly fee for managing its investments and business affairs. The assets of the Account are carried at the net asset value of the underlying Portfolios of the Funds. The value of the policyowners' units corresponds to the Account's investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products.

AVLIC currently does not expect to incur any federal income tax liability attributable to the Account with respect to the sale of variable life insurance policies. If, however, AVLIC determines that it may incur such taxes attributable to the Account, it may assess a charge for such taxes against the Account.

2. USE OF ESTIMATES


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liablitities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL STATEMENTS


Management believes that all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation of the unaudited interim financial statements have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2000, 1999, and 1998.

4. RELATED PARTIES

The Ameritas Portfolios are managed by Ameritas Investment Corp., an affiliate of ALIC. Calvert Asset Management, Inc. is also an affiliate of ALIC.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying statement of net assets of each of the subaccounts of Ameritas Variable Life Insurance Company Separate Account V, (comprising, respectively, the Equity-Income Portfolio Initial Class,
Equity-Income Portfolio Service Class (commenced November 2, 1999), Growth Portfolio Initial Class, Growth Portfolio Service Class (commenced November 2,
1999), High Income Portfolio Initial Class, High Income Portfolio Service Class (commenced January 25, 2000), Overseas Portfolio Initial Class, Overseas Portfolio Service Class (commenced December 7, 1999), Asset Manager Portfolio Initial Class, Asset Manager Portfolio Service Class (commenced November 29,
1999), Investment Grade Bond Portfolio Initial Class, Contrafund Portfolio Initial Class, Contrafund Portfolio Service Class (commenced November 29, 1999), Asset Manager Growth Portfolio Initial Class, and Asset Manager Growth Portfolio Service Class (Commenced February 2, 2000) of the Fidelity Variable Insurance Products; the Balanced Portfolio, and Leveraged Allcap Portfolio of the Alger American Fund; the Global Governments Series Portfolio, Utilities Series Portfolio, and New Discovery Series Portfolio (commenced November 12, 1999) of the MFS Variable Insurance Trust; the Asian Equity Portfolio, Emerging Markets Equity Portfolio, Global Equity Portfolio, International Magnum Portfolio, and U.S. Real Estate Portfolio of the Morgan Stanley Dean Witter Universal Funds, Inc.; the Ameritas Emerging Growth Portfolio (commenced October 29, 1999), Ameritas Growth Portfolio (commenced October 29, 1999), Ameritas Growth with Income Portfolio (commenced October 29, 1999), Ameritas Income and Growth Portfolio (commenced October 29, 1999), Ameritas Index 500 Portfolio (commenced October 29, 1999), Ameritas MidCap Growth Portfolio (commenced October 29,
1999), Ameritas Money Market Portfolio (commenced October 28, 1999), Ameritas Research Portfolio (commenced October 29, 1999), and Ameritas Small Capitalization Portfolio (commenced October 29, 1999) of the Calvert Variable Series, Inc., Ameritas Portfolios; and the Social Balanced Portfolio (commenced May 8, 2000), Social International Equity Portfolio (commenced July 20, 2000), Social Mid Cap Growth Portfolio (commenced June 13, 2000), and Social Small Cap Portfolio (commenced June 13, 2000) of the Calvert Variable Series, Inc.) as of December 31, 2000, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2000. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts constituting Ameritas Variable Life Insurance Company Separate Account V as of December 31, 2000, and the results of their operations and changes in net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/Deloitte & Touche LLP

Lincoln, Nebraska
February 9, 2001

AVLIC Separate Account V                 1                  Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                             STATEMENT OF NET ASSETS
                                DECEMBER 31, 2000

ASSETS
INVESTMENTS AT NET ASSET VALUE:

 Fidelity Variable Insurance Products:
 -------------------------------------
   Equity-Income Portfolio Initial Class (Equity Income I-Class) -
     1,228,959.614 shares at $25.52 per share (cost $22,031,167)     $31,363,051
   Equity-Income Portfolio Service Class (Equity Income S-Class) -
     2,290.479 shares at $25.45 per share (cost $55,180)                  58,294
   Growth Portfolio Initial Class (Growth I-Class) -
     1,371,717.473 shares at $43.65 per share (cost $40,579,590)      59,875,468
   Growth Portfolio Service Class (Growth S-Class) -
     5,157.149 shares at $43.50 per share (cost $252,552)                224,338
   High Income Portfolio Initial Class (High Income I-Class) -
     651,920.140 shares at $8.18 per share (cost $6,987,903)           5,332,705
   High Income Portfolio Service Class (High Income S-Class) -
     4,368.823 shares at $8.15 per share (cost $40,910)                   35,606
   Overseas Portfolio Initial Class (Overseas I-Class) -
     806,547.080 shares at $19.99 per share (cost $12,712,062)        16,122,876
   Overseas Portfolio Service Class (Overseas S-Class) -
     5,465.360 shares at $19.94 per share (cost $115,568)                108,979
   Asset Manager Portfolio Initial Class (Asset Manager I-Class) -
     1,786,975.670 shares at $16.00 per share (cost $25,306,812)      28,591,610
   Asset Manager Portfolio Service Class (Asset Manager S-Class) -
     6,152.230 shares at $15.91 per share (cost $102,255)                 97,882
   Investment Grade Bond Portfolio Initial Class (Investment Grade
   Bond I-Class) -
     409,190.418 shares at $12.59 per share (cost $4,912,363)          5,151,706
   Contrafund Portfolio Initial Class (Contrafund I-Class)  -
     909,858.790 shares at $23.74 per share (cost $18,869,249)        21,600,050
   Contrafund Portfolio Service Class (Contrafund S-Class) -
      8,111.810 shares at $23.67 per share (cost $202,582)               192,007
   Asset Manager Growth Portfolio Initial Class (Asset Manager Growth
   I-Class) -
     256,137.850 shares at $14.41 per share (cost $3,801,941)          3,690,948
   Asset Manager Growth Portfolio Service Class (Asset Manager Growth
   S-Class) -
     274.322 shares at $14.31 per share (cost $4,444)                      3,926
 Alger American Fund:
 --------------------
   Balanced Portfolio (Balanced) -
     470,671.375 shares at $13.77 per share (cost $6,027,203)          6,481,144
   Leveraged Allcap Portfolio (Leveraged Allcap) -
     517,026.421 shares at $38.80 per share (cost $20,199,635)        20,060,625


AVLIC Separate Account V                 2                  Financial Statements

                          AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                     SEPARATE ACCOUNT V
                                  STATEMENT OF NET ASSETS
                                     DECEMBER 31, 2000

ASSETS, CONTINUED

 MFS Variable Insurance Trust:
 -----------------------------
      Global Governments Series Portfolio (Global Govern. Series) -
        86,347.331 shares at $10.01 per share (cost $860,442)        $   864,337
      Utilities Series Portfolio (Utilities Series) -
        320,716.717 shares at $23.57 per share (cost $6,168,396)       7,559,293
      New Discovery Series Portfolio (New Discovery Series) -
        258,776.986 shares at $16.61 per share (cost $4,727,045)       4,298,286
 Morgan Stanley Dean Witter Universal Funds, Inc.:
 --------------------------------------------------
      Asian Equity Portfolio (Asian Equity) -
        165,300.911 shares at $3.96 per share (cost $1,020,152)          654,591
      Emerging Markets Equity Portfolio (Emerging Markets Equity)  -
        278,171.801 shares at $7.09 per share (cost $2,927,257)        1,972,241
      Global Equity Portfolio (Global Equity) -
        247,604.515 shares at $13.19 per share (cost $3,099,554)       3,265,905
      International Magnum Portfolio (International Magnum) -
        170,554.015 shares at $11.78 per share (cost $2,023,304)       2,009,126
      U.S. Real Estate Portfolio (U.S. Real Estate) -
        137,055.163 shares at $11.51 per share (cost $1,483,318)       1,577,505
 Calvert Variable Series, Inc., Ameritas Portfolios:
 ---------------------------------------------------
      Ameritas Emerging Growth Portfolio (Emerging Growth) -
        716,218.221 shares at $29.75 per share (cost $19,499,694)     21,307,492
      Ameritas Growth Portfolio (Growth) -
        620,885.487 shares at $54.86 per share (cost $35,244,203)     34,061,777
      Ameritas Growth with Income Portfolio (Growth with Income) -
      207,310.697 shares at $21.08 per share (cost $4,227,012)         4,370,109
      Ameritas Income and Growth Portfolio (Income and Growth) -
        842,706.978 shares at $16.66 per share (cost $12,432,973)     14,039,498
      Ameritas Index 500 Portfolio (Index 500) -
        199,830.135 shares at $148.66 per share (cost $31,102,642)    29,706,747
      Ameritas MidCap Growth Portfolio (MidCap Growth) -
        660,864.340 shares at $34.56 per share (cost $19,050,034)     22,839,471
      Ameritas Money Market Portfolio (Money Market) -
        16,478,649.472 shares at $1.00 per share (cost $16,478,649)   16,478,648
      Ameritas Research Portfolio (Research) -
        234,565.944 shares at $21.25 per share (cost $4,880,840)       4,984,525
      Ameritas Small Capitalization Portfolio (Small Cap) -
        585,679.198 shares at $40.42 per share (cost $25,876,645)     23,673,154

AVLIC Separate Account V                 3                  Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                             STATEMENT OF NET ASSETS
                                DECEMBER 31, 2000

ASSETS,
CONTINUED
  Calvert Variable Series, Inc.:
  ------------------------------
    Social Balanced Portfolio
    (Balanced) -
      26,522.271 shares at $2.002 per share (cost $57,928)         $      53,096
    Social International Equity Portfolio (International Equity) -
      2,761.939 shares at $19.37 per share (cost $60,812)                 53,499
    Social Mid Cap Growth Portfolio (Mid Cap Growth) -
      25,518.558 shares at $31.03 per share (cost $888,270)              791,840
    Social Small Cap Portfolio
    (Small Cap) -
      25,581.065 shares at $13.58 per share (cost $352,262)              347,390
                                                                        --------

  NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS                    $393,899,745
                                                                    ============


The accompanying notes are an integral part of these financial statements.



AVLIC Separate Account V                 4                  Financial Statements


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998


                                                        FIDELITY VARIABLE INSURANCE
                                                                  PRODUCTS
                                                     -----------------------------------
                                                        EQUITY     EQUITY
                                                        INCOME     INCOME       GROWTH
                                                        I-CLASS   S-CLASS (1)   I-CLASS
                                                     ------------ ----------  ----------
                        2000
                        ----
INVESTMENT INCOME:
 Dividend distributions received                     $   506,497 $       22 $    73,209
 Mortality and expense risk charge                      (268,108)      (171)   (614,792)
                                                       ---------- ----------  ----------
NET INVESTMENT INCOME(LOSS)                              238,389       (149)   (541,583)
                                                       ---------- ----------  ----------

REALIZED AND UNREALIZED GAIN(LOSS) ON INVESTMENTS:
 Net realized gain distributions                       1,908,198         86   7,284,267
 Net change in unrealized
 appreciation (depreciation)                             (71,965)     3,108 (14,663,787)
                                                       ---------- ----------  ----------
NET GAIN(LOSS) ON INVESTMENTS                          1,836,233      3,194  (7,379,520)
                                                       ---------- ----------  ----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                            $ 2,074,622 $    3,045 $(7,921,103)
                                                       ========== ==========  ==========


                        1999
                        ----
INVESTMENT INCOME:
 Dividend distributions received                     $   438,682 $     ---- $    82,737
 Mortality and expense risk charge                      (285,410)      ----    (489,259)
                                                       ---------- ----------  ----------
NET INVESTMENT INCOME(LOSS)                              153,272       ----    (406,522)
                                                       ---------- ----------  ----------

REALIZED AND UNREALIZED GAIN(LOSS) ON INVESTMENTS:
 Net realized gain distributions                         969,719       ----   5,202,111
 Net change in unrealized
 appreciation (depreciation)                             411,890          5  12,361,324
                                                       ---------- ----------  ----------
NET GAIN(LOSS) ON INVESTMENTS                          1,381,609          5  17,563,435
                                                       ---------- ----------  ----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                            $ 1,534,881 $        5 $17,156,913
                                                       ========== ==========  ==========

                        1998
                        ----
INVESTMENT INCOME:
 Dividend distributions received                     $   350,608 $     ---- $   167,972
 Mortality and expense risk charge                      (257,976)      ----    (354,109)
                                                       ---------- ----------  ----------
NET INVESTMENT INCOME(LOSS)                               92,632       ----    (186,137)
                                                       ---------- ----------  ----------

REALIZED AND UNREALIZED GAIN(LOSS) ON INVESTMENTS:
 Net realized gain distributions                       1,247,753       ----   4,393,780
 Net change in unrealized
 appreciation (depreciation)                           1,327,445       ----   8,556,162
                                                       ---------- ----------  ----------
NET GAIN(LOSS) ON INVESTMENTS                          2,575,198       ----  12,949,942
                                                       ---------- ---------- -----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                            $ 2,667,830 $     ---- $12,763,805
                                                       ========== ========== ===========

(1) Commenced business 11/02/99                         (3) Commenced business 12/07/99
(2) Commenced business 01/25/00                         (4) Commenced business 11/29/99

The accompanying notes are an integral part of these financial statements.


AVLIC Separate Account V                 5                  Financial Statements



                            FIDELITY VARIABLE INSURANCE PRODUCTS
---------------------------------------------------------------------------------------------
                                                             ASSET      ASSET     INVESTMENT
    GROWTH      HIGH       HIGH      OVERSEAS   OVERSEAS    MANAGER    MANAGER    GRADE BOND
               INCOME     INCOME
   S-CLASS     I-CLASS   S-CLASS      I-CLASS   S-CLASS     I-CLASS    S-CLASS     I-CLASS
      (1)                  (2)                    (3)                   (4)
   ---------- ---------- ----------  ---------- ----------  ---------  ---------  -----------
$        42  $  447,960 $       32 $   273,101 $       88 $ 1,035,167 $      66 $    262,163
     (1,222)    (56,484)       (94)   (163,794)      (264)   (277,686)     (868)     (37,985)
  ----------  ---------- ----------  ---------- ----------  ---------  ---------  -----------
     (1,180)    391,476        (62)    109,307       (176)    757,481      (802)     224,178
  ----------  ---------- ----------  ---------- ----------  ---------  ---------  -----------


      4,986        ----       ----   1,719,800        571   2,438,782       158         ----
    (28,905) (1,968,512)    (5,304) (5,438,855)    (6,592) (4,674,888)   (4,381)     177,787
  ---------- ---------- ----------  ---------- ----------  ----------- ---------   ----------
    (23,919) (1,968,512)    (5,304) (3,719,055)    (6,021) (2,236,106)   (4,223)     177,787
  ---------- ---------- ----------  ---------- ----------  ----------  ---------   ----------
$   (25,099)$(1,577,036)$   (5,366)$(3,609,748) $  (6,197)$(1,478,625)  $(5,025) $   401,965
  ========== ========== ==========  ========== ==========  ==========  =========  ===========




$      ---- $   792,857 $     ---- $   226,340 $     ---- $ 1,054,568$     ---- $    178,023
         (5)    (69,467)      ----    (138,144)      ----    (290,374)     ----      (39,812)
   ------------------------------------------------------------------------------------------
         (5)    723,390       ----      88,196       ----     764,194      ----      138,211
   ------------------------------------------------------------------------------------------


       ----      29,639       ----     365,064       ----   1,335,786      ----       55,850
        690    (141,192)      ----   5,444,790          3     995,823         8     (290,852)
  ---------- ---------- ----------  ---------- ----------  ---------  ---------   -----------
        690    (111,553)      ----   5,809,854          3   2,331,609         8     (235,002)
  ---------- ---------- ----------  ---------- ----------  ---------  ---------   -----------
$       685 $   611,837 $     ---- $ 5,898,050 $        3 $ 3,095,803 $       8 $    (96,791)
  ========== ========== ==========  ========== ==========  ==========  =========  ===========




$      ---- $   558,849 $     ---- $   271,677 $     ---- $   882,316 $    ---- $    146,622
       ----     (73,002)      ----    (128,820)      ----    (271,404)     ----      (39,733)
  ---------- ---------- ----------  ---------- ----------  ----------  ---------  -----------
       ----     485,847       ----     142,857       ----     610,912      ----      106,889
  ---------- ---------- ----------  ---------- ----------  ----------  ---------  -----------


       ----     355,102       ----     800,734       ----   2,646,949      ----       17,396
       ----  (1,057,850)      ----     959,668       ----     637,938      ----      179,497
  ---------- ---------- ----------  ---------- ----------   ---------  ---------  -----------
       ----    (702,748)      ----   1,760,402       ----   3,284,887      ----      196,893
  ---------- ---------- ----------  ---------- ----------   ---------  ---------  -----------
$      ---- $  (216,901) $    ---- $ 1,903,259 $     ---- $ 3,895,799 $    ---- $    303,782
   ========= ========== ==========  ========== ==========  ==========  =========  ===========

AVLIC Separate Account V                 6                  Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998


                                                         FIDELITY VARIABLE INSURANCE PRODUCTS
                                                         ------------------------------------
                                                                           ASSET       ASSET MANAGER
                                                                           MANAGER
                                                   CONTRAFUND CONTRAFUND   GROWTH        GROWTH
                                                    I-CLASS   S-CLASS(1)   I-CLASS      S-CLASS (2)
                                                   ---------- ----------- -----------  ------------
                      2000
                      ----
INVESTMENT INCOME:
 Dividend distributions received                  $   72,121 $        69  $   87,724 $          5
 Mortality and expense risk charge                  (189,463)       (898)    (35,031)         (20)
                                                   ---------- ----------- -----------  -----------
NET INVESTMENT INCOME(LOSS)                         (117,342)       (829)     52,693          (15)
                                                   ---------- ----------- -----------  -----------

REALIZED AND UNREALIZED GAIN(LOSS) ON INVESTMENTS:
 Net realized gain distributions                   2,617,988       2,501     355,639           19
 Net change in unrealized
 appreciation (depreciation)                      (4,225,901)    (10,757)   (961,033)        (518)
                                                   ---------- ----------- -----------  -----------
NET GAIN(LOSS) ON INVESTMENTS                     (1,607,913)     (8,256)   (605,394)        (499)
                                                   ---------- ----------- -----------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                       $(1,725,255 $    (9,085) $ (552,701) $      (514)
                                                   ========== =========== ===========  ===========


                      1999
                      ----
INVESTMENT INCOME:
 Dividend distributions received                  $   68,862 $      ---- $    80,579 $       ----
 Mortality and expense risk charge                  (148,735)       ----     (32,359)        ----
                                                   ---------- ----------- -----------  -----------
NET INVESTMENT INCOME(LOSS)                          (79,873)       ----      48,220         ----
                                                   ---------- ----------- -----------  -----------

REALIZED AND UNREALIZED GAIN(LOSS) ON INVESTMENTS:
 Net realized gain distributions                     504,989        ----     133,643         ----
 Net change in unrealized
 appreciation (depreciation)                       3,286,645         182     333,686         ----
                                                   ---------- ----------- -----------  -----------
NET GAIN(LOSS) ON INVESTMENTS                      3,791,634         182     467,329         ----
                                                   ---------- ----------- -----------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                         $3,711,761 $       182 $   515,549 $       ----
                                                   ========== =========== ===========  ===========

                      1998
                      ----
INVESTMENT INCOME:
 Dividend distributions received                  $   56,896 $      ---- $    49,741 $       ----
 Mortality and expense risk charge                   (93,506)       ----     (25,300)        ----
NET INVESTMENT INCOME(LOSS)                          (36,610)       ----      24,441         ----
                                                   ---------- ----------- -----------  -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
 Net realized gain distributions                     418,590        ----     232,615         ----
 Net change in unrealized
 appreciation (depreciation)                       2,407,939        ----     175,258         ----
                                                   ---------- ----------- -----------  -----------
NET GAIN(LOSS) ON INVESTMENTS                      2,826,529        ----     407,873         ----
                                                   ---------- ----------- -----------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                        $2,789,919 $      ---- $   432,314 $       ----
                                                   ========== =========== ===========  ===========

(1) Commenced business 11/29/99                                      (3) Commenced business 11/12/99
(2) Commenced business 02/02/00

The accompanying notes are an integral part of these financial statements.


AVLIC Separate Account V                 7                  Financial Statements

                                                                MORGAN STANLEY DEAN WITTER
  ALGER AMERICAN FUND      MFS VARIABLE INSURANCE TRUST             UNIVERSAL FUNDS. INC.
------------------------ -----------------------------------  --------------------------------
                           GLOBAL                    NEW                 EMERGING
              LEVERAGED    GOVERN.     UTILITIES  DISCOVERY    ASIAN      MARKETS    GLOBAL
   BALANCED    ALLCAP      SERIES       SERIES    SERIES       EQUITY     EQUITY     EQUITY
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------
$    50,804 $      ---- $     21,767 $    62,030 $     ----  $   2,330 $      ---- $   62,490
    (54,486)   (206,550)      (4,374)    (55,188)   (21,353)    (7,991)    (20,559)   (23,717)
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------
     (3,682)   (206,550)      17,393       6,842    (21,353)    (5,661)    (20,559)    38,773
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------


    484,561   2,368,184         ----     467,624     39,123    215,431     330,498    200,225
   (773,395) (8,755,596)       6,631    (121,911)  (436,706)  (699,731) (1,509,084)    67,947
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------
   (288,834) (6,387,412)       6,631     345,713   (397,583)  (484,300) (1,178,586)   268,172
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------
$  (292,516)$(6,593,962 $     24,024 $   352,555 $ (418,936) $(489,961)$(1,199,145 $  306,945
   =========  ========== ============  ========== ==========  =========  ========== ==========




$    39,415 $      ---- $     21,210 $    45,844 $     ---- $    5,861 $       320 $   30,920
    (33,636)    (99,090)      (3,721)    (35,886)       (37)    (5,901)    (10,340)   (20,462)
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------
      5,779     (99,090)      17,489       9,958        (37)       (40)    (10,020)    10,458
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------


    199,925     658,702         ----     230,507      1,661       ----        ----    119,961
    769,554   6,672,254      (32,288)    986,318      7,946    388,267     917,707    (47,308)
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------
    969,479   7,330,956      (32,288)  1,216,825      9,607    388,267     917,707     72,653
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------
$   975,258 $ 7,231,866 $    (14,799) $1,226,783 $    9,570 $  388,227 $   907,687 $   83,111
   =========  ========== ============  ========== ==========  =========  ========== ==========




$    24,247 $      ---- $      3,936  $   24,469 $     ---- $    2,129 $     4,381 $   14,013
    (16,462)    (31,317)      (3,503)    (20,971)      ----     (2,084)     (7,282)   (13,265)
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------
      7,785     (31,317)         433       3,498       ----         45      (2,901)       748
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------


    107,704     147,338         ----     111,249       ----       ----        ----     12,591
    417,950   1,626,709       29,642     262,317       ----     (2,798)   (219,226)   143,561
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------
    525,654   1,774,047       29,642     373,566       ----     (2,798)   (219,226)   156,152
   ---------  ---------- ------------  ---------- ----------  ---------  ---------- ----------
$   533,439 $ 1,742,730 $     30,075  $  377,064 $     ---- $   (2,753) $ (222,127) $ 156,900
   =========  ========== ============  ========== ==========  =========  ========== ==========


 AVLIC Separate Account V                 8                 Financial Statements


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

                                                      MORGAN STANLEY DEAN      CALVERT VARIABLE
                                                            WITTER               SERIES, INC.
                                                     UNIVERSAL FUNDS, INC.    AMERITAS PORTFOLIOS
                                                     ---------------------- ------------------------

                                                    INTERNATIONAL  U.S.     EMERGING
                                                                   REAL
                                                      MAGNUM      ESTATE     GROWTH (1)   GROWTH (1)
                                                     ----------  ---------- ----------  ------------
                       2000
                       ----
INVESTMENT INCOME:
 Dividend distributions received                   $    14,608 $    27,333 $      ---- $     13,672
 Mortality and expense risk charge                     (16,788)     (9,678)   (213,853)    (334,112)
                                                     ----------  ----------  ----------  -----------
NET INVESTMENT INCOME(LOSS)                             (2,180)     17,655    (213,853)    (320,440)
                                                     ----------  ----------  ----------  -----------

REALIZED AND UNREALIZED GAIN(LOSS) ON INVESTMENTS:
 Net realized gain distributions                        50,660       7,876     490,195         ----
 Net change in unrealized
 appreciation (depreciation)                          (316,308)    251,314  (5,621,575)  (6,071,447)
                                                     ----------  ----------  ----------  -----------
NET GAIN(LOSS) ON INVESTMENTS                         (265,648)    259,190  (5,131,380)  (6,071,447)
                                                     ----------  ----------  ----------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                         $  (267,828) $  276,845 $(5,345,233)$ (6,391,887)
                                                     ==========  ========== ===========  ===========

                       1999
                       ----
INVESTMENT INCOME:
 Dividend distributions received                   $    13,210 $    48,301 $      ---- $      4,570
 Mortality and expense risk charge                     (11,040)     (7,470)    (29,906)     (53,250)
                                                     ----------  ----------  ----------  -----------
NET INVESTMENT INCOME(LOSS)                              2,170      40,831     (29,906)     (48,680)
                                                     ----------  ----------  ----------  -----------

REALIZED AND UNREALIZED GAIN(LOSS) ON INVESTMENTS:
 Net realized gain distributions                         5,512        ----        ----         ----
 Net change in unrealized
 appreciation (depreciation)                           307,353     (65,623)  7,429,373    4,889,022
                                                     ----------  ----------  ----------  -----------
NET GAIN(LOSS) ON INVESTMENTS                          312,865     (65,623)  7,429,373    4,889,022
                                                     ----------  ----------  ----------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                         $   315,035 $   (24,792) $7,399,467 $  4,840,342
                                                     ==========  ========== ===========  ===========

                       1998
                       ----
INVESTMENT INCOME:
 Dividend distributions received                   $     2,795 $    24,210 $      ---- $       ----
 Mortality and expense risk charge                      (6,689)     (6,758)       ----         ----
                                                     ----------  ---------- -----------  -----------
NET INVESTMENT INCOME(LOSS)                             (3,894)     17,452        ----         ----
                                                     ----------  ---------- -----------  -----------

REALIZED AND UNREALIZED GAIN(LOSS) ON INVESTMENTS:
 Net realized gain distributions                         3,255       6,589        ----         ----
 Net change in unrealized
 appreciation (depreciation)                            39,545    (110,595)       ----         ----
                                                     ----------  ---------- -----------  -----------
NET GAIN(LOSS) ON INVESTMENTS                           42,800    (104,006)       ----         ----
                                                     ----------  ---------- -----------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                          $    38,906 $   (86,554) $     ---- $       ----
                                                     ==========  ========== ===========  ===========

 (1) Commenced business 10/29/99
 (2) Commenced business 10/28/99

The accompanying notes are an integral part of these financial statements.


AVLIC Separate Account V                 9                  Financial Statements

                           CALVERT VARIABLE SERIES, INC.
                                AMERITAS PORTFOLIOS
----------------------------------------------------------------------------------------
    GROWTH      INCOME
     WITH        AND        INDEX      MIDCAP         MONEY                    SMALL
   INCOME     GROWTH (1)   500 (1)    GROWTH         MARKET     RESEARCH       CAP (1)
      (1)                                (1)           (2)         (1)
   ---------- ----------- ----------  ----------   ----------  -----------  ------------
$     8,794 $    22,473 $    174,138 $      ---- $     969,387 $     ----  $      ----
    (33,113)   (116,969)    (266,882)   (186,833)     (142,140)   (41,635)    (270,277)
   ---------- ----------  -----------  ----------    ---------- ----------  -----------
    (24,319)    (94,496)     (92,744)   (186,833)      827,247    (41,635)    (270,277)
   ---------- ----------  -----------  ----------    ---------- ----------  -----------


      6,430     631,286      358,915     586,728          ----    116,628      155,419
    (26,240)   (674,204)  (3,590,326)  1,254,077          ----   (422,967)  (9,184,137)
   ---------- ----------  -----------  ----------    ---------- ----------  -----------
    (19,810)    (42,918)  (3,231,411)  1,840,805          ----   (306,339)  (9,028,718)
   ---------- ----------  -----------  ----------    ---------- ----------  -----------
$   (44,129) $ (137,414) $(3,324,155) $1,653,972 $     827,247 $ (347,974) $(9,298,995)
   ========== ==========  ===========  ==========    ========== ==========  ===========




$     1,856 $      ---- $     45,131 $      ----  $    167,556 $     ---- $       ----
     (5,394)    (16,266)     (44,210)    (23,079)      (42,280)    (6,148)     (45,011)
   ---------- ----------  -----------  ----------     ---------- ----------  ----------
     (3,538)    (16,266)         921     (23,079)      125,276     (6,148)     (45,011)
   ---------- ----------  -----------  ----------     ---------- ----------  ----------


       ----     330,344         ----     358,344          ----     48,862      249,625
    169,338   2,280,729    2,194,432   2,535,359          ----    526,653    6,980,645
   --------- -----------  -----------  ----------    ---------- ----------  -----------
    169,338   2,611,073    2,194,432   2,893,703          ----    575,515    7,230,270
   --------- -----------  -----------  ----------    ---------- ----------  -----------
$   165,800 $ 2,594,807  $ 2,195,353 $ 2,870,624  $    125,276 $  569,367 $  7,185,259
   ========= ===========  ===========  ==========    ========== ==========  ===========




$      ---- $      ---- $       ---- $      ---- $        ---- $     ---- $       ----
       ----        ----         ----        ----          ----       ----         ----
   --------- -----------  -----------  ----------    ---------- ----------  -----------
       ----        ----         ----        ----          ----       ----         ----
   --------- -----------  -----------  ----------    ---------- ----------  -----------


       ----        ----         ----        ----          ----       ----         ----
       ----        ----         ----        ----          ----       ----         ----
   --------- -----------  -----------  ----------    ---------- ----------  -----------
       ----        ----         ----        ----          ----       ----         ----
   --------- -----------  -----------  ----------    ---------- ----------  -----------
$      ---- $      ---- $       ---- $      ----  $       ---- $     ---- $       ----
   ========= ===========  ===========  ==========    ========== ==========  ===========


 AVLIC Separate Account V                 10                Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998


                                                                  CALVERT VARIABLE
                                                                     SERIES, INC.
                                                               INTERNATIONAL   MID CAP       SMALL
                                                    BALANCED     EQUITY (2)    GROWTH       CAP (3)
                                                       (1)                      (3)
                                                    -----------  ----------- ----------  -----------
                      2000
                      ----
INVESTMENT INCOME:
 Dividend distributions received                  $        858 $       ---- $     ---- $       ----
 Mortality and expense risk charge                        (109)        (112)    (1,484)        (445)
                                                    -----------  ----------- ----------  -----------
NET INVESTMENT INCOME(LOSS)                                749         (112)    (1,484)        (445)
                                                    -----------  ----------- ----------  -----------

REALIZED AND UNREALIZED GAIN(LOSS) ON INVESTMENTS:
 Net realized gain distributions                         1,514        4,576     59,778       12,978
 Net change in unrealized
 appreciation (depreciation)                            (4,831)      (7,313)   (96,429)      (4,871)
                                                    -----------  ----------- ----------  -----------
NET GAIN(LOSS) ON INVESTMENTS                           (3,317)      (2,737)   (36,651)       8,107
                                                    -----------  ----------- ----------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                        $     (2,568) $    (2,849) $ (38,135) $     7,662
                                                    ===========  =========== ==========  ===========

                      1999
                      ----
INVESTMENT INCOME:
 Dividend distributions received                  $       ---- $       ---- $     ---- $       ----
 Mortality and expense risk charge                        ----         ----       ----         ----
                                                    -----------  ----------- ----------  -----------
NET INVESTMENT INCOME(LOSS)                               ----         ----       ----         ----
                                                    -----------  ----------- ----------  -----------

REALIZED AND UNREALIZED GAIN(LOSS) ON
INVESTMENTS:
 Net realized gain distributions                          ----         ----       ----         ----
 Net change in unrealized
 appreciation (depreciation)                              ----         ----       ----         ----
                                                    -----------  ----------- ----------  -----------
NET GAIN(LOSS) ON INVESTMENTS                             ----         ----       ----         ----
                                                    -----------  ----------- ----------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                        $        ---- $       ---- $     ---- $       ----

                                                    ===========  =========== ==========  ===========

                      1998
                      ----
INVESTMENT INCOME:
 Dividend distributions received                  $       ---- $       ---- $     ---- $       ----
 Mortality and expense risk charge                        ----         ----       ----         ----
                                                    -----------  ----------- ----------  -----------
NET INVESTMENT INCOME(LOSS)                               ----         ----       ----         ----
                                                    -----------  ----------- ----------  -----------

REALIZED AND UNREALIZED GAIN(LOSS) ON INVESTMENTS:
 Net realized gain distributions                          ----         ----       ----         ----
 Net change in unrealized
 appreciation (depreciation)                              ----         ----       ----         ----
                                                    -----------  ----------- ----------  -----------
NET GAIN(LOSS) ON INVESTMENTS                             ----         ----       ----         ----
                                                    -----------  ----------- ----------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                         $       ---- $       ---- $     ---- $       ----
                                                    ===========  =========== ==========  ===========


 (1) Commenced business 05/08/00                       (3) Commenced business 06/13/00
 (2) Commenced business 07/20/00

The accompanying notes are an integral part of these financial statements.

AVLIC Separate Account V                 11                 Financial Statements

                       AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                  SEPARATE ACCOUNT V
                          STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998


                                                        FIDELITY VARIABLE INSURANCE
                                                                 PRODUCTS
                                                      --------------------------------
                                                       EQUITY      EQUITY
                                                       INCOME      INCOME     GROWTH
                                                       I-CLASS    S-CLASS     I-CLASS
                                                                     (1)
                                                      ---------- ----------  ---------
                       2000
                       ----
INCREASE(DECREASE) IN NET ASSETS FROM OPERATIONS:
 Net investment income(loss)                        $   238,389 $     (149) $ (541,583)
 Net realized gain distributions                      1,908,198         86   7,284,267
 Net change in unrealized
 appreciation(depreciation)                             (71,965)     3,108 (14,663,787)
                                                     ----------- ---------- -----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                             2,074,622      3,045  (7,921,103)

NET INCREASE(DECREASE) FROM
POLICYOWNER TRANSACTIONS                             (1,564,909)    54,650   1,536,177

                                                     ----------- ---------- -----------
TOTAL INCREASE(DECREASE) IN NET ASSETS                  509,713     57,695  (6,384,926)
NET ASSETS AT JANUARY 1, 2000                        30,853,338        599  66,260,394
                                                     ----------- ---------- -----------
NET ASSETS AT DECEMBER 31, 2000                     $31,363,051 $   58,294 $59,875,468
                                                     =========== ========== ===========


                       1999
                       ----
INCREASE(DECREASE) IN NET ASSETS FROM OPERATIONS:
 Net investment income(loss)                        $   153,272 $     ---- $  (406,522)
 Net realized gain distributions                        969,719       ----   5,202,111
 Net change in unrealized
 appreciation(depreciation)                             411,890          5  12,361,324
                                                     ---------- ----------  ----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                             1,534,881          5  17,156,913

NET INCREASE(DECREASE) FROM
POLICYOWNER TRANSACTIONS                               (173,132)       594   2,880,969
                                                     ---------- ----------  ----------
TOTAL INCREASE(DECREASE) IN NET ASSETS                1,361,749        599  20,037,882
NET ASSETS AT JANUARY 1, 1999                        29,491,589       ----  46,222,512
                                                     ---------- ---------- -----------
NET ASSETS AT DECEMBER 31, 1999                     $30,853,338 $      599 $66,260,394
                                                     ========== ==========  ==========


                       1998
                       ----
INCREASE(DECREASE) IN NET ASSETS FROM OPERATIONS:
 Net investment income(loss)                        $    92,632 $     ---- $  (186,137)
 Net realized gain distributions                      1,247,753       ----   4,393,780
 Net change in unrealized
 appreciation(depreciation)                           1,327,445       ----   8,556,162
                                                    ------------ ----------  ----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                             2,667,830       ----  12,763,805

NET INCREASE(DECREASE) FROM POLICYOWNER
TRANSACTIONS                                          2,101,252       ----   1,105,036
                                                     ----------- ----------  ----------
TOTAL INCREASE(DECREASE) IN NET ASSETS                4,769,082       ----  13,868,841
NET ASSETS AT JANUARY 1, 1998                        24,722,507       ----  32,353,671
                                                     ----------- ---------- -----------
NET ASSETS AT DECEMBER 31, 1998                     $29,491,589 $     ---- $46,222,512
                                                     =========== ========== ===========


(1) Commenced business 11/02/99                       (3) Commenced business 12/07/99
(2) Commenced business 01/25/00                       (4) Commenced business 11/29/99

The accompanying notes are an integral part of these financial statements.


AVLIC Separate Account V                 12                 Financial Statements

                             FIDELITY VARIABLE INSURANCE PRODUCTS
                                                           ASSET         ASSET      INVESTMENT
   GROWTH       HIGH        HIGH      OVERSEAS   OVERSEAS   MANAGER      MANAGER    GRADE BOND
                INCOME     INCOME
  S-CLASS      I-CLASS     S-CLASS    I-CLASS    S-CLASS    I-CLASS     S-CLASS       I-CLASS
    (1)                     (2)                    (3)                    (4)
-----------  ----------  ----------  ---------  ---------- ----------  ----------  ------------
$   (1,180) $   391,476 $      (62) $  109,307 $     (176) $  757,481 $      (802) $    224,178
     4,986         ----       ----   1,719,800        571   2,438,782         158          ----
   (28,905)  (1,968,512)    (5,304) (5,438,855)    (6,592) (4,674,888)     (4,381)      177,787
-----------  ---------- ----------  ----------  ---------- -----------  ----------  ------------
   (25,099)  (1,577,036)    (5,366) (3,609,748)    (6,197) (1,478,625)     (5,025)      401,965
   229,634     (368,171)    40,972   1,600,635    115,137  (2,969,895)    102,515       970,318
-----------  ---------- ----------  ----------  ---------- -----------  ----------  ------------
   204,535   (1,945,207)    35,606  (2,009,113)   108,940  (4,448,520)     97,490     1,372,283
    19,803    7,277,912       ----  18,131,989         39  33,040,130         392     3,779,423
-----------  ----------- ---------- ----------- ---------- -----------  ----------  ------------
$  224,338 $  5,332,705 $   35,606 $16,122,876 $  108,979 $28,591,610 $    97,882 $   5,151,706
===========  =========== ========== ===========  ========== ==========  ==========  ============




$       (5) $   723,390 $     ---- $    88,196 $     ---- $   764,194 $      ---- $     138,211
      ----       29,639       ----     365,064       ----   1,335,786        ----        55,850
       690     (141,192)      ----   5,444,790          3     995,823           8      (290,852)
-----------  ----------- ----------   ---------  --------- -----------  ----------  ------------
       685      611,837       ----   5,898,050          3   3,095,803           8       (96,791)
    19,118   (1,595,898)      ----  (2,386,280)        36  (1,888,691)        384      (571,758)
-----------  ----------- ----------   ---------  --------- ----------  -----------  ------------
    19,803     (984,061)      ----   3,511,770         39   1,207,112         392      (668,549)
      ----    8,261,973       ----  14,620,219       ----  31,833,018        ----     4,447,972
-----------  ----------- ----------  ----------  --------- -----------  ----------  ------------
$   19,803 $  7,277,912 $     ---- $18,131,989 $       39 $33,040,130 $       392 $   3,779,423
===========  =========== ========== ===========  ========= ===========  ==========  ============




$     ---- $    485,847 $     ---- $   142,857 $     ---- $   610,912 $      ---- $     106,889
      ----      355,102       ----     800,734       ----   2,646,949        ----        17,396
      ----   (1,057,850)      ----     959,668       ----     637,938        ----       179,497
-----------  ----------- ----------   ---------  --------- -----------  ----------  ------------
      ----     (216,901)      ----   1,903,259       ----   3,895,799        ----       303,782
      ----      353,039       ----    (628,523)      ----     353,744        ----     1,166,836
-----------  ----------- ----------   ---------  --------- -----------  ----------  ------------
      ----      136,138       ----   1,274,736       ----   4,249,543        ----     1,470,618
      ----    8,125,835       ----  13,345,483       ----  27,583,475        ----     2,977,354
-----------  ----------- ---------- -----------  --------- -----------  ----------  ------------
$     ---- $  8,261,973 $     ---- $14,620,219 $     ---- $31,833,018 $      ---- $   4,447,972
===========  =========== ========== =========== ========== ===========  ==========  ============

AVLIC Separate Account V                 13                 Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                       STATEMENTS OF CHANGES IN NET ASSETS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998


                                                          FIDELITY VARIABLE INSURANCE PRODUCTS
                                                     -----------------------------------------------
                                                                             ASSET         ASSET
                                                                             MANAGER      MANAGER
                                                     CONTRAFUND CONTRAFUND    GROWTH      GROWTH
                                                     I-CLASS    S-CLASS      I-CLASS     S-CLASS (2)
                                                                  (1)
                                                     ---------  ---------  -----------  ------------
                       2000
                       ----
INCREASE(DECREASE) IN NET ASSETS FROM OPERATIONS:
 Net investment income(loss)                       $  (117,342)$     (829) $   52,693 $        (15)
 Net realized gain distributions                     2,617,988      2,501     355,639           19
 Net change in unrealized
 appreciation(depreciation)                         (4,225,901)   (10,757)   (961,033)        (518)
                                                     ---------  ---------  -----------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                           (1,725,255)    (9,085)   (552,701)        (514)

NET INCREASE(DECREASE) FROM
POLICYOWNER TRANSACTIONS                             2,488,867    192,382     (95,886)       4,440
                                                     ---------  ---------  -----------  -----------
TOTAL INCREASE(DECREASE) IN NET ASSETS                 763,612    183,297    (648,587)       3,926
NET ASSETS AT JANUARY 1, 2000                       20,836,438      8,710   4,339,535         ----
                                                     ---------  ---------  -----------  -----------
NET ASSETS AT DECEMBER 31, 2000                    $21,600,050 $  192,007 $ 3,690,948 $      3,926
                                                   ============ ========== ===========  ===========


                       1999
                       ----
INCREASE(DECREASE) IN NET ASSETS FROM OPERATIONS:
 Net investment income(loss)                       $   (79,873) $    ---- $    48,220 $       ----
 Net realized gain distributions                       504,989       ----     133,643         ----
 Net change in unrealized
 appreciation(depreciation)                          3,286,645        182     333,686         ----
                                                     ---------- ----------  ----------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                            3,711,761        182     515,549         ----

NET INCREASE(DECREASE) FROM
POLICYOWNER TRANSACTIONS                             3,385,621      8,528     518,100         ----
                                                     ---------- ----------  ----------  -----------
TOTAL INCREASE(DECREASE) IN NET ASSETS               7,097,382      8,710   1,033,649         ----
NET ASSETS AT JANUARY 1, 1999                       13,739,056       ----   3,305,886         ----
                                                    ----------- ----------  ----------  -----------
NET ASSETS AT DECEMBER 31, 1999                    $20,836,438 $    8,710 $ 4,339,535 $       ----
                                                    ==========  ==========  ==========  ===========


                       1998
                       ----
INCREASE(DECREASE) IN NET ASSETS FROM OPERATIONS:
 Net investment income(loss)                       $   (36,610) $    ---- $    24,441 $       ----
 Net realized gain distributions                       418,590       ----     232,615         ----
 Net change in unrealized
 appreciation(depreciation)                          2,407,939       ----     175,258         ----
                                                     ----------  ---------  ----------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                            2,789,919       ----     432,314         ----

NET INCREASE(DECREASE) FROM
POLICYOWNER TRANSACTIONS                             3,190,211       ----     582,288         ----
                                                     ----------  ---------  ----------  -----------
TOTAL INCREASE(DECREASE) IN NET ASSETS               5,980,130       ----   1,014,602         ----
NET ASSETS AT JANUARY 1, 1998                        7,758,926       ----   2,291,284         ----
                                                     ----------  ---------  ----------  -----------
NET ASSETS AT DECEMBER 31, 1998                    $13,739,056 $     ---- $ 3,305,886 $       ----
                                                    =========== ==========  ==========  ===========


(1) Commenced business 11/29/99                      (3) Commenced business 11/12/99
(2) Commenced business 02/02/00

The accompanying notes are an integral part of these financial statements.

AVLIC Separate Account V                 14                 Financial Statements


                                                                 MORGAN STANLEY DEAN WITTER
   ALGER AMERICAN FUND       MFS VARIABLE INSURANCE TRUST           UNIVERSAL FUNDS, INC.
   ---------------------  -----------------------------------  --------------------------------
                            GLOBAL                    NEW                 EMERGING
               LEVERAGED   GOVERN.     UTILITIES   DISCOVERY     ASIAN     MARKETS     GLOBAL
   BALANCED     ALLCAP      SERIES      SERIES     SERIES       EQUITY     EQUITY      EQUITY
                                                      (3)
-------------  ---------  -----------  ----------  ----------  ---------- ----------  ---------
$     (3,682) $ (206,550)$     17,393 $    6,842  $   (21,353) $   (5,661) $  (20,559) $  38,773
     484,561   2,368,184         ----    467,624       39,123     215,431     330,498    200,225
    (773,395) (8,755,596)       6,631   (121,911)    (436,706)   (699,731) (1,509,084)    67,947
   ----------  ----------  ----------- ----------  -----------  ----------  ---------- ----------
    (292,516) (6,593,962)      24,024    352,555     (418,936)   (489,961) (1,199,145)   306,945
   1,685,269   5,371,164      431,907  1,587,719    4,566,102      53,117     992,597    285,857
   ----------  ----------  ----------- ----------  -----------  ----------  ---------- ----------
   1,392,753  (1,222,798)     455,931  1,940,274    4,147,166    (436,844)   (206,548)   592,802
   5,088,391  21,283,423      408,406  5,619,019      151,120   1,091,435   2,178,789  2,673,103
   ---------- -----------  ----------- ----------  -----------  ----------  ---------- ----------
$  6,481,144 $20,060,625 $    864,337 $7,559,293 $  4,298,286 $   654,591  $1,972,241 $3,265,905
   ========== ===========  =========== ==========  ===========  ==========  ========== ==========



$      5,779 $   (99,090) $    17,489 $    9,958 $        (37) $      (40) $  (10,020) $  10,458
     199,925     658,702         ----    230,507        1,661        ----        ----    119,961
     769,554   6,672,254      (32,288)   986,318        7,946     388,267     917,707    (47,308)
   ----------  ---------  -----------  ----------  -----------  ----------  ----------  ---------
     975,258   7,231,866      (14,799) 1,226,783        9,570     388,227     907,687     83,111
   1,387,144   8,506,289     (138,861  1,095,173      141,550     369,208     447,470    493,021
   ----------  ---------  -----------  ----------  -----------  ----------  ----------  ---------
   2,362,402  15,738,155     (153,660) 2,321,956      151,120     757,435   1,355,157    576,132
   2,725,989   5,545,268      562,066  3,297,063         ----     334,000     823,632  2,096,971
   ----------  ---------  -----------  ----------  -----------  ----------  ----------  ---------
$  5,088,391 $21,283,423 $    408,406 $5,619,019 $    151,120 $ 1,091,435  $2,178,789 $2,673,103
   ==========  =========  ===========  ==========  ===========  ==========  ========== ==========




$      7,785 $   (31,317) $       433  $   3,498 $       ---- $        45   $ (2,901)  $     748
     107,704     147,338         ----    111,249         ----        ----        ----     12,591
     417,950   1,626,709       29,642    262,317         ----      (2,798)   (219,226)   143,561
   ----------  ----------  ----------- ----------   ----------  ----------  ---------- ----------
     533,439   1,742,730       30,075    377,064         ----      (2,753)   (222,127)   156,900
     844,417   1,370,291      310,132  1,222,669         ----     149,362     308,380  1,088,835
   ----------  ----------  ----------- ----------   ----------  ----------  ---------- ----------
   1,377,856   3,113,021      340,207  1,599,733         ----     146,609      86,253  1,245,735
   1,348,133   2,432,247      221,859  1,697,330         ----     187,391     737,379    851,236
   ----------  ----------  ----------- ----------   ----------  ----------  ---------- ----------
$  2,725,989 $ 5,545,268 $    562,066 $3,297,063 $       ---- $   334,000   $ 823,632 $2,096,971
   ==========  ==========  =========== ==========   ==========  ==========  ========== ==========

AVLIC Separate Account V                 15                 Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                       STATEMENTS OF CHANGES IN NET ASSETS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

                                                       MORGAN STANLEY DEAN      CALVERT VARIABLE
                                                             WITTER               SERIES, INC.
                                                      UNIVERSAL FUNDS, INC.   AMERITAS PORTFOLIOS
                                                      ----------------------  ---------------------

                                                      INTERNATIONAL  U.S.      EMERGING
                                                                     REAL
                                                       MAGNUM       ESTATE      GROWTH     GROWTH
                                                                                  (1)        (1)
                                                      ----------  ----------  ---------- ----------
                       2000
                       ----
INCREASE(DECREASE) IN NET ASSETS FROM OPERATIONS:
 Net investment income(loss)                        $    (2,180) $    17,655 $  (213,853) $ (320,440)
 Net realized gain distributions                         50,660        7,876     490,195        ----
 Net change in unrealized
 appreciation(depreciation)                            (316,308)     251,314  (5,621,575) (6,071,447)
                                                      ----------  ----------  ----------  ----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                              (267,828)     276,845  (5,345,233) (6,391,887)

NET INCREASE(DECREASE) FROM
POLICYOWNER TRANSACTIONS                                513,861      421,176   3,061,653   3,862,234
                                                      ----------  ----------  ----------  ----------
TOTAL INCREASE(DECREASE) IN NET ASSETS                  246,033      698,021  (2,283,580) (2,529,653)
NET ASSETS AT JANUARY 1, 2000                         1,763,093      879,484  23,591,072  36,591,430
                                                      ----------  ----------  ---------- -----------
NET ASSETS AT DECEMBER 31, 2000                     $ 2,009,126 $  1,577,505 $21,307,492 $34,061,777
                                                      ==========  ==========  ========== ===========


                       1999
INCREASE(DECREASE) IN NET ASSETS FROM OPERATIONS:
 Net investment income(loss)                        $     2,170 $     40,831 $   (29,906)  $ (48,680)
 Net realized gain distributions                          5,512         ----        ----        ----
 Net change in unrealized
 appreciation(depreciation)                             307,353      (65,623)  7,429,373   4,889,022
                                                      ----------  ----------  ----------  ----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                               315,035      (24,792)  7,399,467   4,840,342

NET INCREASE(DECREASE) FROM
POLICYOWNER TRANSACTIONS                                514,795       44,736  16,191,605  31,751,088

                                                      ----------  ----------  ----------  ----------
TOTAL INCREASE(DECREASE) IN NET ASSETS                  829,830       19,944  23,591,072  36,591,430
NET ASSETS AT JANUARY 1, 1999                           933,263      859,540        ----        ----
                                                      ----------  ----------  ----------  ----------
NET ASSETS AT DECEMBER 31, 1999                     $ 1,763,093 $    879,484 $23,591,072 $36,591,430
                                                      ==========  ==========  ========== ===========


                       1998
                       ----
INCREASE(DECREASE) IN NET ASSETS FROM OPERATIONS:
 Net investment income(loss)                        $    (3,894) $    17,452 $      ---- $      ----
 Net realized gain distributions                          3,255        6,589        ----        ----
 Net change in unrealized
 appreciation(depreciation)                              39,545     (110,595)       ----        ----
                                                      ----------  ----------   ---------  ----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                                38,906      (86,554)       ----        ----

NET INCREASE(DECREASE) FROM
POLICYOWNER TRANSACTIONS                                363,729      313,960        ----        ----

                                                      ----------  ----------  ----------  ----------
TOTAL INCREASE(DECREASE) IN NET ASSETS                  402,635      227,406        ----        ----
NET ASSETS AT JANUARY 1, 1998                           530,628      632,134        ----        ----
                                                      ----------  ----------  ----------  ----------
NET ASSETS AT DECEMBER 31, 1998                     $   933,263 $    859,540 $      ---- $      ----
                                                      ==========  ==========  ==========  ==========


 (1) Commenced business 10/29/99
 (2) Commenced business 10/28/99

The accompanying notes are an integral part of these financial statements.


AVLIC Separate Account V                 16                 Financial Statements


                            CALVERT VARIABLE SERIES, INC.
                                 AMERITAS PORTFOLIOS
--------------------------------------------------------------------------------------
     GROWTH      INCOME
      WITH         AND        INDEX      MIDCAP       MONEY                   SMALL
   INCOME (1)    GROWTH       500 (1)    GROWTH      MARKET      RESEARCH     CAP (1)
                   (1)                     (1)         (2)         (1)
   -----------  ----------  ----------  ----------  ----------  ----------- ----------

 $    (24,319) $   (94,496) $  (92,744) $ (186,833) $  827,247 $   (41,635) $ (270,277)
        6,430      631,286     358,915     586,728        ----     116,628     155,419
      (26,240)    (674,204) (3,590,326)  1,254,077        ----    (422,967) (9,184,137)
   -----------  ----------  ----------  ----------  ----------  ----------- ----------
      (44,129)    (137,414) (3,324,155)  1,653,972     827,247    (347,974) (9,298,995)
      563,968    2,579,262   2,626,050   5,262,457  (3,036,799)  1,021,104     892,975
   -----------  ----------  ----------  ----------  ----------  ----------- ----------
      519,839    2,441,848    (698,105)  6,916,429  (2,209,552)    673,130  (8,406,020)
    3,850,270   11,597,650  30,404,852  15,923,042  18,688,200   4,311,395  32,079,174
   -----------  ----------  ----------  ----------  ----------  ----------- ----------
 $  4,370,109 $ 14,039,498 $29,706,747 $22,839,471 $16,478,648 $ 4,984,525 $23,673,154
   ===========  ==========  ==========  ==========  ==========  =========== ==========




 $     (3,538) $   (16,266) $      921 $   (23,079) $  125,276 $    (6,148) $  (45,011)
         ----      330,344        ----     358,344        ----      48,862     249,625
      169,338    2,280,729   2,194,432   2,535,359        ----     526,653   6,980,645
   -----------  ----------  ----------  ----------  ----------  ----------- ----------
      165,800    2,594,807   2,195,353   2,870,624     125,276     569,367   7,185,259
    3,684,470    9,002,843  28,209,499  13,052,418  18,562,924   3,742,028  24,893,915
   -----------  ----------  ----------  ----------  ----------  ----------- ----------
    3,850,270   11,597,650  30,404,852  15,923,042  18,688,200   4,311,395  32,079,174
         ----         ----        ----        ----        ----        ----        ----
   -----------  ----------  ----------  ----------  ----------  ----------- ----------
$   3,850,270 $ 11,597,650 $30,404,852 $15,923,042 $18,688,200 $ 4,311,395 $32,079,174
   ===========  ==========  ==========  ==========  ==========  =========== ==========




$        ---- $       ---- $      ---- $      ---- $      ---- $      ---- $      ----
         ----         ----        ----        ----        ----        ----        ----
         ----         ----        ----        ----        ----        ----        ----
   ----------   ----------  ----------  ----------  ----------  ----------  ----------
         ----         ----        ----        ----        ----        ----        ----
         ----         ----        ----        ----        ----        ----        ----
   ----------   ----------  ----------  ----------  ----------  ----------  ----------
         ----         ----        ----        ----        ----        ----        ----
         ----         ----        ----        ----        ----        ----        ----
   ----------   ----------  ----------  ----------  ----------  ----------  ----------
$        ---- $       ---- $      ---- $      ---- $      ---- $      ---- $      ----
   ==========   ==========  ==========  ==========  ==========  =========== ==========

AVLIC Separate Account V                 17                 Financial Statements


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                       STATEMENTS OF CHANGES IN NET ASSETS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998



                                                            CALVERT VARIABLE SERIES, INC.
                                                               INTERNATIONAL  MID CAP      SMALL
                                                     BALANCED    EQUITY (2)   GROWTH       CAP (3)
                                                        (1)                      (3)
                                                     ----------  ----------- ----------  ----------
                       2000
                       ----
INCREASE(DECREASE) IN NET ASSETS FROM OPERATIONS:
 Net investment income(loss)                       $       749 $       (112) $  (1,484) $     (445)
 Net realized gain distributions                         1,514        4,576     59,778      12,978
 Net change in unrealized
 appreciation(depreciation)                             (4,831)      (7,313)   (96,429)     (4,871)
                                                     ----------  ----------- ----------  ----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                               (2,568)      (2,849)   (38,135)      7,662

NET INCREASE(DECREASE) FROM
POLICYOWNER TRANSACTIONS                                55,664       56,348    829,975     339,728
                                                     ----------  ----------- ----------  ----------
TOTAL INCREASE(DECREASE) IN NET ASSETS                  53,096       53,499    791,840     347,390
NET ASSETS AT JANUARY 1, 2000                             ----         ----       ----        ----
                                                     ----------  ----------- ----------  ----------
NET ASSETS AT DECEMBER 31, 2000                    $    53,096 $     53,499 $  791,840 $   347,390
                                                     ==========  =========== ==========  ==========


                       1999
                       ----
INCREASE(DECREASE) IN NET ASSETS FROM OPERATIONS:
 Net investment income(loss)                       $      ---- $       ---- $     ---- $      ----
 Net realized gain distributions                          ----         ----       ----        ----
 Net change in unrealized
 appreciation(depreciation)                               ----         ----       ----        ----
                                                     ----------  ----------- ----------  ----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                                 ----         ----       ----        ----

NET INCREASE(DECREASE) FROM
POLICYOWNER TRANSACTIONS                                  ----         ----       ----        ----
                                                     ----------  ----------- ----------  ----------
TOTAL INCREASE(DECREASE) IN NET ASSETS                    ----         ----       ----        ----
NET ASSETS AT JANUARY 1, 1999                             ----         ----       ----        ----
                                                     ----------  ----------- ----------  ----------
NET ASSETS AT DECEMBER 31, 1999                    $      ---- $       ---- $     ---- $      ----
                                                     ==========  =========== ==========  ==========


                       1998
                       ----
INCREASE(DECREASE) IN NET ASSETS FROM OPERATIONS:
 Net investment income(loss)                       $      ---- $       ---- $     ---- $      ----
 Net realized gain distributions                          ----         ----       ----        ----
 Net change in unrealized
 appreciation(depreciation)                               ----         ----       ----        ----
                                                     ----------  ----------- ----------  ----------
NET INCREASE(DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                                 ----         ----       ----        ----

NET INCREASE(DECREASE) FROM
POLICYOWNER TRANSACTIONS                                  ----         ----       ----        ----
                                                     ----------  ----------- ----------  ----------
TOTAL INCREASE(DECREASE) IN NET ASSETS                    ----         ----       ----        ----
NET ASSETS AT JANUARY 1, 1998                             ----         ----       ----        ----
                                                     ----------  ----------- ----------  ----------
NET ASSETS AT DECEMBER 31, 1998                    $      ---- $       ---- $     ---- $      ----
                                                     ==========  =========== ==========  ==========

 (1) Commenced business 05/08/00
 (2) Commenced business 07/20/00
 (3) Commenced business 06/13/00

The accompanying notes are an integral part of these financial statements.

AVLIC Separate Account V                 18                 Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                          NOTES TO FINANCIAL STATEMENTS



1.   ORGANIZATION AND ACCOUNTING POLICIES

     Ameritas Variable Life Insurance Company Separate Account V (the Account) was established on August 28, 1985, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly-owned subsidiary of AMAL Corporation, a holding company 66% owned by Ameritas Life Insurance Corp.
     (ALIC) and 34% owned by AmerUs Life Insurance Company (AmerUs). The assets of the Account are segregated from AVLIC's other assets and are used only to support variable life products issued by AVLIC.

     The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. At December 31, 2000, there are thirty-eight subaccounts within the Account. Fifteen of the subaccounts invest only in a corresponding Fidelity Variable Insurance Products Portfolio. The fund is a diversified open-end management investment company and is managed by Fidelity Management and Research Company (Fidelity). Two of the subaccounts invest only in a corresponding Portfolio of Alger American Fund which is a diversified open-end management investment company managed by Fred Alger Management, Inc. (Alger Management). Three of the subaccounts invest only in a corresponding Portfolio of MFS Variable Insurance Trust which is a diversified open-end management investment company managed by Massachusetts Financial Services Company (MFS Co.).
     Five of the subaccounts invest only in a corresponding Portfolio of Morgan Stanley Dean Witter Universal Funds, Inc. which is a diversified open-end management investment company managed by Morgan Stanley Dean Witter
     Investment Management Inc. Nine of the subaccounts invest only in a corresponding Portfolio of Calvert Variable Series, Inc. Ameritas Portfolios (Ameritas Portfolio) which is a diversified open-end management investment company managed by Ameritas Investment Corp. (see Note 3). Four of the subaccounts invest only in a corresponding Portfolio of Calvert Variable Series, Inc. which is a diversified open-end management investment company managed by Calvert Asset Management Company, Inc. (see Note 3). Each Portfolio pays the manager a monthly fee for managing its investments and business affairs. The assets of the Account are carried at the net asset value of the underlying Portfolios of the fund.

     Pursuant to an order of the SEC allowing for the substitution, all policyowner funds invested in a Portfolio of Fidelity Money Market were transferred to the Money Market subaccount of the Ameritas Portfolio as of October 28, 1999. Also, as of October 29, 1999 pursuant to an order of the SEC allowing for the substitution, all policyowner funds invested in a Portfolio of Fidelity Index 500 I-Class were transferred to the Index 500 subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of Alger Management Growth were transferred to the Growth subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of Alger Management Income and Growth were transferred to the Income and Growth subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of Alger Management Small Capitalization Fund were transferred to the Small Cap subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of Alger Management MidCap Growth were transferred to the MidCap Growth subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of MFS Co. Emerging Growth Series were transferred to the Emerging Growth subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of MFS Co. Research Series was transferred to the Research subaccount of the Ameritas Portfolio; and all policyowner funds invested in a Portfolio of MFS Co. Growth with Income Series were transferred to the Growth with Income subaccount of the Ameritas Portfolio.

AVLIC Separate Account V                 19                 Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                          NOTES TO FINANCIAL STATEMENTS


1.   ORGANIZATION AND ACCOUNTING
     POLICIES, CONTINUED

     USE OF ESTIMATES
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     VALUATION OF INVESTMENTS
     The assets of the Account are carried at the net asset value of the underlying Portfolios. The value of the policyowners' units corresponds to the Account's investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products. Share transactions and security transactions are accounted for on a trade date basis.


     FEDERAL AND STATE TAXES
     The operations of the Account are included in the federal income tax return of AVLIC, which is taxed as a life insurance company under the Internal Revenue Code. AVLIC has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the policies funded in the Account. Currently, AVLIC does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.


2.   POLICYOWNER CHARGES

     AVLIC charges the Account for mortality and expense risks assumed. A daily charge is made on the average daily value of the net assets representing equity of policyowners held in each subaccount per each product's current policy provisions. Additional charges are made at intervals and in amounts per each product's current policy provisions.
     These charges are prorated against the balance in each investment option of the policyowner, including the Fixed Account option which is not reflected in this separate account.


3.   RELATED PARTIES

     During October 1999, AVLIC established a variable insurance trust (VIT) which contains the Ameritas Portfolios. The Ameritas Portfolios are managed by Ameritas Investment Corp., an affiliate of AVLIC. During the years ended December 31, 2000 and 1999, the Account incurred advisory fees of approximately $894,000 and $119,000, respectively, payable to Ameritas Investment Corp. Other affiliates of AVLIC also provided sub-advisory and administrative services to the Ameritas Portfolios during 2000 and 1999 of approximately $125,000 and $25,000, respectively.

     Calvert Asset Management Company, Inc., an affiliate of AVLIC, serves as an investment advisor to the Calvert Variable Series, Inc. Social Balanced, Social International Equity, Social Mid Cap Growth, and Social Small Cap Portfolios.

AVLIC Separate Account V                 20                 Financial Statements

4.   SHARES OWNED
     The Account invests in shares of mutual funds. Share activity and total shares were as follows:


                                                FIDELITY VARIABLE INSURANCE PRODUCTS
                                    -------------------------------------------------------------
                                       EQUITY        EQUITY
                                       INCOME        INCOME         GROWTH         GROWTH
                                       I-CLASS     S-CLASS (1)      I-CLASS       S-CLASS (1)
                                   -------------- ------------- --------------- --------------
Shares owned at January 1, 2000    1,200,052.051        23.348   1,206,269.664        361.373
Shares acquired                      591,710.181     2,520.167     895,258.092      6,602.050
Shares disposed of                  (562,802.618)     (253.036)   (729,810.283)    (1,806.274)
                                   -------------- ------------- --------------- --------------
Shares owned at December 31, 2000  1,228,959.614     2,290.479   1,371,717.473      5,157.149
                                   ============== ============= =============== ==============



Shares owned at January 1, 1999    1,160,172.618          ----   1,030,142.884           ----
Shares acquired                      476,446.645        23.847     680,116.041        362.428
Shares disposed of                  (436,567.212)       (0.499)   (503,989.261)        (1.055)
                                   -------------- ------------- --------------- --------------
Shares owned at December 31, 1999  1,200,052.051        23.348   1,206,269.664        361.373
                                   ============== ============= =============== ==============



Shares owned at January 1, 1998    1,018,225.148          ----     872,066.612           ----
Shares acquired                      590,346.286          ----     801,025.403           ----
Shares disposed of                  (448,398.816)         ----    (642,949.131)          ----
                                   -------------- ------------- --------------- --------------
Shares owned at December 31, 1998  1,160,172.618          ----   1,030,142.884           ----
                                   ============== ============= =============== ==============



(1) Commenced business 11/02/99                     (3) Commenced business 12/07/99
(2) Commenced business 01/25/00                     (4) Commenced business 11/29/99


AVLIC Separate Account V                 21                 Financial Statements


                             FIDELITY VARIABLE INSURANCE PRODUCTS
-----------------------------------------------------------------------------------------------
                                                           ASSET        ASSET      INVESTMENT
   HIGH INCOME  HIGH INCOME    OVERSEAS     OVERSEAS      MANAGER      MANAGER     GRADE BOND
     I-CLASS    S-CLASS (2)     I-CLASS    S-CLASS (3)    I-CLASS    S-CLASS (4)     I-CLASS
   ------------ ------------  ------------ ------------ ------------ ------------  ------------
   643,493.640         ----    660,786.721       1.414  1,769,690.988     21.069   310,807.857
   765,584.221    4,564.983  2,080,496.550   8,123.070    554,326.329 10,015.751   396,404.152
  (757,157.721)    (196.160)(1,934,736.191) (2,659.124)  (537,041.647)(3,884.590) (298,021.591)
   ------------ ------------  ------------ ------------  ------------ -----------  ------------
   651,920.140    4,368.823    806,547.080   5,465.360  1,786,975.670  6,152.230   409,190.418
   ============ ============  ============ ============  ============ ===========  ============



   716,563.299         ----    729,187.972        ----  1,752,919.543       ----   343,207.716
 2,358,341.689         ----  2,163,832.620       1.699    488,206.777     22.633   352,083.082
(2,431,411.348)        ---- (2,232,233.871)     (0.285)  (471,435.332)    (1.564) (384,482.941)
   ------------ ------------ ------------- ------------ -------------- ----------  ------------
   643,493.640         ----    660,786.721       1.414  1,769,690.988     21.069   310,807.857
   ============ ============ ============= ============ -============= ==========  ============



   598,367.840         ----    695,077.235        ----  1,531,564.418       ----   237,050.443
 2,095,006.665         ----  2,333,977.875        ----    678,058.443       ----   639,413.242
(1,976,811.206)        ----  2,299,867.138)       ----   (456,703.318)      ----  (533,255.969)
   ------------ ------------  ------------ ------------  ------------ -----------  ------------
   716,563.299         ----    729,187.972        ----  1,752,919.543       ----   343,207.716
   ============ ============  ============ ============  ============ ===========  ============


AVLIC Separate Account V                 22                 Financial Statements

                      AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 SEPARATE ACCOUNT V
                            NOTES TO FINANCIAL STATEMENTS




4.  SHARES OWNED, CONTINUED
    The Account invests in shares of mutual funds. Share activity and total shares were as follows:

                                               FIDELITY VARIABLE INSURANCE PRODUCTS
                                          -------------------------------------------------
                                                                      ASSET        ASSET
                                                                      MANAGER      MANAGER
                                          CONTRAFUND    CONTRAFUND    GROWTH       GROWTH
                                            I-CLASS     S-CLASS      I-CLASS      S-CLASS
                                               (1)                                   (2)
                                          ------------ -----------  -----------  -----------
    Shares owned at January 1, 2000        714,800.541     299.329   236,100.860       ----
    Shares acquired                        593,382.007   9,110.452   143,468.361    300.632
    Shares disposed of                    (398,323.758) (1,297.971) (123,431.371)   (26.310)
                                           ------------ ----------- -----=-------  ---------
    Shares owned at December 31, 2000      909,858.790   8,111.810   256,137.850    274.322
                                           ============ =========== =============  =========



    Shares owned at January 1, 1999        562,154.419        ----   194,121.333       ----
    Shares acquired                        441,475.107     300.373   130,128.414       ----
    Shares disposed of                    (288,828.985)     (1.044)  (88,148.887)      ----
                                           ------------ -----------  -----------  ----------
    Shares owned at December 31, 1999      714,800.541     299.329   236,100.860       ----
                                           ============ ===========  ===========  ==========



    Shares owned at January 1, 1998        389,113.666        ----   140,054.018       ----
    Shares acquired                        496,047.058        ----   152,783.138       ----
    Shares disposed of                    (323,006.305)       ----   (98,715.823)      ----
                                           ------------ -----------  -----------  ----------
    Shares owned at December 31, 1998      562,154.419        ----   194,121.333       ----
                                           ============ ===========  ===========  ==========




    (1) Commenced business 11/29/99                  (3) Commenced business 11/12/99
    (2) Commenced business 02/02/00

AVLIC Separate Account V                 23                 Financial Statements


                                                                   MORGAN STANLEY DEAN
                                                                         WITTER
   ALGER AMERICAN FUND         MFS VARIABLE INSURANCE TRUST       UNIVERSAL FUNDS, INC.
-------------------------- ------------------------------------- ------------------------
                             GLOBAL                                              EMERGING
               LEVERAGED     GOVERN.     UTILITIES       NEW          ASIAN       MARKETS
                                                      DISCOVERY
  BALANCED      ALLCAP       SERIES        SERIES      SERIES (3)     EQUITY       EQUITY
------------- ------------ ------------ ------------  -----------  -----------  -----------
 326,807.439   367,145.479   40,718.448  232,575.290    8,750.402  116,856.034  157,426.804
 333,409.275   565,587.805  144,875.609  234,941.622  368,284.249  750,854.354  386,298.344
(189,545.339) (415,706.863) (99,246.726)(146,800.195)(118,257.665)(702,409.477)(265,553.347)
------------- ------------ ------------ ------------  -----------  -----------  -----------
 470,671.375   517,026.421   86,347.331  320,716.717  258,776.986  165,300.911  278,171.801
============= ============ ============ ============  ===========  ===========  ===========



 210,014.615   158,890.232   51,660.465  166,350.240         ----   63,862.444  115,841.118
 243,382.099   408,802.915   81,155.171  187,829.047    8,892.132  254,668.590  271,873.580
------------- ------------ ------------ ------------  -----------  -----------  ------------
(126,589.275) (200,547.668) (92,097.188)(121,603.997)    (141.730)(201,675.000)(230,287.894)
============= ============ ============ ============  ===========  ===========  ============
 326,807.439   367,145.479   40,718.448  232,575.290    8,750.402  116,856.034  157,426.804



 125,291.131   104,973.976   21,729.618   94,348.503         ----   33,225.337   78,194.995
 179,874.177   159,683.710   88,429.719  186,751.323         ----   99,976.563  334,441.671
 (95,150.693) (105,767.454) (58,498.872)(114,749.586)        ----  (69,339.456)(296,795.548)
------------- ------------ ------------ ------------  -----------  -----------  ------------
 210,014.615   158,890.232   51,660.465  166,350.240         ----   63,862.444  115,841.118
============= ============ ============ ============  ===========  ===========  ============


AVLIC Separate Account V                 24                 Financial Statements

                       AMERITAS VARIABLE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                          NOTES TO FINANCIAL STATEMENTS




4.  SHARES OWNED, CONTINUED
    The Account invests in shares of mutual funds. Share activity and total shares were as follows:

                                         MORGAN STANLEY DEAN                    CALVERT VARIABLE
                                               WITTER                             SERIES, INC.,
                                        UNIVERSAL FUNDS, INC.                  AMERITAS PORTFOLIOS
                                       ------------------------              ------------------------

                                         GLOBAL   INTERNATIONAL   U.S. REAL    EMERGING
                                         EQUITY      MAGNUM         ESTATE     GROWTH (1)    GROWTH (1)
                                       ----------- ------------  -----------  -----------   -----------
    Shares owned at January 1, 2000    207,539.068  126,932.562   96,540.525   623,113.360  564,421.258
    Shares acquired                    220,258.184  242,779.068  168,532.172   532,744.189  304,896.952
    Shares disposed of                (180,192.737)(199,157.615)(128,017.534) (439,639.328)(248,432.723)
                                       -----------  ------------ -----------   -----------  -----------
    Shares owned at December 31, 2000  247,604.515  170,554.015  137,055.163   716,218.221  620,885.487
                                        =========== ============ ===========   ===========  ===========



    Shares owned at January 1,  1999   159,586.755   83,104.465   87,708.290          ----         ----
    Shares acquired                    180,054.175  156,678.468   86,347.339   681,160.044  618,142.153
    Shares disposed of                (132,101.862)(112,850.371) (77,515.104)  (58,046.684) (53,720.895)
                                       ----------- ------------- -----------   -----------  -----------
    Shares owned at December 31, 1999  207,539.068  126,932.562   96,540.525   623,113.360  564,421.258
                                       =========== ============= ===========   ===========  ===========



    Shares owned at January 1, 1998     72,507.289   51,120.253   55,401.749          ----         ----
    Shares acquired                    172,405.252  120,740.453  136,182.392          ----         ----
    Shares disposed of                 (85,325.786) (88,756.241)(103,875.851)         ----         ----
                                       ----------- ------------- -----------   -----------  -----------
    Shares owned at December 31, 1998  159,586.755   83,104.465   87,708.290          ----         ----
                                       =========== ============= ===========   ===========  ===========



    (1) Commenced business 10/29/99
    (2) Commenced business 10/28/99

AVLIC Separate Account V                 25                 Financial Statements

                              CALVERT VARIABLE SERIES, INC.
                                    AMERITAS PORTOLIOS
------------------------------------------------------------------------------------------------

GROWTH WITH    INCOME AND     INDEX        MIDCAP          MONEY                       SMALL
 INCOME (1)    GROWTH (1)    500 (1)     GROWTH (1)      MARKET (2)      RESEARCH     CAP (1)
                                                                           (1)
------------- ------------ ------------ -----------   --------------   ------------ ------------
 181,873.924   668,452.484  181,738.510  505,493.406   18,688,200.480   187,533.532  568,578.051
 145,497.305   503,728.380  122,641.610  542,063.519  124,074,766.721   183,480.596  586,034.917
(120,060.532) (329,473.886)(104,549.985)(386,692.585)(126,284,317.729) (136,448.184)(568,933.770)
------------- ------------ ------------ ------------  ---------------  ------------ ------------
 207,310.697   842,706.978  199,830.135  660,864.340   16,478,649.472   234,565.944  585,679.198
============= ============ ============ ============  ===============  ============ ============



        ----          ----         ----         ----             ----          ----         ----
 201,328.796   739,847.832  199,984.145  547,305.396   38,484,753.390   214,317.878  633,188.695
 (19,454.872)  (71,395.348) (18,245.635) (41,811.990) (19,796,552.910)  (26,784.346) (64,610.644)
------------- ------------ ------------ ------------  ---------------  ------------  -----------
 181,873.924   668,452.484  181,738.510  505,493.406   18,688,200.480   187,533.532  568,578.051
============= ============ ============ ============  ===============  ============  ===========



        ----          ----         ----         ----             ----          ----         ----
        ----          ----         ----         ----             ----          ----         ----
        ----          ----         ----         ----             ----          ----         ----
------------- ------------ ------------ ------------   --------------  ------------  -----------
        ----          ----         ----         ----             ----          ----         ----
============= ============ ============ ============   ==============  ============  ===========


AVLIC Separate Account V                 26                 Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                          NOTES TO FINANCIAL STATEMENTS




4.   SHARES OWNED, CONTINUED
     The Account invests in shares of mutual funds. Share activity and total shares were as follows:

                                                  CALVERT VARIABLE SERIES, INC.
                                         -------------------------------------------------

                                                    INTERNATIONAL   MID CAP       SMALL
                                         BALANCED    EQUITY (2)    GROWTH (3)    CAP (3)
                                            (1)
                                         ----------- ------------ -----------  -----------

    Shares owned at January 1, 2000             ----         ----        ----         ----
    Shares acquired                       32,196.362    3,261.272  33,906.929   30,145.064
    Shares disposed of                    (5,674.091)    (499.333) (8,388.371)  (4,563.999)
                                         ----------- ------------ -----------  -----------
    Shares owned at December 31, 2000     26,522.271    2,761.939  25,518.558   25,581.065
                                         =========== ============ ===========  ===========



    Shares owned at January 1, 1999             ----         ----        ----         ----
    Shares acquired                             ----         ----        ----         ----
    Shares disposed of                          ----         ----        ----         ----
                                         ----------- ------------ -----------  -----------
    Shares owned at December 31, 1999           ----         ----        ----         ----
                                         =========== ============ ===========  ===========



    Shares owned at January 1, 1998             ----         ----        ----         ----
     Shares acquired                            ----         ----        ----         ----
    Shares disposed of                          ----         ----        ----         ----
                                         ----------- ------------ -----------  -----------
    Shares owned at December 31, 1998           ----         ----        ----         ----
                                         =========== ============ ===========  ===========



     (1) Commenced business 05/08/00                  (3) Commenced business 06/13/00
     (2) Commenced business 07/20/00

AVLIC Separate Account V                 27                 Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                  BALANCE SHEET
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                       ASSETS
                                                                 JUNE 30, 2001
                                                              ------------------
      Investments:
        Fixed maturity securities, available for
              sale (amortized cost $143,360)                  $     154,026
        Equity securities, available for sale
              (amortized cost $2,031)                                 1,685
        Mortgage loans on real estate                                 1,989
        Loans on insurance policies                                  28,199
        Other invested assets                                         3,689
                                                                ------------
            Total investments                                       189,588
      Cash and cash equivalents                                      16,743
      Accrued investment income                                       2,998
      Reinsurance receivable-affiliate                                  542
      Reinsurance recoverable-affiliates                              1,021
      Reinsurance recoverable-other                                      83
      Prepaid reinsurance premium-affiliates                          2,995
      Deferred policy acquisition costs                             159,976
      Current federal income taxes                                    4,127
      Other                                                           2,609
      Separate Accounts                                           2,075,610
                                                                ------------
                                                              $   2,456,292
                                                                ============
        LIABILITIES AND STOCKHOLDER'S EQUITY

    LIABILITIES:
      Policy and contract reserves                             $      3,448
      Policy and contract claims                                        156
      Accumulated contract values                                   251,688
      Unearned policy charges                                         2,586
      Unearned reinsurance ceded allowance                            3,763
      Deferred federal income taxes                                   6,857
      Accounts payable - affiliates                                   2,919
      Other                                                           3,811
      Separate Accounts                                           2,075,610
                                                                ------------
           Total Liabilities                                      2,350,838
                                                                ------------

    STOCKHOLDER'S EQUITY:
      Common stock, par value $100 per share;
        authorized 50,000 shares, issued and
        outstanding 40,000 shares                                     4,000
      Additional paid-in capital                                     58,370
      Retained earnings                                              42,820
      Accumulated other comprehensive income (loss)                     264
                                                                ------------
           Total Stockholder's Equity                               105,454
                                                                ------------

                                                              $   2,456,292
                                                                ============


The accompanying notes are an integral part of these unaudited financial statements.

                        AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 STATEMENT OF OPERATIONS
                         FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                      (IN THOUSANDS)
                                       (UNAUDITED)

 INCOME:
  Insurance revenues:
    Contract charges                                             $   31,970
    Premium-reinsurance ceded                                        (5,336)
    Reinsurance ceded allowance                                       2,346
  Investment revenues:
    Investment income, net                                            6,508
    Realized gain(loss), net                                            431
  Other                                                               1,750
                                                                ------------

                                                                     37,669
                                                                ------------
 BENEFITS AND EXPENSES:
  Policy Benefits:
    Death benefits                                                    1,301
    Interest credited                                                 6,370
    Increase in policy and contract reserves                             39
    Other                                                               121
  Sales and operating expenses                                       14,633
  Amortization of deferred policy acquisition costs                  14,743
                                                                ------------

                                                                     37,207
                                                                ------------
 INCOME BEFORE FEDERAL INCOME TAXES
                                                                        462
                                                                ------------
 Income taxes - current
                                                                       (179)
 Income taxes - deferred
                                                                       (229)
                                                                ------------
      Total income taxes
                                                                       (408)
                                                                ------------

 Net income                                                       $     870
                                                                ============


The accompanying notes are an integral part of these unaudited financial statements.

                       AMERITAS VARIABLE LIFE INSURANCE COMPANY
                           STATEMENT OF COMPREHENSIVE INCOME
                        FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                    (IN THOUSANDS)
                                      (UNAUDITED)


Net income                                                       $      870

Other comprehensive income, net of tax:
     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during
         period (net of deferred tax of $172)                           726
       Reclassification adjustment for (gains)
         losses included in net income
         (net of deferred tax of $22)                                  (280)
                                                                 -----------
     Other comprehensive income (loss)                                  446
                                                                 -----------

Comprehensive income                                             $    1,316
                                                                 ===========



The accompanying notes are an integral part of these unaudited financial statements.


                          AMERITAS VARIABLE LIFE INSURANCE COMPANY
                              STATEMENT OF STOCKHOLDER'S EQUITY
                           FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                (IN THOUSANDS, EXCEPT SHARES)
                                         (UNAUDITED)



                                                                        ACCUMULATED
                                 COMMON STOCK     ADDITIONAL               OTHER
                                --------------    PAID - IN   RETAINED  COMPREHENSIVE
                              SHARES     AMOUNT    CAPITAL    EARNINGS  INCOME (LOSS)     TOTAL
                              ------     ------    -------    --------  -------------     -----

 BALANCE, January 1, 2001      40,000     $ 4,000    $58,370   $41,950      $    (182)  $ 104,138

  Net unrealized investment
  gain (loss), net                  -           -          -         -            446         446


  Net income                        -           -          -       870                        870
                              -------- ----------- ---------- --------- -------------- -----------

  BALANCE, June 30, 2001       40,000     $ 4,000    $58,370   $42,820       $    264   $ 105,454
                              ======== =========== ========== ========= ============== ===========



The accompanying notes are an integral part of these unaudited financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                             STATEMENT OF CASH FLOWS
                      FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                  (IN THOUSANDS)
                                    (UNAUDITED)

 OPERATING ACTIVITIES
 Net Income                                                    $        870
 Adjustments to reconcile net income to net cash
   provided by operating activities:
        Amortization of deferred policy acquisition costs            14,743
        Policy acquisition costs deferred                           (16,265)
        Interest credited to contract values                          6,370
        Amortization of discounts or premiums                          (107)
        Net realized gains on investment transactions                  (431)
        Deferred income taxes                                          (229)
        Change in assets and liabilities:
          Accrued investment income                                    (125)
          Reinsurance receivable-affiliate                            9,328
          Reinsurance recoverable-affiliates                          1,393
          Reinsurance recoverable-other                                 (83)
          Prepaid reinsurance premium-affiliates                       (104)
          Other assets                                                   96
          Policy and contract reserves                                  343
          Policy and contract claims                                 (2,675)
          Unearned policy charges                                       196
          Federal income tax payable-current                             33
          Unearned reinsurance ceded allowance                         (182)
          Other liabilities                                             (19)
                                                                 -----------
   Net cash from operating activities                                13,152
                                                                 -----------

 INVESTING ACTIVITIES
 Purchase of fixed maturity securities available for sale           (23,671)
 Purchase in Separate Account VA-2                                   (4,000)
 Proceeds from maturities or repayment of fixed maturity
     securities available for sale                                    8,468
 Proceeds from sales of fixed maturity securities
     available for sale                                               3,828
 Proceeds from repayments of mortgage loans                             102
 Proceeds from sales of other invested assets                         1,250
 Net change in loans on insurance policies                           (5,013)
                                                                 -----------
   Net cash from investing activities                               (19,036)
                                                                 -----------

 FINANCING ACTIVITIES
 Net change in accumulated contract values                            4,280
                                                                 -----------
   Net cash from financing activities                                 4,280
                                                                 -----------

 DECREASE IN CASH AND CASH EQUIVALENTS                               (1,604)
 CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                    18,347
                                                                 -----------

 CASH AND CASH EQUIVALENTS AT END OF PERIOD                    $     16,743
                                                                 ===========

 SUPPLEMENTAL CASH FLOW INFORMATION:
 -----------------------------------

 Income tax refund                                                     (212)

The accompanying notes are an integral part of these unaudited financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001
                                   (UNAUDITED)


1.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company (the Company), a stock life insurance company domiciled in the state of Nebraska, is a wholly-owned subsidiary of AMAL Corporation, a holding company 61% owned by Ameritas Life Insurance Corp. (ALIC) and 39% owned by AmerUs Life Insurance Company (AmerUs). ALIC is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company(AAMHC). The Company began issuing variable life insurance and variable annuity policies in 1987 and fixed premium annuites in 1996. The variable life, variable annuity, and fixed premium annuity policies are not participating with respect to dividends.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates susceptible to significant change include deferred policy acquisition costs, reserves and income taxes.


2.   BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL STATEMENTS

Management believes that all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation of the unaudited interim financial statements have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2000, 1999, and 1998.


3.   RELATED PARTY TRANSACTION

Other invested assets is an investment in Separate Account VA-2 made during the first six months of 2001.

INDEPENDENT AUDITORS' REPORT



To the Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying balance sheets of Ameritas Variable Life Insurance Company (a wholly owned subsidiary of AMAL Corporation) as of December 31, 2000 and 1999, and the related statements of operations, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Variable Life Insurance Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/Deloitte & Touche LLP


Lincoln, Nebraska
February 9, 2001

AVLIC                                     1                 Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              DECEMBER 31
                                                      --------------------------
                                                          2000           1999
                                                      ------------  ------------
ASSETS
     Investments:
       Fixed maturity securities, available for sale
             (amortized cost $141,027  - 2000 and
             $129,567 - 1999)                         $   139,933   $   124,734
       Equity securities (amortized cost
             $2,031 - 2000 and $2,031 - 1999)               1,745         1,705
       Mortgage loans on real estate                        2,091         1,392
       Loans on insurance policies                         23,186        16,499
                                                      ------------  ------------
           Total investments                              166,955       144,330

     Cash and cash equivalents                             18,347        11,970
     Accrued investment income                              2,873         2,442
     Reinsurance receivable-affiliate                       9,870        35,921
     Reinsurance recoverable-affiliates                     2,414           153
     Prepaid reinsurance premium-affiliates                 2,891         2,537
     Deferred policy acquisition costs                    160,827       152,297
     Federal income tax receivable                          4,161             -
     Other                                                  2,705         2,840
     Separate Accounts                                  2,262,680     2,394,445
                                                      ------------  ------------
                                                      $ 2,633,723   $ 2,746,935
                                                      ============  ============

LIABILITIES AND STOCKHOLDER'S EQUITY
   LIABILITIES:
     Policy and contract reserves                     $     3,105   $     2,185
     Policy and contract claims                             2,831           755
     Accumulated contract values                          241,038       240,050
     Unearned policy charges                                2,390         2,030
     Unearned reinsurance ceded allowance                   3,946         3,942
     Federal income tax payable-
           Current                                              -         2,922
           Deferred                                         6,846         6,725
     Accounts payable - affiliates                          4,199         7,285
     Other                                                  2,550         6,639
     Separate Accounts                                  2,262,680     2,394,445
                                                      ------------  ------------
           Total Liabilities                            2,529,585     2,666,978
                                                      ------------  ------------
     COMMITMENTS AND CONTINGENCIES

   STOCKHOLDER'S EQUITY:
     Common stock, par value $100 per share;
       authorized 50,000 shares, issued and
       outstanding 40,000 shares                            4,000         4,000
     Additional paid-in capital                            58,370        42,870
     Retained earnings                                     41,950        34,032
     Accumulated other comprehensive loss                   (182)         (945)
                                                      ------------  ------------
          Total Stockholder's Equity                      104,138        79,957
                                                      ------------  ------------
                                                      $ 2,633,723   $ 2,746,935
                                                      ============  ============


The accompanying notes are an integral part of these financial statements.

AVLIC                                   2                   Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                          YEARS ENDED DECEMBER 31
                                    ------------------------------------
                                       2000          1999         1998
                                    ----------    ----------   ---------
INCOME:
Insurance revenues:
  Contract charges                 $   61,568    $   51,794   $  42,775
  Premium-reinsurance ceded            (9,635)       (8,683)     (7,836)
  Reinsurance ceded allowance           4,223         3,594       3,169

Investment revenues:
    Investment income, net             11,864        13,970      14,052
    Realized gains(losses), net          (973)       (1,786)         79
    Other                               2,838         3,016       2,269
                                   -----------   -----------  ----------
                                       69,885        61,905      54,508
                                   -----------   -----------  ----------

BENEFITS AND EXPENSES:
  Policy benefits:
    Death benefits                      2,357         2,805       2,200
    Interest credited                  11,020        12,512      13,400
    Increase in policy and
    contract reserves                     920           504         740
    Other                                 635           190         222
  Sales and operating expenses         22,711        22,277      15,980
  Amortization of deferred policy
    acquisition costs                  25,306        12,760      11,847
                                   -----------   -----------  ----------
                                       62,949        51,048      44,389
                                   -----------   -----------  ----------

INCOME BEFORE FEDERAL INCOME TAXES      6,936        10,857      10,119
                                   -----------   -----------  ----------

Income taxes - current                   (693)        4,898       4,000
Income taxes - deferred                  (289)         (639)     (1,135)
                                   -----------   -----------  ----------
     Total income taxes                  (982)        4,259       2,865
                                   -----------   -----------  ----------
NET INCOME                          $   7,918     $   6,598   $   7,254
                                   ===========   ===========  ==========

The accompanying notes are an integral part of these financial statements.


AVLIC                                   3                   Financial Statements


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF COMPREHENSIVE INCOME
                                 (IN THOUSANDS)


                                                              YEARS ENDED DECEMBER, 31
                                                        ------------------------------------
                                                           2000         1999         1998
                                                        ----------   ----------   ----------
 Net income                                              $ 7,918      $ 6,598      $ 7,254

 Other comprehensive income, net of tax:
      Unrealized gains(losses) on securities:
        Unrealized holding gains (losses) arising
         during period (net of deferred tax expense
         (benefit) of $70, ($1,610) and $185 for
         2000, 1999 and 1998 respectively)                   130       (2,990)         343
        Reclassification adjustment for (gains)
          losses included in net income
          (net of deferred tax benefit
          (expense) of $340, $625 and ($28)
          for 2000, 1999 and 1998 respectively)              633        1,161          (51)
                                                        ----------   ----------   ----------
      Other comprehensive income (loss)                      763       (1,829)         292
                                                        ----------   ----------   ----------
 Comprehensive income                                    $ 8,681      $ 4,769      $ 7,546
                                                        ==========   ==========   ==========




 The accompanying notes are an integral part of these financial statements.


AVLIC                                   4                   Financial Statements


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                       STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                          (IN THOUSANDS, EXCEPT SHARES)

                                                                                   ACCUMULATED
                                                                                      OTHER
                                        COMMON STOCK       ADDITIONAL    RETAINED  COMPREHENSIVE
                                    ---------------------- PAID - IN     EARNINGS     INCOME
                                     SHARES      AMOUNT     CAPITAL                   (LOSS)     TOTAL
                                    ---------  ---------  ----------  ------------  ---------- ----------
BALANCE, January 1, 1998             40,000     $ 4,000     $40,370      $20,180      $  592    $ 65,142

  Net unrealized investment
    gain, net                             -           -           -            -         292         292

  Net income                              -           -           -        7,254           -       7,254
                                    --------   ---------  ----------  -----------   ---------  ----------

BALANCE, December 31, 1998           40,000       4,000      40,370       27,434         884      72,688

  Net unrealized investment
   loss, net                              -           -           -            -      (1,829)     (1,829)

  Capital contribution                    -           -       2,500            -           -       2,500

  Net income                              -           -           -        6,598           -       6,598
                                    --------   ---------  ----------  -----------   ---------  ----------

BALANCE, December 31, 1999           40,000       4,000      42,870       34,032        (945)     79,957

  Net unrealized investment
   gain, net                              -           -           -            -         763         763

  Capital contribution                    -           -      15,500            -           -      15,500

  Net income                              -           -           -        7,918           -       7,918
                                    --------   ---------  ----------  -----------   ---------  ----------
BALANCE, December 31, 2000           40,000     $ 4,000     $58,370      $41,950      $ (182)   $140,138
                                    ========   =========  ==========  ===========   =========  ==========


The accompanying notes are an integral part of these financial statements.

AVLIC                                   5                   Financial Statements



                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                 YEARS ENDED DECEMBER 31
                                                          -------------------------------------

                                                            2000           1999         1998
                                                          --------      ---------     ---------
OPERATING ACTIVITIES
Net Income                                                 $7,918        $   6,598      $ 7,254
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Amortization of deferred policy
    acquisition costs                                      25,306           12,760       11,847
    Policy acquisition costs deferred                     (36,440)         (39,491)     (34,820)
    Interest credited to contract values                   11,020           12,512       13,400
    Amortization of discounts or premiums                     (52)              67          (28)
    Net gains on other invested assets                          -           (2,830)      (3,732)
    Net realized (gains) losses on
    investment transactions                                   973            1,786          (79)
    Deferred income taxes                                    (289)            (639)      (1,135)
    Change in assets and liabilities:
      Accrued investment income                              (431)             (17)        (624)
      Reinsurance receivable-affiliate                     26,051                -            -
      Reinsurance recoverable-affiliates                   (2,071)             302           59
      Prepaid reinsurance premium-affiliates                 (354)            (157)         (82)
      Other assets                                            135           (1,145)      (1,496)
      Policy and contract reserves                            920              504          740
      Policy and contract claims                            1,886              130         (300)
      Unearned policy charges                                 360              216          316
      Federal income tax-current                           (7,083)             (19)       1,475
      Unearned reinsurance ceded allowance                      4              346          328
      Other liabilities                                    (7,175)           5,838       (2,114)
                                                           ------           ------       ------
  Net cash from operating activities                       20,678           (3,239)      (8,991)
                                                           ------           ------       ------

INVESTING ACTIVITIES
Purchase of fixed maturity securities available for sale  (29,350)         (48,474)     (70,904)
Purchase of mortgage loans on real estate                    (855)          (1,400)           -
Purchase of other invested assets                               -           (1,252)      (7,760)
Proceeds from maturities or repayment of fixed
  maturity securities available for sale                   14,127           11,242       15,289
Proceeds from sales of fixed maturity securities
  available for sale                                        2,842            7,762       22,282
Proceeds from the sale of equity securities                     -                -        1,979
Proceeds from repayments of mortgage loans
  on real estate                                              154                -            -
Proceeds from the sale of other invested
  assets                                                        -            1,162        3,678
Net change in loans on insurance policies                  (6,687)          (5,550)      (3,467)
                                                           ------           ------       ------
  Net cash from investing activities                      (19,769)         (36,510)     (38,903)
                                                           ------           ------       ------

FINANCING ACTIVITIES
Capital contribution                                       15,500            2,500            -
Net change in accumulated contract values                 (10,032)          37,208       46,194
                                                           ------           ------       ------
  Net cash from financing activities                        5,468           39,708       46,194
                                                           ------           ------       ------

INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS             6,377              (41)      (1,700)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD           11,970           12,011       13,711
                                                           ------           ------       ------
CASH AND CASH EQUIVALENTS AT END OF PERIOD              $  18,347        $  11,970     $ 12,011
                                                           ======           ======       ======
SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for income taxes                              $   6,390        $   4,917      $ 2,525

The accompanying notes are an integral part of these financial statements.

AVLIC                                   6                   Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)


1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company (the Company), a stock life insurance company domiciled in the State of Nebraska, is a wholly-owned subsidiary of AMAL Corporation, a holding company 66% owned by Ameritas Life Insurance Corp. (ALIC) and 34% owned by AmerUs Life Insurance Company (AmerUs). ALIC is a wholly owned subsidiary of Ameritas Holding Company which is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company (AAMHC). The Company began issuing variable life insurance and variable annuity policies in 1987, fixed premium annuities in 1996 and equity indexed annuities in 1997. The variable life, variable annuity, fixed premium annuity and equity indexed annuity policies are not participating with respect to dividends.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates susceptible to significant change include deferred policy acquisition costs, reserves and income taxes.

The principal accounting and reporting practices followed are:

INVESTMENTS
The Company classifies its securities into categories based upon the Company's intent relative to the eventual disposition of the securities. The first category, held to maturity securities, is comprised of fixed maturity securities which the Company has the positive intent and ability to hold to maturity. These securities are carried at amortized cost. The second category, available for sale securities, may be sold to address the liquidity and other needs of the Company. Securities classified as available for sale are carried at fair value on the balance sheet with unrealized gains and losses excluded from operations and reported as a separate component of stockholder's equity, net of related deferred acquisition costs and income tax effects. The third category, trading securities, is for debt and equity securities acquired for the purpose of selling them in the near term. The Company has classified all of its securities as available for sale. Realized investment gains and losses on sales of securities are determined on the specific identification method.

Mortgage loans on real estate are carried at amortized cost less an allowance for estimated uncollectible amounts. SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which was amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," requires that an impaired loan be measured at the present value of expected future cash flows, or alternatively, the observable market price or the fair value of the collateral. Total impaired loans as of December 31, 2000 and 1999, and the associated interest income were not material.

The Company records write-offs or allowances for its investments based upon an evaluation of specific problem investments. The Company reviews, on a continual basis, all invested assets to identify investments where the Company may have credit concerns. Investments with credit concerns include those the Company has identified as experiencing a deterioration in financial condition.

CASH EQUIVALENTS
The Company considers all highly liquid debt securities purchased with remaining maturity of less than three months to be cash equivalents.

SEPARATE ACCOUNTS
The Company operates Separate Accounts on which the earnings or losses accrue exclusively to contractholders. The assets (mutual fund investments) and liabilities of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are reported at fair value.

AVLIC                                   7                   Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)
                                   (CONTINUED)


1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

PREMIUM REVENUE AND BENEFITS TO POLICYOWNERS
RECOGNITION   OF  UNIVERSAL   LIFE-TYPE   CONTRACTS   REVENUE  AND  BENEFITS  TO
POLICYOWNERS
Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyowner, premiums paid by the policyowner or interest accrued to policyowners' balances. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading, mortality risk expense, the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts under the fixed account investment option and benefit claims incurred in the period in excess of related policy account balances.

RECOGNITION OF INVESTMENT CONTRACT REVENUE AND BENEFITS TO POLICYOWNERS Contracts that do not subject the Company to risks arising from policyowner mortality or morbidity are referred to as investment contracts. Certain deferred annuities are considered investment contracts. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for investment products consist of investment income and policy administration charges. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

DEFERRED POLICY ACQUISITION COSTS
Those costs of acquiring new business, which vary with and are directly related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums. Such costs include commissions, certain costs of policy issuance and underwriting, and certain variable distribution expenses.

Costs deferred related to universal life-type policies and investment-type contracts are amortized generally over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment and expense margins. The estimated gross profits are reviewed and adjusted periodically based on actual experience and changes in assumptions.

A roll-forward of the amounts reflected in the balance sheets as deferred policy acquisition costs is as follows:

                                                                  DECEMBER 31
                                                        --------------------------------
                                                           2000      1999        1998
------------------------------------------------------- ---------- ---------- ----------
Beginning balance                                        $152,297   $121,236    $98,746
Acquisition costs deferred                                 36,440     39,491     34,820
Amortization of deferred policy acquisition costs         (25,306)   (12,760)   (11,847)
Adjustment for unrealized investment (gain)/loss           (2,604)     6,145       (483)
Balance released under co-insurance agreement (note 4)          -     (1,815)         -
------------------------------------------------------- ---------- ---------- ----------
Ending balance                                           $160,827   $152,297   $121,236
------------------------------------------------------- ---------- ---------- ----------

To the extent that unrealized gains or losses on available for sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as an adjustment of the unrealized investment gains or losses included in stockholder's equity.


FUTURE POLICY AND CONTRACT BENEFITS
Liabilities for future policy and contract benefits left with the Company on variable universal life and annuity-type contracts are based on the policy account balance, and are shown as accumulated contract values. In addition, the Company carries as future policy benefits a liability for additional coverages offered under policy riders.

AVLIC                                    8                  Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)
                                   (CONTINUED)


1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

INCOME TAXES
The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the cumulative differences in assets and liabilities determined on a tax return and financial statement basis at the current enacted tax rates.

NEW ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, entitled "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.133). The statement requires that all derivatives (including certain derivatives embedded in contracts) be recorded on the balance sheet and measured at fair value. SFAS No.133 requires that changes in the fair value of derivatives be recognized currently in operations unless specific hedge accounting criteria are met. If such criteria are met, the derivative's gain or loss will offset related results of the hedged item in the statement of operations. A company must formally document, designate and assess the effectiveness of transactions to apply hedge accounting treatment.

SFAS No. 133 is effective for fiscal years  beginning  after June 15, 2000.  The
Company adopted SFAS No. 133 effective January 1, 2001. The Company has evaluated its derivative arrangements and management does not believe the adoption of SFAS No. 133 has a material impact on its financial position or results of operations.

RECLASSIFICATIONS
Certain items on the prior year financial statements have been reclassified to conform to current year presentation.

2.  INVESTMENTS

Investment income summarized by type of investment was as follows:

                                                                     YEARS ENDED DECEMBER 31
                                                                --------------------------------
                                                                    2000       1999       1998
--------------------------------------------------------------- ----------- ---------- ---------
Fixed maturity securities available for sale                       $ 9,539    $ 9,644   $ 9,099
Equity securities                                                      159        159       179
Mortgage loans on real estate                                          160         34         -
Loans on insurance policies                                          1,203        845       590
Cash equivalents                                                     1,029        681       659
Other invested assets                                                    -      2,830     3,732
--------------------------------------------------------------- ----------- ---------- ---------
   Gross investment income                                          12,090     14,193    14,259
Investment expenses                                                    226        223       207
--------------------------------------------------------------- ----------- ---------- ---------
   Net investment income                                           $11,864    $13,970   $14,052
--------------------------------------------------------------- ----------- ---------- ---------
Net pretax realized investment gains (losses) were as follows:
                                                                     YEARS ENDED DECEMBER 31
                                                                 ------------------------------
                                                                    2000       1999       1998
---------------------------------------------------------------- ---------- ---------- ---------
Net gains(losses) on disposals of fixed maturity securities
   available for sale (note 4)                                       $(973)   $(1,786)     $131
Net gains(losses) on disposal of equity securities                       -          -      (52)
---------------------------------------------------------------- ---------- ---------- ---------
Net gains(losses) on disposal of securities available for sale       $(973)   $(1,786)      $79
---------------------------------------------------------------- ---------- ---------- ---------

During 2000, the Company recorded other than temporary impairments on bonds of $800.

AVLIC                                   9                   Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)
                                   (CONTINUED)


2.  INVESTMENTS (CONTINUED)

Proceeds from sales of securities available for sale and gross gains and losses realized on those sales were as follows:

                                                  YEAR ENDED DECEMBER 31, 2000
                                                --------------------------------
                                                  PROCEEDS     GAINS     LOSSES
----------------------------------------------- ----------- ---------- ---------
Fixed maturity securities available for sale        $2,842          -       $45
----------------------------------------------- ----------- ---------- ---------



                                                  YEAR ENDED DECEMBER 31, 1999
                                                --------------------------------
                                                  PROCEEDS     GAINS     LOSSES
----------------------------------------------- ----------- ---------- ---------
Fixed maturity securities available for sale        $7,762         $6       $80
----------------------------------------------- ----------- ---------- ---------



                                                  YEAR ENDED DECEMBER 31, 1998
                                                --------------------------------
                                                  PROCEEDS     GAINS     LOSSES
----------------------------------------------- ----------  ---------- ---------
Fixed maturity securities available for sale       $22,282       $242      $301
Equity securities                                    1,979          -        52
----------------------------------------------- ----------- ---------- ---------
 Total securities available for sale               $24,261       $242      $353
----------------------------------------------- ----------- ---------- ---------

The amortized cost and fair value of investments in securities by type of investment were as follows:

                                                                   DECEMBER 31, 2000
                                                   ---------------------------------------------
                                                                GROSS       GROSS
                                                    AMORTIZED  UNREALIZED  UNREALIZED   FAIR
                                                      COST       GAINS      LOSSES      VALUE
-------------------------------------------------- ----------- ---------- ---------- -----------
   U. S. Corporate                                   $102,895     $1,412     $2,621    $101,686
   Mortgage-backed                                     32,095        179        267      32,007
   U.S. Treasury securities and obligations of
      U.S. government agencies                          6,037        203          -       6,240
-------------------------------------------------- ----------- ---------- ---------- -----------
      Total fixed maturity securities
        available for sale                            141,027      1,794      2,888     139,933
-------------------------------------------------- ----------- ---------- ---------- -----------
   Equity securities                                    2,031          -        286       1,745
-------------------------------------------------- ----------- ---------- ---------- -----------
      Total securities available for sale            $143,058     $1,794     $3,174    $141,678
-------------------------------------------------- ----------- ---------- ---------- -----------

                                                                  DECEMBER 31, 1999
                                                   ---------------------------------------------
                                                                GROSS       GROSS
                                                    AMORTIZED  UNREALIZED  UNREALIZED   FAIR
                                                      COST       GAINS      LOSSES      VALUE
-------------------------------------------------- ----------- ---------- ---------- -----------
   U. S. Corporate                                    $85,653        $35     $3,388     $82,300
   Mortgage-backed                                     34,929         12      1,422      33,519
   U.S. Treasury securities and obligations of
      U.S. government agencies                          8,985         40        110       8,915
-------------------------------------------------- ----------- ---------- ---------- -----------
      Total fixed maturity securities
        available for sale                            129,567         87      4,920     124,734
-------------------------------------------------- ----------- ---------- ---------- -----------
   Equity securities                                    2,031          -        326       1,705
-------------------------------------------------- ----------- ---------- ---------- -----------
      Total securities available for sale            $131,598        $87     $5,246    $126,439
-------------------------------------------------- ----------- ---------- ---------- -----------


 AVLIC                                   10                 Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)
                                   (CONTINUED)

2.  INVESTMENTS (CONTINUED)

The amortized cost and fair value of fixed maturity securities available for sale by contractual maturity at December 31, 2000 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                             AMORTIZED           FAIR
                                               COST             VALUE
---------------------------------------     -----------      -----------
Due in one year or less                        $5,899            $5,896
Due after one year through five years          59,423            59,329
Due after five years through ten years         29,161            29,153
Due after ten years                            14,449            13,548
Mortgage-backed securities                     32,095            32,007
---------------------------------------    -----------      ------------
     Total                                   $141,027          $139,933
---------------------------------------    -----------      ------------

At December 31, 2000, the Company had fixed maturity securities available for sale with a carrying value of $3,281 on deposit with various state insurance departments.

In prior years, the Company purchased exchange and privately traded options to support certain equity indexed annuity policyowner liabilities. These derivatives were used to manage fluctuations in the equity market risk granted to the policyowners of the equity indexed annuities. These derivatives involved, to varying degrees, elements of credit risk and market risk. Due to the transfer of these assets as part of the co-insurance agreement outlined in note 4, there were no options outstanding at December 31, 2000 or 1999.


3.  INCOME TAXES

The items that give rise to deferred tax assets and liabilities relate to the following:

                                                         DECEMBER 31
                                                   -----------------------
                                                      2000         1999
-------------------------------------------------- ----------- -----------
Deferred policy acquisition costs                     $47,686     $45,802
Prepaid expenses                                        1,012         888
-------------------------------------------------- ----------- -----------
Gross deferred tax liability                           48,698      46,690
-------------------------------------------------- ----------- -----------
Future policy and contract benefits                    39,108      35,650
Net unrealized investment losses                          685       1,768
Capital loss carryforward                                 434         515
Deferred future revenues                                2,218       2,090
Other                                                     121         457
-------------------------------------------------- ----------- -----------
Gross deferred tax asset                               42,566      40,480
Less valuation allowance                                  714         515
-------------------------------------------------- ----------- -----------
Total deferred tax asset after valuation allowance     41,852      39,965
-------------------------------------------------- ----------- -----------
   Net deferred tax liability                          $6,846      $6,725
-------------------------------------------------- ----------- -----------

The Company has approximately $1,200 of capital loss carryforwards as of December 31, 2000 that may be applied against future capital gains. The capital loss carryforwards of approximately $1,100 and $100 will expire in 2004 and 2005, respectively. In 2000 and 1999, the Company provided for a valuation allowance against the deferred tax asset related to the capital loss carryforwards. The Company has also provided for a valuation allowance for a capital asset written down in 2000.

AVLIC                                   11                  Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)
                                   (CONTINUED)

3.  INCOME TAXES (CONTINUED)

The difference between the U.S. federal income tax rate and the tax provision rate is summarized as follows:
                                                    YEARS ENDED DECEMBER 31
                                                --------------------------------
                                                   2000       1999        1998
--------------------------------------------------------------------------------
Federal statutory tax rate                        35.0  %     35.0 %     35.0 %
Dividends received deduction                     (21.3)        -           -
Income tax liability released due to
  settlement on exam                             (29.6)        -           -
Other                                              1.7         4.2       (6.7)
--------------------------------------------------------------------------------
   Effective tax rate                            (14.2) %     39.2 %     28.3 %
--------------------------------------------------------------------------------


The Company's federal income tax returns have been examined by the IRS through 1995. The Company has appealed certain adjustments proposed by the IRS for tax years 1993 through 1995 and has reached a tentative settlement. Based on the settlement, in 2000, the Company reduced its current tax expense by $1,481 and released the income tax liability provided in prior years of $2,050. The IRS is currently examining the Company's tax return for the tax period ended March 31, 1996. Management believes adequate provisions have been made for any additional taxes which may become due with respect to the adjustments proposed by the IRS.

4.  RELATED PARTY TRANSACTIONS

Affiliates provide technical, financial, legal, marketing and investment advisory support to the Company under administrative service agreements. The cost of these services to the Company for years ended December 31, 2000, 1999 and 1998 was $12,573, $12,265 and $11,737, respectively.

The Company entered into reinsurance agreements (yearly renewable term) with affiliates. Under these agreements, these affiliates assume life insurance risk in excess of the Company's retention limit. These reinsurance contracts do not relieve the Company of its obligations to its policyowners. The Company paid $4,912, $4,419 and $4,104 of reinsurance premiums, net of ceded allowances, to affiliates for the years ended December 31, 2000, 1999 and 1998, respectively. The Company has received reinsurance recoveries from affiliates of $3,603, $7,268 and $3,310 for the years ended December 31, 2000, 1999 and 1998, respectively.

Effective June 30, 1999 the Company agreed to 100% co-insure its equity indexed annuity business to AmerUs in a non-cash transaction. Under the terms of the agreement investments with a fair value of $57,648 and an amortized cost of $59,390 were transferred to AmerUs. In return AmerUs co-insured the full liability for this business resulting in a $59,561 reinsurance receivable from affiliate being recorded. The Company also released the $1,815 of deferred policy acquisition costs which it was carrying on this block. AmerUs, through assumption reinsurance, has assumed approximately 83% and 40% as of December 31, 2000 and 1999, respectively, reducing the reinsurance receivable - affiliate to $9,870 and $35,921 as of December 31, 2000 and 1999, respectively. As a condition to assumption reinsurance, certain states have required the Company remain contingently liable in the event the assuming reinsurer is unable to fulfill its obligations. As of December 31, 2000, the Company was contingently liable for $11,610 of additional reserves.

The Company has entered into guarantee agreements with ALIC, AmerUs and AMAL Corporation whereby they guarantee the full, complete and absolute performance of all duties and obligations of the Company.

The Company's variable life and annuity products are distributed through Ameritas Investment Corp. (AIC), a wholly-owned subsidiary of AMAL Corporation. Policies placed by this affiliate generated commission expense of $34,544, $35,736 and $28,621 for the years ended December 31, 2000, 1999 and 1998, respectively.
AVLIC                                   12                  Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)
                                   (CONTINUED)

4.  RELATED PARTY TRANSACTIONS (CONTINUED)

During 1999, the Company formed a variable insurance trust (VIT). The Company and ALIC offer the VIT as an investment option to policyowners through their Separate Accounts. The Company had separate account investments of $1,021,332 and $1,066,249 in the VIT as of December 31, 2000 and 1999, respectively. ALIC had separate account investments of $600 as of December 31, 2000, the first year the VIT was available to its policyowners.

Affiliates of the Company provide investment advisory and administrative services to the VIT. AIC serves as the investment advisor and received fees of $5,356 and $702 for the years ended December 31, 2000 and 1999, respectively. Effective January 1, 2001 the Company entered into an agreement with AIC under which the Company will be paid for services provided to investors. The Company will receive a fee based on the net advisory fees earned on the mutual funds.

During 2000, the Company began offering Calvert Variable Series, Inc. (CVS) mutual funds, an affiliate, to policyowners through the Separate Accounts. Separate Account investments in mutual funds offered through CVS were $6,009 as of December 31, 2000.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5.  BENEFIT PLANS

The Company is included in the multiple employer non-contributory defined-benefit pension plan (pension plan) sponsored by ALIC. The Company's employees also participate in a defined contribution plan that covers substantially all full time employees of AAMHC and its subsidiaries.

In past years, substantially all full-time employees of ALIC and it subsidiaries were covered by the pension plan. During 2000, the pension plan was closed to new participants, and all existing participants were given two options for future participation.

The first option was to continue participation in the pension plan and defined contribution plans. Pension plan costs include current service costs, which are accrued and funded on a current basis, and past service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this plan are not segregated. Total Company contributions for the years ended December 31, 2000, 1999 and 1998 were $221, $159 and $163, respectively.

The second option for pension plan participants was to elect to end participation in the pension plan, fully vest in their accumulated pension benefits, and receive Company contributions to their defined contribution plan accounts on a quarterly basis, pending IRS approval.

On December 31, 2000, the pension plan merged with the pension plan of an affiliated company, and is now sponsored by AAMHC. While the pension plans were merged, each Company will continue to have different benefit formulas.

Company matching contributions under the defined contribution plan range from 0.5% to 3% in 2000 and 1% to 3% in 1999 of the participant's compensation. In addition, for those employees who elected to terminate their participation in the pension plan, and for new full time employees subsequent to the closing of the pension plan, the Company makes a contribution of 6.0% of the participant's compensation. Total Company contributions for the years ended December 31, 2000, 1999 and 1998 were $108, $47 and $24, respectively.

AVLIC                                   13                  Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)
                                   (CONTINUED)

5.  BENEFIT PLANS (CONTINUED)

The Company is also included in the postretirement benefit plan providing group medical coverage to retired employees of AMAL Corporation and its subsidiaries. For associates eligible to retire January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For associates eligible for retirement after January 1, 2000, benefits will be provided up to the date when the associate becomes eligible for medicare. Employees become eligible for these plan benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of postretirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. Total Company contributions were $35, $12 and $12 for the years ended December 31, 2000, 1999 and 1998, respectively.

Expenses for the defined benefit plan and postretirement group medical plan are allocated to the Company based on the number of associates in AMAL Corporation and its subsidiaries.

6.  INSURANCE REGULATORY MATTERS

Net income (loss), as determined in accordance with statutory accounting practices, was $6,874, ($4,513) and $319 for 2000, 1999 and 1998, respectively.
The Company's statutory surplus was $63,665, $41,637 and $44,589 at December 31, 2000, 1999 and 1998, respectively. The Company is required to maintain a certain level of surplus to be in compliance with state laws and regulations. Company surplus is monitored by state regulators to ensure compliance with risk based capital requirements. Under statutes of the Insurance Department of the State of Nebraska, the Company is limited in the amount of dividends it can pay to its stockholder.

In March 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles (Codification). The
Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, is effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The state of Nebraska will require adoption of Codification for the preparation of statutory financial statements effective January 1, 2001. The Company estimates that the adoption of Codification will increase the Company's statutory net worth as of January 1, 2001 by approximately $2,500 to $3,000.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures are made regarding fair value information about certain financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, may not be realized in immediate settlement of the instrument. All nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2000 and 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for each class of financial instrument for which it is practicable to estimate a value:
AVLIC                                   14                  Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)
                                   (CONTINUED)

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS(CONTINUED)

        FIXED MATURITY SECURITIES AVAILABLE FOR SALE -- For publicly traded securities, fair value is determined using an independent pricing source. For securities without a readily ascertainable fair value, the value has been determined using an interest rate spread matrix based upon quality, weighted average maturity and Treasury yields.

        EQUITY SECURITIES -- Fair value is determined using an independent pricing source.

        MORTGAGE LOANS ON REAL ESTATE - Mortgage loans in good standing are valued on the basis of discounted cash flow. The interest rate that is assumed is based upon the weighted average term of the mortgage and appropriate spread over Treasuries. There were no mortgage loans in default at December 31, 2000 and 1999.

        LOANS ON INSURANCE POLICIES -- Fair value for loans on insurance policies are estimated using a discounted cash flow analysis at interest rates currently offered for similar loans with similar remaining terms. Loans on insurance policies with similar characteristics are aggregated for purposes of the calculations.

        CASH AND CASH EQUIVALENTS, ACCRUED INVESTMENT INCOME, REINSURANCE RECEIVABLE AND RECOVERABLE - The carrying amounts equal fair value.

        ACCUMULATED CONTRACT VALUES -- Funds on deposit which do not have fixed maturities are carried at the amount payable on demand at the reporting date, which approximates fair value.

Estimated fair values are as follows:
                                                                      DECEMBER 31
                                                 -----------------------  ------------------------
                                                          2000                     1999
                                                 -----------------------  ------------------------
                                                   CARRYING      FAIR       CARRYING      FAIR
                                                    AMOUNT       VALUE       AMOUNT       VALUE
------------------------------------------------ ------------ ----------  ------------ -----------
Financial assets:
   Fixed maturity securities,
      available for sale                            $139,933   $139,933      $124,734    $124,734
   Equity securities                                   1,745      1,745         1,705       1,705
   Mortgage loans on real estate                       2,091      2,138         1,392       1,369
   Loans on insurance policies                        23,186     18,948        16,499      14,557
   Cash and cash equivalents                          18,347     18,347        11,970      11,970
   Accrued investment income                           2,873      2,873         2,442       2,442
   Reinsurance receivable - affiliate                  9,870      9,870        35,921      35,921
   Reinsurance recoverable - affiliates                2,414      2,414           153         153

Financial liabilities:
   Accumulated contract values excluding amounts
      held under insurance contracts                 204,577    204,577       184,376     184,376


AVLIC                                    15                 Financial Statements

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)
                                   (CONTINUED)

8.  COMMITMENTS AND CONTINGENCIES

From time to time, the Company and its subsidiaries are subject to litigation in the normal course of business. Management does not believe that the Company is party to any such pending litigation which would have a material adverse effect on its financial statements or future operations.

9.  SEPARATE ACCOUNTS

The Company is currently marketing variable life and variable annuity products which have Separate Accounts as an investment option. Separate Account V (Account V) was formed to receive and invest premium receipts from variable life insurance policies issued by the Company. Separate Account VA-2 (Account VA-2) was formed to receive and invest premium receipts from variable annuity policies issued by the Company. Both Separate Accounts are registered under the Investment Company Act of 1940, as amended, as unit investment trusts. Amounts in the Separate Accounts include policyowner investments in mutual fund options offered through affiliates. (See note 4.) Account V and VA-2's assets and liabilities are segregated from the other assets and liabilities of the Company.

Amounts in the Separate Accounts are:
                                                           DECEMBER 31
                                                   ------------- -------------
                                                       2000          1999
-------------------------------------------------- ------------- -------------
Separate Account V                                     $393,900      $402,722
Separate Account VA-2                                 1,868,780     1,991,723
-------------------------------------------------- ------------- -------------
                                                     $2,262,680    $2,394,445
-------------------------------------------------- ------------- -------------



AVLIC                                   16                  Financial Statements

APPENDIX C: OPTIONAL FEATURES
--------------------------------------------------------------------------------


        This Appendix is intended to provide only a very brief overview of additional benefits available to be added to your Policy by rider. Some of these features are only available at the time the Policy is issued, and may not be added later. For more information, contact your registered representative or us. Certain riders may not be available in all States.


o       GUARANTEED DEATH BENEFIT RIDER
        This Rider allows you to extend the guaranteed death benefit period available in the base Policy.
        COST: No extra cost. Minimum premium requirements must be maintained to keep this benefit in force.

o       WAIVER OF MONTHLY DEDUCTIONS ON DISABILITY RIDER
        This  Rider  provides  that  during  periods  of  the  insured's   total
        disability, as defined in the Rider, certain Policy charges and charges for any Policy riders will be waived.
        COST: SEE (1), BELOW.

o       PAYOR WAIVER OF MONTHLY DEDUCTIONS ON DISABILITY RIDER
        This Rider provides that during periods of the premium payor's total disability, as defined in the Rider, certain Policy charges and charges for any Policy riders will be waived.
        COST:  SEE (1), BELOW.

o       DISABILITY BENEFIT RIDER
        This Rider provides that during periods of the insured's total disability, as defined in the Rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider.
        COST: SEE (2), BELOW.

o       PAYOR DISABILITY RIDER
        This Rider provides that during periods of the premium payor's total disability, as defined in the Rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider.
        COST: SEE (1), BELOW.

o       ACCIDENTAL DEATH BENEFIT RIDER
        This Rider pays an additional benefit upon the insured's death resulting from a covered accident.
        COST: SEE (2), BELOW.

o       CHILDREN'S PROTECTION RIDER
        This Rider provides term life insurance protection, as defined in the Rider, for the insured's children.
        COST: SEE (2), BELOW.

o       GUARANTEED INSURABILITY RIDER
        This Rider guarantees that insurance coverage may be added at various option dates without evidence of insurability. This benefit may be exercised on the option dates even if the insured is disabled.
        COST:  SEE (2), BELOW.

o       TERM COVERAGE RIDER
        This Rider provides term insurance upon the insured's life in addition to the specified amount of insurance coverage under the Policy.
        COST: SEE (1), BELOW.

o       OTHER INSURED RIDER
        This Rider provides term insurance upon an individual other than the insured.
        COST: SEE (1), BELOW.

o       TERMINAL ILLNESS RIDER
        This Rider provides for the ability to accelerate the death benefit to be a living benefit to withdraw value from the Policy, as defined in the Rider, in the event of diagnosis of a terminal illness.
        COST: No extra cost. The total value available as a benefit is an amount less than the total death benefit payable under the Policy.

o       LEGACY ASSET RIDER
        This Rider also provides for the ability to accelerate the death benefit to be a living benefit to withdraw value from the Policy, as defined in the Rider, in the event of a diagnosis of a terminal or chronic illness.
        COST:  SEE (1), BELOW.

o       WAIVER OF DEDUCTIONS RIDER
        This Rider is issued in conjunction with the Legacy Asset Rider and provides for the waiver of certain Policy charges and charges for any Policy riders so long as benefits under the Legacy Asset Rider are payable in the event of a diagnosis of a chronic illness (and does not apply for a terminal illness diagnosis).
        COST: SEE (1), BELOW.

                                     - C:1 -
OVERTURE OVATION! VUL                                          Optional Features

(1) AN ADDITIONAL CHARGE FOR THIS BENEFIT IS DEDUCTED MONTHLY FROM TOTAL POLICY VALUE. THE AMOUNT OF THE CHARGE VARIES DEPENDING UPON THE INSURED'S SEX, ISSUE AGE, RISK CLASS AND SPECIFIED AMOUNT OF INSURANCE COVERAGE. ASK FOR A POLICY ILLUSTRATION OR SEE YOUR POLICY FOR BENEFIT CHARGES APPLICABLE TO YOU.

(2) AN ADDITIONAL CHARGE FOR THIS BENEFIT IS DEDUCTED MONTHLY FROM TOTAL POLICY VALUE. THE AMOUNT OF THE CHARGE VARIES DEPENDING UPON THE INSURED'S SEX AND ISSUE AGE. ASK FOR A POLICY ILLUSTRATION OR SEE YOUR POLICY FOR BENEFIT CHARGES APPLICABLE TO YOU.




                                     - C:2 -
OVERTURE OVATION! VUL                                          Optional Features

[ ]   IMSA

      We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.

                                    THANK YOU

    for reviewing this Prospectus. You should also review the series fund prospectuses for those Subaccount variable investment option underlying portfolios you wish to select.

                             IF YOU HAVE QUESTIONS,
                      contact your sales representative, or
                              write or call us at:

                    Ameritas Variable Life Insurance Company
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                              variable.ameritas.com


                           REMEMBER, THE CORRECT FORM
is important for us to accurately process your Policy elections and changes. Many can be found in the "on-line services" section of our Web Site. Or, call us at our toll-free number and we'll send you the form you need.

[ ]   ILLUSTRATIONS


      Illustrations are tools that can help demonstrate how the Policy operates, given the Policy's expenses, investment options and any optional features selected, how you plan to accumulate or access Policy value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy's death benefits, Cash Surrender Values and Policy values with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your sales representative or us to provide an illustration based upon your specific situation.



[ ]   REGISTRATION STATEMENT

    A registration statement including other information about us and the Policy is on file with the Securities and Exchange Commission ("SEC"). For a free copy, access it on the SEC's Web site (WWW.SEC.GOV, EDGAR "SEARCH FOR COMPANY FILINGS," "QUICK FORMS LOOKUP" and type in "Ameritas Variable") You can also ask for it from the SEC's office in Washington, D.C.; they may charge you a fee.


[ ]   REPORTS TO YOU

      We will send you a statement at least annually showing your Policy's death benefit, Policy value and any outstanding Policy loan balance. We will also confirm Policy loans, Subaccount transfers, lapses, surrender, partial withdrawals, and other Policy transactions as they occur. You will receive such additional periodic reports as may be required by the SEC.


(C) Ameritas Variable Life Insurance Company


                                   Ameritas Variable Life Insurance Company Logo

OVERTURE OVATION! VUL                 LAST PAGE

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Registrant makes the following representation pursuant to the National Securities Markets Improvements Act of 1996:

Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.


                              RULE 484 UNDERTAKING

AVLIC'S By-laws provide as follows:

The Company shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                     REPRESENTATION PURSUANT TO RULE 6e-3(T)

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:
The facing sheet.
The prospectus consisting of 100 pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484.
Representations pursuant to Rule 6e-3(T).
The signatures.
Written consents of the following:
(a) Legal Counsel
(b) Independent Auditors

The Following Exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2.
         (1) Resolution of the Board of Directors of AVLIC Authorizing Establishment of the Account. 1
         (2)  Not applicable.
         (3)  (a) Principal Underwriting Agreement. 1
              (b) Proposed Form of Selling Agreement. 1
              (c) Commission Schedule.
              (d) Amendment to Principal Underwriting Agreement. 2
         (4)  Not Applicable.
         (5)  (a) Proposed Form of Policy.
              (b) Proposed Form of Policy Riders.
         (6) (a) Articles of incorporation of Ameritas Variable Life Insurance Company. 2
              (b) Bylaws of Ameritas Variable Life Insurance Company. 3
         (7)  Not applicable.
         (8) (a) Participation Agreement in the Variable Insurance Products Fund. 2
              (b) Participation Agreement in the Alger American Fund. 2
              (c) Participation Agreement in the MFS Variable Insurance Trust. 1
              (d) Participation Agreement in the Morgan Stanley Universal
                  Funds, Inc. 1
              (e) Participation Agreement in the Calvert Variable Series, Inc.
                  Ameritas Portfolios. 4
              (f) Form of Participation Agreement in the Calvert Variable
                  Series, Inc. Social Portfolios. 6
              (g) Form of Participation Agreement in the American Century
                  Variable Portfolios, Inc. 6
              (h) Form of Participation Agreement in the INVESCO Variable
                  Investment Funds, Inc. 6
              (i) Form of Participation Agreement in the Salomon Brothers
                  Variable Series Funds Inc. 6
              (j) Form of Participation Agreement in the Summit Mutual Funds,
                  Inc. 6
              (k) Form of Participation Agreement in the Third Avenue Variable
                  Series Trust. 6
         (9)  Not Applicable.
         (10) Application for Policy.
         (11) Code of Ethics. 5
2. (a)(b) Opinion and Consent of Legal Counsel.
3. No financial statements will be omitted from the final Prospectus pursuant to Instruction 1(b) or (c) or Part I.
4.  Not applicable.
5.  Not applicable.
6.  Consent of Independent Auditors.
7.  Form of Notice of Withdrawal Right and Refund pursuant to Rule 6e-3(T)(b)
    (13)(viii) under the InvestmentCompany Act of 1940. 2

Footnotes:
1 Incorporated by reference to the initial Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed November 5, 1996.
2    Incorporated   by   reference  to  the   Pre-Effective   Amendment  to  the
     Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed January 17, 1997.
3 Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account VA-2, File No. 333-36507, filed February 20, 1998.
4 Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed August 30, 1999.
5 Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed February 29, 2000.
6 Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-14845, filed November 22, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ameritas Variable Life Insurance Company Separate Account V, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 21th day of September, 2001.


                                AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                      SEPARATE ACCOUNT V, Registrant

                             AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor

                                      By:      Lawrence J. Arth *
                                        ---------------------------------
                                               Chairman of the Board


As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on September 21, 2001.

         SIGNATURE                                   TITLE

     Lawrence J. Arth *           Director, Chairman of the Board and Chief
                                  Executive Officer

     William J. Atherton *        Director, President and Chief Operating
                                  Officer

     Kenneth C. Louis *           Director, Executive Vice President

     Gary R. McPhail *            Director, Executive Vice President

     Thomas C. Godlasky *         Director, Senior Vice President and Chief
                                  Investment Officer

     JoAnn M. Martin *            Director, Vice President and Chief
                                  Financial Officer

      Robert C. Barth *           Controller (Principal Accounting Officer)

     William W. Lester *          Treasurer (Principal Financial Officer)


     /S/ Donald R. Stading        Secretary and General Counsel
-------------------------------
       Donald R. Stading

* Signed by Donald R. Stading under Powers of Attorney executed effective as of January 25, 2001.

                                  Exhibit Index

         Exhibit

         1.   (3) (c)      Commission Schedule

         1.   (5) (a)      Proposed Form of Policy

         1.   (5) (b)      Proposed Form of Policy Riders

         1.  (10)          Application for Policy

         2.       (a)(b)   Opinion and Consent of Donald R. Stading

         6.                Consent of Deloitte & Touche, LLP